                                                            Relates to Form S-1
                                                     Registration No. 333-44311
                                            Filed under Rule 424 (b)(3) and (c)



                                  SUPPLEMENT TO
                                   PROSPECTUS
                                       OF
                              LAMONTS APPAREL, INC.


     The following information supplements the Prospectus, dated June 15, 1998, of Lamonts Apparel, Inc. (the "Company") related to 8,746,291 shares of the Company's Class A Common Stock (the "Common Stock"); 1,810,380 Class A Warrants, each to purchase 1 share of Common Stock; 581,184 Class B Warrants, each to purchase 1 share of Common Stock; and 228,639 Class C Warrants, each to purchase an aggregate of 15 shares of Common Stock (the "Prospectus"). Capitalized terms used in this Supplement and not defined herein have the meaning set forth in the Prospectus. This Supplement should be read in conjunction with the Prospectus.

                THE DATE OF THIS SUPPLEMENT IS DECEMBER 16, 1998.

     The following information was included in the Company's quarterly report on Form 10-Q for the thirteen weeks ended October 31, 1998, as filed with the Securities and Exchange Commission on December 15, 1998.

                              LAMONTS APPAREL, INC.
                     SUMMARY OF CONSOLIDATED FINANCIAL DATA
                                  (UNAUDITED)
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

The financial data presented below for the thirteen weeks ended October 31, 1998 ("3rd Quarter 1998") and November 1, 1997 ("3rd Quarter 1997") is derived from the Company's unaudited consolidated financial statements. Such unaudited consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary and of a normal recurring nature to present fairly the operating results for the interim periods reported. The results of operations for 3rd Quarter 1998 are not necessarily indicative of the results to be expected for the fiscal year ending January 30, 1999. This information should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in the Prospectus. THE FOLLOWING FINANCIAL DATA IS NOT NECESSARILY COMPARABLE FOR THE PERIODS SET FORTH BELOW BECAUSE OF THE EFFECTS OF THE COMPANY'S EMERGENCE FROM CHAPTER 11 IN JANUARY 1998 AND THE ADOPTION OF FRESH-START REPORTING.

                                                                        THIRTEEN WEEKS ENDED
                                                                -------------------------------------
STATEMENT OF OPERATIONS DATA:                                   OCTOBER 31, 1998  |  NOVEMBER 1, 1997
-----------------------------                                   ----------------  |  ----------------
Revenues                                                               $ 50,862   |         $ 50,263
Cost of merchandise sold                                                 32,089   |           31,760
                                                                ----------------  |  ----------------
   Gross profit                                                          18,773   |           18,503
                                                                ----------------  |  ----------------
                                                                                  |
Operating and administrative expenses                                    15,730   |           16,508
Depreciation and amortization                                             2,234   |            1,723
                                                                ----------------  |  ----------------
   Operating costs                                                       17,964   |           18,231
                                                                ----------------  |  ----------------
                                                                                  |
Income from operations before other income (expense),                             |
   and reorganization expenses                                              809   |              272
                                                                                  |
Other income (expense):                                                           |
   Interest expense                                                      (1,513)  |           (1,415)
   Other income                                                               6   |                2
                                                                ----------------  |  ----------------
                                                                                  |
Loss before reorganization expenses                                        (698)  |           (1,141)
Reorganization expenses                                                       -   |             (930)
                                                                ----------------  |  ----------------
                                                                                  |
Net loss                                                                 ($ 698)  |         ($ 2,071)
                                                                ================  |  ================
                                                                                  |
BASIC AND DILUTED LOSS PER COMMON SHARE: (a)                            ($ 0.08)  |          ($ 0.12)
                                                                                  |
WEIGHTED AVERAGE SHARES USED IN COMPUTING LOSS                                    |
PER COMMON SHARE:                                                                 |
                                                                                  |
   Basic and Diluted                                                  9,000,010   |       17,900,053

(a) For the thirteen weeks ended October 31, 1998 and November 1, 1997, options and warrants to purchase Common Stock were not included in the computation of diluted loss per common share since the effect of assuming their exercise would be anti-dilutive.

      If the Plan of Reorganization had been consummated on February 2, 1997, the unaudited pro forma net loss per common share would have been $.11 per share for the thirteen weeks ended November 1, 1997 and the weighted average number of common shares outstanding would have been 9,000,010.

                           LAMONTS APPAREL, INC.
                    SUMMARY CONSOLIDATED FINANCIAL DATA
                                (UNAUDITED)
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

The financial data presented below for the thirty-nine weeks ended October 31, 1998 ("YTD 1998") and November 1, 1997 ("YTD 1997") is derived from the Company's unaudited consolidated financial statements. Such unaudited consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary and of a normal recurring nature to present fairly the operating results for the interim periods reported. The results of operations for YTD 1998 are not necessarily indicative of the results to be expected for the fiscal year ending January 30, 1999. This information should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in the Prospectus. THE FOLLOWING FINANCIAL DATA IS NOT NECESSARILY COMPARABLE FOR THE PERIODS SET FORTH BELOW BECAUSE OF THE EFFECTS OF THE COMPANY'S EMERGENCE FROM CHAPTER 11 IN JANUARY 1998 AND THE ADOPTION OF FRESH-START REPORTING.

                                                                       THIRTY-NINE WEEKS ENDED
                                                                -------------------------------------
STATEMENT OF OPERATIONS DATA:                                   OCTOBER 31, 1998  |  NOVEMBER 1, 1997
-----------------------------                                   ----------------  |  ----------------
Revenues                                                              $ 140,924   |        $ 137,394
Cost of merchandise sold                                                 89,437   |           87,798
                                                                ----------------  |  ----------------
   Gross profit                                                          51,487   |           49,596
                                                                ----------------  |  ----------------
                                                                                  |
Operating and administrative expenses                                    45,162   |           47,235
Depreciation and amortization                                             6,008   |            5,484
                                                                ----------------  |  ----------------
   Operating costs                                                       51,170   |           52,719
                                                                ----------------  |  ----------------
                                                                                  |
Income (loss) from operations before other income (expense),                      |
   and reorganization expenses                                              317   |           (3,123)
                                                                                  |
Other income (expense):                                                           |
   Interest expense                                                      (3,658)  |           (3,855)
   Other income                                                              13   |                6
                                                                ----------------  |  ----------------
                                                                                  |
Loss before reorganization expenses                                      (3,328)  |           (6,972)
Reorganization expenses                                                       -   |           (1,924)
                                                                ----------------  |  ----------------
                                                                                  |
Net loss                                                               ($ 3,328)  |         ($ 8,896)
                                                                ================  |  ================
                                                                                  |
                                                                                  |
BASIC AND DILUTED LOSS PER COMMON SHARE: (a)                            ($ 0.37)  |          ($ 0.50)
                                                                ================  |  ================
                                                                                  |
WEIGHTED AVERAGE SHARES USED IN COMPUTING LOSS                                    |
PER COMMON SHARE:                                                                 |
                                                                                  |
   Basic and Diluted                                                  9,000,010   |       17,900,053

                                                                       THIRTY-NINE WEEKS ENDED
                                                                -------------------------------------
STATEMENT OF CASH FLOWS DATA:                                   OCTOBER 31, 1998  |  NOVEMBER 1, 1997
-----------------------------                                   ----------------  |  ----------------
Cash used by operating activities                                      ($ 8,649)  |         ($ 9,530)
Cash used  by investing activities                                       (1,292)  |             (789)
Cash provided by financing activities                                    10,994   |           10,551
                                                                                  |
BALANCE SHEET DATA (END OF PERIOD):                                               |
Working capital                                                        ($ 6,443)  |
Total assets                                                            114,109   |
Long-term debt and obligations under capital leases,                              |
   net of current maturities                                             22,789   |
Stockholders' equity                                                     16,628   |


(a) For the thirty-nine weeks ended October 31, 1998 and November 1, 1997, options and warrants to purchase common stock were not included in the computation of diluted loss per common share since the effect of assuming their exercise would be anti-dilutive.

      If the Plan of Reorganization had been consummated on February 2, 1997, the unaudited pro forma net loss per common share would have been $.74 per share for the thirty-nine weeks ended November 1, 1997 and the weighted average number of common shares outstanding would have been 9,000,010.

                              LAMONTS APPAREL, INC.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

Statements in this report containing the words "believes," "anticipates," "expects," and words of similar import, and any other statements which may be construed as a prediction of future performance or events, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Although it is not possible to itemize all factors that could affect actual results, such factors include, among others, (i) national and local general economic and market conditions, (ii) demographic changes, (iii) liability and other claims asserted against the Company, (iv) competition, (v) the loss of a significant number of customers or suppliers, (vi) fluctuations in operating results, (vii) changes in business strategy or development plans, (viii) business disruptions, (ix) the ability to attract and retain qualified personnel, (x) ownership of Common Stock, (xi) volatility of stock price, and (xii) the additional risk factors identified in the Company's Registration Statement on Form S-1 (No. 333-44311) initially filed with the SEC on January 15, 1998, and those described from time to time in the Company's other filings with the SEC, press releases and other communications. The Company disclaims any obligations to update any such factors or to announce publicly the result of any revisions to any of the forward-looking statements contained or incorporated by reference herein to reflect future events or developments.


RESULTS OF OPERATIONS

FRESH-START REVALUATION

Because Fresh-Start Reporting was adopted as of January 31, 1998, the consolidated results of operations for the thirteen weeks and thirty-nine weeks ended October 31, 1998 are not comparable to the consolidated results of operations for the thirteen weeks and thirty-nine weeks ended November 1, 1997 due to the inclusion of reorganization expenses prior to January 31, 1998 and the change in depreciation and amortization expense related to the revaluation of assets. Accordingly, a vertical black line is shown to separate post-emergence operations from those ended prior to January 31, 1998 in the consolidated results of operations.

The following discussion and analysis provides information with respect to the results of operations for the thirteen weeks ("3rd Quarter 1998") and thirty-nine weeks ("YTD 1998") ended October 31, 1998 compared to the thirteen weeks ("3rd Quarter 1997") and thirty-nine weeks ("YTD 1997") ended November 1, 1997.

REVENUES. Comparable store revenues (i.e., stores open since the beginning of each of the periods presented) of $50.9 million for the 3rd Quarter 1998 increased $0.6 million or 1.2% from $50.3 million for the 3rd Quarter 1997. Comparable store revenues of $140.9 million for YTD 1998 increased $3.5 million or 2.6% as compared to $137.4 million for YTD 1997. Comparable store revenues were equal to total store revenues for all periods presented. Management believes that revenues have increased due to higher average inventory levels, continued improvement in the quality of the merchandise offered in the stores compared to the prior period, and strong sales in the Alaska market, which more than offset a decline of revenue in other markets. There can be no assurance that revenues will increase in future periods.

GROSS PROFIT. Gross profit, as a percentage of revenues, was 36.9% for the 3rd Quarter 1998, compared to 36.8% for the 3rd Quarter 1997. Gross profit, as a percentage of revenues, increased 0.4%, from 36.1% for YTD 1997, to 36.5% for YTD 1998, partially due to better inventory management and controls. In addition, gross profit in the first quarter of 1997 was negatively impacted by markdowns associated with severe winter storms.

OPERATING AND ADMINISTRATIVE EXPENSES. Operating and administrative expenses were $15.7 million or 30.9% of sales for the 3rd Quarter 1998, compared to $16.5 million or 32.8% of sales for the 3rd Quarter 1997. Operating and administrative expenses were $45.2 million or 32.0% of sales for YTD 1998, compared to $47.2 million or 34.4% of sales for YTD 1997. Excluding the curtailment gain of $1.0 million recognized in the first quarter of fiscal 1998 (see Note 6 to the consolidated financial statements), operating and administrative expenses for YTD 1998 were 32.8% of sales. Expense savings initiatives, including lower occupancy expense at the Company's leased distribution center and lower store payroll expense, partially offset by an increase in Year 2000 remediation costs, accounted for the remainder of the reduction in operating and administrative expenses for YTD 1998 as compared to YTD 1997.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense was $2.2 million for the 3rd Quarter 1998 and $1.7 million for the 3rd Quarter 1997. Depreciation and amortization expense was $6.0 million for YTD 1998 and $5.5 million for YTD 1997. Both increases are primarily due to the revaluation of assets in connection with fresh-start reporting.

INTEREST EXPENSE. Interest expense was $1.5 million for the 3rd Quarter 1998 compared to $1.4 million for the 3rd Quarter 1997. Interest expense was $3.7 million for YTD 1998 compared to $3.9 million for YTD 1997. Interest expense is primarily related to outstanding borrowings under the Company's BankBoston Facility, referred to below. The decrease in YTD 1998, is primarily the result of an adjustment, totaling approximately $0.8 million, for a change in estimate recorded in the twenty-six weeks ended August 1, 1998, partially offset by higher average outstanding balances on the BankBoston Facility during 1998 periods.

REORGANIZATION EXPENSES. Reorganization expenses of $0.9 million for the 3rd Quarter 1997 and $1.9 million for YTD 1997 represent costs directly related to the Company's Chapter 11 case and consist primarily of professional fees. No such costs were incurred in the 3rd Quarter 1998 or YTD 1998.

NET LOSS. As a result of the foregoing, the Company recorded a net loss of $0.7 million for the 3rd Quarter 1998, compared to a net loss of $2.1 million for the 3rd Quarter 1997. The YTD 1998 net loss of $3.3 million decreased $5.6 million from the net loss of $8.9 million for YTD 1997. The $5.6 million improvement is primarily due to (i) the increase in gross profit of $1.9 million, due mainly to the increase in store revenues, (ii) the decrease in operating and administrative expenses of $2.1 million, which includes the curtailment gain of $1.0 million, and (iii) the reduction in reorganization expenses of $1.9 million. These improvements were partially offset by the increase in depreciation and amortization expense of $0.5 million.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

The Company used $8.6 million of cash for operating activities for YTD 1998. Cash for operating activities was used to fund losses in YTD 1998, the seasonal inventory build-up required to meet the Company's sales objectives, and the payment of accrued reorganization expenses as required under the Plan. These uses of cash were partially offset by a seasonal increase in accounts payable.

Cash used for operating activities decreased by $0.9 million as compared to YTD 1997. The reduction is primarily due to the decrease in the net loss (after giving effect to the curtailment gain) and a reduction in restricted cash due to emergence from Chapter 11. These increases in cash provided by operating activities were partially offset by a reduction of accrued expenses related to the payment of bonuses, reorganization and other expenses, and an increase in inventory levels (net of the increase in accounts payable), compared to YTD 1997.

The Company used $1.3 million of cash in investing activities for YTD 1998, representing an increase of $0.5 million as compared to $0.8 million used in YTD 1997. The increase is partially attributable to higher capital expenditures. In addition, the Company received approximately $0.2 million from the sale of land during YTD 1997.

For YTD 1998, the Company received $11.0 million of cash from financing activities as compared to $10.6 million for YTD 1997, due primarily to higher net borrowings under the Revolver.

As of October 31, 1998, the Company had a working capital ratio of 0.9. The Company believes that borrowings under the BankBoston Facility, referred to below, trade credit, and cash generated from operations will provide the cash necessary to fund the Company's cash requirements for the foreseeable future.

CAPITAL RESOURCES

The Company entered into the Amended and Restated Debtor-in-Possession and Exit Financing Loan Agreement, dated as of September 26, 1997 (the "Loan Agreement"), between the Company and BankBoston, N.A. ("BankBoston"), pursuant to which BankBoston provides Lamonts with (i) a revolving line of credit (the "Revolver") with a maximum borrowing capacity of $32 million, $35 million for the period October 15, 1998 to December 15, 1998; and (ii) a term loan in the amount of $10 million (the "Term Loan" and, together with the Revolver, the "BankBoston Facility"). In addition, the Company must maintain a Revolver balance of less than $20.5 million for 30 consecutive days between December 15, 1998 and January 31, 1999. See Note 7 to the consolidated financial statements for the 52 weeks ended January 31, 1998, included in the Company's Annual Report on Form 10-K, as amended, for a description of the BankBoston Facility.

The Company expensed fees of approximately $0.8 million YTD 1998 and $0.6 million YTD 1997 for the BankBoston Facility.

As of December 9, 1998, the Company had $22.9 million of borrowings outstanding under the Revolver and $9.950 million outstanding under the Term Loan. To meet its obligation under the Revolver and to maintain borrowings under the Revolver at less than $20.5 million for 30 consecutive days between December 15, 1998 and January 31, 1999, the Company intends to pay down borrowings during such period with cash flow from operations.

SEASONALITY

The Company's sales are seasonal, with the fourth quarter historically being the strongest quarter as a result of the holiday season.

YEAR 2000

"Fiscal 1998" refers to the 52 weeks ending January 30, 1999, and "Fiscal 1999" refers to the 52 weeks ending January 29, 2000.

Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations.

The Company has established a compliance program to modify or replace existing information technology systems to prevent the generation of invalid or incorrect results in connection with processing year dates for the year 2000 and later. The Company believes that it will complete its Year 2000 modifications by the third quarter of Fiscal 1999 and, based on its current understanding of its systems, does not currently anticipate any material disruption in its operations as a result of Year 2000 issues. However, if such modifications or replacements are not properly made, or are not timely completed, the reasonably worst case scenario is that various non-essential stand-alone systems would be impaired and the Company would lose its ability to efficiently process merchandise through its leased distribution center, which might have a material adverse effect on its operations.

As of October 31, 1998, the Company estimates that 80% of its information technology ("IT") systems have been tested and are currently operating as Year 2000 compliant systems. The Company estimates that an additional 10% of its IT systems have been reviewed and modified, but not yet tested. A summary of the expected completion dates for work currently in process to make all IT operating systems and application systems software Year 2000 compliant is as follows:

Fourth Quarter of Fiscal 1998:     Mid-range computer operating systems and
                                   application systems software.
First Quarter of Fiscal 1999:      Local area network, servers and desktop
                                   personal computers.
Second Quarter of Fiscal 1999:     Full test of all systems at a disaster
                                   recovery site which will emulate the
                                   changeover to the Year 2000.
Third Quarter of Fiscal 1999       1.  Replacement of in-store registers,
                                       computers, and operating systems, with
                                       new state-of-the art NCR hardware and
                                       software.
                                   2.  Leased distribution center

Suppliers of the Company and other third parties exchange information with the Company or rely on the Company's merchandising systems for certain sales and stock information. The Company currently does not have complete information concerning the compliance status of its suppliers or other third parties. However, because third-party failures could have a material adverse impact on the Company's ability to conduct business, the Company plans to request confirmations from major suppliers to certify that plans are being developed to address Year 2000 issues.

Beginning in the fourth quarter of Fiscal 1998, the Company will develop contingency plans for all IT and non-IT systems, as well as develop contingencies for dealing with those suppliers and other third parties who have not responded to Year 2000 readiness questionnaires, or who are at risk of non-compliance.

The Company spent $352,000 YTD 1998 and $325,000 through Fiscal 1997 to make its computer systems Year 2000 compliant. The total cost of the project to date as of October 31, 1998, was $677,000, and the Company estimates it will spend an additional $150,000 in the remainder of Fiscal 1998, and $150,000 in Fiscal 1999.

The cost of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, cooperation of vendors and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in the area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

The Company presently believes that Year 2000 issues will not pose significant operational problems for the Company. However, if all Year 2000 issues are not properly identified, or assessment, remediation and testing are not effected timely with respect to Year 2000 problems that are identified, there can be no assurance that Year 2000 issues will not materially adversely impact the Company's results of operations or adversely affect the Company's relationships with customers, vendors, or others. Additionally, there can be no assurance that the Year 2000 issues of other entities will not have a material adverse impact on the Company's systems or results of operations.

                             LAMONTS APPAREL, INC.

                    8,746,291 SHARES OF CLASS A COMMON STOCK
                           1,810,380 CLASS A WARRANTS
                            581,184 CLASS B WARRANTS
                            228,639 CLASS C WARRANTS
                               ------------------

    This Prospectus relates to the offer and sale by the persons named herein under the caption "Selling Security Holders" of (i) 1,810,380 Class A Warrants (the "Class A Warrants"), each of which entitles the holder thereof to purchase one share of Class A Common Stock, par value $.01 per share (the "Common Stock"), of Lamonts Apparel, Inc. ("Lamonts" or the "Company") at a current exercise price of $.01 per share, (ii) 581,184 Class B Warrants (the "Class B Warrants"), each of which entitles the holder thereof to purchase one share of Common Stock at a current exercise price of $.01 per share, (iii) 228,639 Class C Warrants (the "Class C Warrants," and together with the Class A Warrants and the Class B Warrants, the "Warrants"), each of which entitles the holder thereof to purchase fourteen shares of Common Stock (the "Initial Shares") at a current exercise price of $1.25 per share and one share of Common Stock (the "Adjustment Shares") at a current exercise price of $.01 per share, and (iv) 8,746,291 shares of Common Stock (including 5,821,149 shares issuable upon exercise of the Warrants). The shares of Common Stock being offered by the Selling Security Holders represent approximately 97.2% of currently outstanding shares of Common Stock. The availability of such a large number of shares of Common Stock may have the effect of depressing the market price of the Common Stock.

    The securities being offered hereby were issued by the Company pursuant to the Company's Modified and Restated Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the "Plan of Reorganization") in full or partial exchange for various pre-petition and administrative claims of the Selling Security Holders. The issuance of such securities was not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on the exemptions provided by section 1145 of Chapter 11 ("Chapter 11"), title 11 of the United States Code (the "Bankruptcy Code") and, with respect to the Class C Warrants, section 4(2) of the Securities Act. In connection with the Plan of Reorganization, the Company granted certain registration rights to the Selling Security Holders, including the right to require the Company to file the Registration Statement of which this Prospectus is a part. The distributions under the Plan of Reorganization and the terms of the Warrants (including the initial exercise price per share of Common Stock issuable upon exercise of the Warrants) were determined after negotiations with the committees representing the Company's unsecured trade creditors, bondholders and equity security holders (the "Committees"). The Plan of Reorganization was confirmed by the United States Bankruptcy Court (the "Bankruptcy Court") for the Western District of Washington at Seattle on December 18, 1997 and became effective on January 31, 1998 (the "Plan Effective Date").

    The numbers of shares of Common Stock and Warrants (and the shares issuable upon the exercise of such Warrants) that are being offered by this Prospectus correspond to the total numbers of such shares of Common Stock and Warrants that were received by the Selling Security Holders pursuant to the first two distributions under the Plan of Reorganization. The Company contemplates effecting one or more additional distributions of Common Stock, Class A Warrants and Class B Warrants following the resolution of pending claims filed against the Company during its Chapter 11 case. The Company intends to file a post-effective amendment updating the amount of shares of Common Stock and Warrants covered by this Prospectus after any such distribution occurs.

    The Class A Warrants are exercisable on or after the first date on which the Aggregate Equity Trading Value (as defined in the following paragraph) equals or exceeds $20 million. The Class B Warrants are exercisable on or after the first date on which the Aggregate Equity Trading Value equals or exceeds $25 million. If not previously exercised, each Class A Warrant and Class B Warrant will expire on January 31, 2008. The Class C Warrants to purchase the Initial Shares are currently exercisable and the Class C Warrants to purchase the Adjustment Shares are exercisable on or after the first date on which the

Aggregate Equity Trading Value equals or exceeds $25 million; provided that the portion of each Class C Warrant to purchase an Adjustment Share shall not be exercisable by the holder thereof unless and until the portion of such Class C Warrant to purchase the Initial Shares has been exercised in full by such holder. If not previously exercised, the Class C Warrants to purchase the Initial Shares will expire on January 31, 2002 and the Class C Warrants to purchase the Adjustment Shares will expire on January 31, 2008. The exercise price per share and the number of shares of Common Stock issuable upon exercise of the Warrants are subject to certain antidilution adjustments. The exercise price per share of Common Stock issuable pursuant to the exercise of the Class C Warrants is subject to a 25% increase and the expiration dates for such Warrants are subject to a one year extension, in each case upon the happening of certain events described below.

    "Aggregate Equity Trading Value" means, as of any date, the product of (a) either (i) if the Common Stock is listed on any national securities exchange or quoted on a national quotation system, the average of the daily closing prices of the Common Stock for the five (5) trading days immediately preceding such date, or (ii) if the Common Stock is not so listed or quoted, the fair market value per share of the Common Stock determined in good faith by the Company's Board of Directors as of a date within 30 days of such date, multiplied by (b) the total number of issued and outstanding shares of Common Stock as of such date (assuming for purposes of determining such number of shares the exercise in full of all in-the-money options outstanding on such date to purchase shares of Common Stock and, for purposes of determining whether the Class B Warrants are exercisable, the exercise of all Class B Warrants which are exercisable as of such date). As of May 1, 1998, the Aggregate Equity Trading Value equaled $18,018,082 based on an average daily closing price of $1.39 per share of Common Stock and 12,962,649 shares outstanding.

    The Common Stock is quoted on the OTC Bulletin Board ("OTC") under the symbol "LMNT." The Class A Warrants, Class B Warrants and Class C Warrants are quoted on the OTC under the symbols "LMNTZ," "LMNTW' and "LMNTH," respectively.
                            ------------------------

    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH UNDER "RISK FACTORS."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

    IT IS ANTICIPATED THAT THE SELLING SECURITY HOLDERS WILL OFFER AND SELL THE SECURITIES WHICH MAY BE SOLD BY SUCH PERSON HEREUNDER FROM TIME TO TIME IN ORDINARY TRANSACTIONS TO OR THROUGH ONE OR MORE BROKERS OR DEALERS IN THE OVER-THE-COUNTER MARKET OR IN PRIVATE TRANSACTIONS AT SUCH PRICES AS MAY BE OBTAINABLE. ANY SUCH PERSON MAY BE DEEMED TO BE AN "UNDERWRITER" AS THAT TERM IS DEFINED BY THE SECURITIES ACT. HOWEVER, THE COMPANY AND SUCH PERSONS DISCLAIM THAT ANY SUCH PERSON IS AN UNDERWRITER. SEE "PLAN OF DISTRIBUTION." THE COMPANY WILL RECEIVE NO PROCEEDS FROM THE SALE BY THE SELLING SECURITY HOLDERS OF THE WARRANTS OR THE SHARES OF COMMON STOCK, BUT WILL RECEIVE AN AGGREGATE OF APPROXIMATELY $4.03 MILLION UPON EXERCISE OF ALL WARRANTS COVERED BY THIS PROSPECTUS BASED ON CURRENT EXERCISE PRICES. THE COMPANY WILL PAY ALL THE EXPENSES INCIDENT TO THE REGISTRATION OF THE SECURITIES OFFERED HEREBY, EXCEPT FOR COMMISSIONS OF BROKERS OR DEALERS. SEE "USE OF PROCEEDS."

                 THE DATE OF THIS PROSPECTUS IS JUNE 15, 1998.

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SECURITY HOLDER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

    Statements in this Prospectus, including the words "believes," "anticipates," "expects," and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, (i) national and local general economic and market conditions,
(ii) demographic changes, (iii) liability and other claims asserted against the Company, (iv) competition, (v) the loss of significant customers or suppliers,
(vi) fluctuations in operating results, (vii) changes in business strategy or development plans, (viii) business disruptions, (ix) the ability to attract and retain qualified personnel, (x) ownership of Common Stock, (xi) volatility of stock price and (xii) without duplication, the risk factors included elsewhere in this Prospectus. GIVEN THESE UNCERTAINTIES, THOSE READING THIS PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporated by reference herein to reflect untrue events or developments.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
AVAILABLE INFORMATION......................................................................................           5

PROSPECTUS SUMMARY.........................................................................................           6

PLAN OF REORGANIZATION.....................................................................................          10

RISK FACTORS...............................................................................................          12

USE OF PROCEEDS............................................................................................          17

MARKET PRICES OF COMMON STOCK..............................................................................          18

DIVIDEND POLICY............................................................................................          18

CAPITALIZATION.............................................................................................          19

SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER OPERATING DATA..............................................          20

PRO FORMA FINANCIAL DATA...................................................................................          22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS......................          23

BUSINESS...................................................................................................          30

MANAGEMENT.................................................................................................          35

PRINCIPAL STOCKHOLDERS.....................................................................................          42

CERTAIN TRANSACTIONS.......................................................................................          44

SELLING SECURITY HOLDERS...................................................................................          46

PLAN OF DISTRIBUTION.......................................................................................          47

DESCRIPTION OF CAPITAL STOCK...............................................................................          48

DESCRIPTION OF CERTAIN INDEBTEDNESS........................................................................          53

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS..................................................................          55

EXPERTS....................................................................................................          56

LEGAL MATTERS..............................................................................................          56

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.................................................................          57

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained at prescribed rates by writing to the Public Reference Section of the Commission at the above Washington D.C. address. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

    This Prospectus, which constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act, omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission. All material contracts required to be described herein are described in this Prospectus.
                            ------------------------

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCE TO THE "COMPANY" OR "LAMONTS" REFERS TO LAMONTS APPAREL, INC. AFTER GIVING EFFECT TO THE PLAN OF REORGANIZATION AND THE RELATED TRANSACTIONS DESCRIBED BELOW.

                                  THE COMPANY

    Lamonts is a Northwest-based regional retailer with 38 stores in five states. The Company offers an assortment of moderately priced fashion apparel, and home and fashion accessories at competitive prices for the entire family. Lamonts purchases finished goods from approximately 1,200 vendors and uses a distribution center in Kent, Washington for processing and warehousing merchandise for distribution to its stores. Lamonts employs approximately 1,600 people in salaried, hourly, or part-time positions. The Company's stores average approximately 47,000 square feet and are generally located in shopping centers and malls. The Company's revenues for the 52 weeks ended January 31, 1998 ("Fiscal 1997") were approximately $201.6 million. As of January 31, 1998 Lamonts' total assets and total liabilities, at reorganization value, approximated $97.5 million and $77.5 million, respectively.

    Despite numerous attempts to restructure the Company's capital structure from 1992 through 1994, and as a result of the continued deterioration of the Company's financial position, on January 6, 1995 (the "Petition Date"), the Company filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. In Chapter 11, the Company continued to manage its affairs and operate its business as a debtor-in-possession. On October 31, 1997, the Company filed with the Bankruptcy Court its Plan of Reorganization, along with the proposed disclosure statement relating to the Plan of Reorganization (as amended, the "Disclosure Statement"). The Plan of Reorganization was confirmed by the Bankruptcy Court on December 18, 1997 and became effective on January 31, 1998. Under the Plan of Reorganization, among other things, certain indebtedness of Lamonts was cancelled in exchange for new equity interests (including certain of the Common Stock and Warrants being offered hereunder by the Selling Security Holders), certain indebtedness was reinstated, certain other pre-petition claims were discharged, certain claims were settled, existing equity interests were extinguished and new equity interests were issued (including certain of the Common Stock and Warrants being offered hereunder by the Selling Security Holders), executory contracts and unexpired leases were assumed or rejected, and the members of a new board of directors were designated. See "Plan of Reorganization."

                                  THE OFFERING

    Securities Offered by the Selling Security Holders

                                                 AGGREGATE NUMBER OF
                                                  SHARES OF COMMON                                            EXERCISE PRICE
NUMBER AND TITLE OF EACH CLASS                    STOCK UNDERLYING                                             PER SHARE OF
OF SECURITIES OFFERED                                SECURITIES           CONDITIONS TO EXERCISABILITY         COMMON STOCK
-----------------------------------------------  -------------------  ------------------------------------  -------------------
8,746,291 Shares of Class A Common Stock, par                N/A      N/A                                   N/A
 value $.01 per share..........................

1,810,380 Class A Warrants, each to purchase           1,810,380      Aggregate Equity Trading Value        $.01
 one share of Common Stock.....................                       equals or exceeds
                                                                      $20 million

581,184 Class B Warrants, each to purchase one           581,184      Aggregate Equity Trading Value        $.01
 share of Common Stock.........................                       equals or exceeds
                                                                      $25 million

228,639 Class C Warrants, each to purchase             3,200,946      Currently exercisable                 $1.25
 fourteen shares of Common Stock...............

228,639 Class C Warrants, each to purchase one           228,639      Aggregate Equity Trading Value        $.01
 share of Common Stock.........................                       equals or exceeds
                                                                      $25 million(1)

------------------------------

(1) No Class C Warrant with a per share exercise price of $.01 shall be exercisable by the holder thereof unless such holder has exercised in full such holder's portion of such Class C Warrant with a per share exercise price of $1.25.

Securities Offered by the           5,821,149 shares of Common Stock issuable upon exercise
  Company.........................  of the Warrants.

Class A Warrants..................  Each Class A Warrant entitles its registered holder to purchase from the Company one share of Common Stock at
                                    an exercise price of $.01 per share, subject to
                                    adjustment from time to time upon the occurrence of
                                    certain events. The Class A Warrants are exercisable on
                                    or after the first date on which the Aggregate Equity
                                    Trading Value equals or exceeds $20 million and, if not
                                    previously exercised, will expire on January 31, 2008.
                                    See "Description of Capital Stock--Class A Warrants and
                                    Class B Warrants."

Class B Warrants..................  Each Class B Warrant entitles its registered holder to purchase from the Company one share of Common Stock at
                                    an exercise price of $.01 per share, subject to
                                    adjustment from time to time upon the occurrence of
                                    certain events. The Class B Warrants are exercisable on
                                    or after the first date on which the Aggregate Equity
                                    Trading Value equals or exceeds $25 million and, if not
                                    previously exercised, will expire on January 31, 2008.
                                    See "Description of Capital Stock--Class A Warrants and
                                    Class B Warrants."

Class C Warrants..................  Each Class C Warrant entitles its registered holder to purchase from the Company fourteen shares of Common
                                    Stock at an exercise price of $1.25 per share and one
                                    share of Common Stock at an exercise price of $.01 per
                                    share, in each case subject to adjustment from time to
                                    time upon the occurrence of certain events. The Class C
                                    Warrants to purchase the Initial Shares are currently
                                    exercisable and, if not previously exercised, will
                                    expire on January 31, 2002. The Class C Warrants to
                                    purchase the

                                    Adjustment Shares are exercisable on or after the first
                                    date on which the Aggregate Equity Trading Value equals
                                    or exceeds $25 million and, if not previously exercised,
                                    will expire on January 31, 2008; provided that the
                                    portion of each Class C Warrant to purchase an
                                    Adjustment Share shall not be exercisable by the holder
                                    thereof unless and until the portion of such Class C
                                    Warrant to purchase the Initial Shares has been
                                    exercised in full by such holder. The exercise price per
                                    share of Common Stock issuable pursuant to the exercise
                                    of the Class C Warrants is subject to a 25% increase and
                                    the expiration date for such Warrants is subject to a
                                    one year extension, in each case upon the happening of
                                    certain events. See "Description of Capital Stock--Class
                                    C Warrants."

Common Stock to be outstanding
  after offering..................  17,483,930 shares assuming (i) exercise of options
                                    ("Stock Options") to purchase 1,669,228 shares of Common
                                    Stock reserved for issuance under the Company's 1998
                                    Stock Option Plan (the "Stock Option Plan"), and (ii)
                                    exercise of all Warrants issued and outstanding as of
                                    the date of this Prospectus (including Warrants not
                                    covered by this Prospectus). Excludes potential exercise
                                    of the warrants issuable by the Company 120 days
                                    following the Plan Effective Date to Gordian Group, L.P.
                                    ("Gordian"). See "Description of Capital Stock--Gordian
                                    Warrants."

OTC Bulletin Board symbol for
  Class A Common Stock ...........  LMNT

OTC Bulletin Board symbol for
  Class A Warrants................  LMNTZ

OTC Bulletin Board Symbol for
  Class B Warrants................  LMNTW

OTC Bulletin Board Symbol for
  Class C Warrants................  LMNTH

         SUMMARY CONSOLIDATED FINANCIAL DATA AND CERTAIN OPERATING DATA

    The following pro forma and historical data should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and Notes thereto, the "Pro Forma Financial Data" and the other information included elsewhere in this Prospectus. The historical financial data of the Company for Fiscal 1997, the 52 weeks ended February 1, 1997 ("Fiscal 1996") and the 53 weeks ended February 3, 1996 ("Fiscal 1995") have been derived from the historical consolidated financial statements of the Company audited by Coopers & Lybrand L.L.P., independent accountants, whose report with respect thereto is included elsewhere in this Prospectus.

    The pro forma data of the Company for Fiscal 1997 gives effect to the reorganization under the Plan of Reorganization and adoption of Fresh-Start Reporting and the amounts are presented as though the reorganization had been consummated at the beginning of Fiscal 1997. The historical consolidated balance sheet includes the effect of the reorganization, which was effective on January 31, 1998. The unaudited pro forma data does not purport to be indicative of the results of operations that would actually have been reported had such transactions actually been consummated on such date or of the results of operations that may be reported by the Company in the future.

                                                                         PRO FORMA                  HISTORICAL
                                                                        -----------   ---------------------------------------
                                                                         52 WEEKS      52 WEEKS      52 WEEKS      53 WEEKS
                                                                           ENDED         ENDED         ENDED         ENDED
                                                                        JANUARY 31,   JANUARY 31,   FEBRUARY 1,   FEBRUARY 3,
                                                                           1998          1998          1997          1996
                                                                        -----------   -----------   -----------   -----------
                                                                        (UNAUDITED)
                                                                                       (DOLLARS IN THOUSANDS,
                                                                                  EXCEPT PER SHARE AND STORE DATA)
STATEMENT OF OPERATIONS DATA
  Revenues(1).........................................................  $  201,623    $  201,623    $  203,602    $  199,548
  Cost of merchandise sold............................................     131,700       131,700       130,480       131,677
                                                                        -----------   -----------   -----------   -----------
  Gross profit........................................................      69,923        69,923        73,122        67,871
                                                                        -----------   -----------   -----------   -----------
  Operating and administrative expenses...............................      67,633        67,844        67,173        71,372
  Depreciation and amortization.......................................       7,012         7,141         7,999         9,232
  Impairment of long-lived assets.....................................      --            --             4,170        --
                                                                        -----------   -----------   -----------   -----------
  Operating costs.....................................................      74,645        74,985        79,342        80,604
                                                                        -----------   -----------   -----------   -----------
  Loss from operations before other income/(expense), reorganization
    expenses, fresh-start revaluation and extraordinary item..........      (4,722)       (5,062)       (6,220)      (12,733)

  Other income (expense):
    Interest expense..................................................      (5,770)       (5,900)       (5,053)       (5,098)
    Other income (expense)............................................           8             8            12           196
                                                                        -----------   -----------   -----------   -----------
  Loss from operations before reorganization expenses, fresh-start
    revaluation and extraordinary item................................     (10,484)      (10,954)      (11,261)      (17,635)
  Reorganization expenses.............................................      --            (5,995)        6,037         7,240
  Fresh-start revaluation.............................................      --            70,495        --            --
                                                                        -----------   -----------   -----------   -----------

  Income (loss) from operations before extraordinary item.............     (10,484)       53,546       (17,298)      (24,875)
  Extraordinary item--gain on debt discharge..........................      --            69,158        --            --
                                                                        -----------   -----------   -----------   -----------
  Net income (loss)...................................................  $  (10,484)   $  122,704    $  (17,298)   $  (24,875)
                                                                        -----------   -----------   -----------   -----------
                                                                        -----------   -----------   -----------   -----------
OTHER DATA
  Number of stores at end of period...................................          38            38            38            43
BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE
  Income (loss) from operations before extraordinary gain.............  $    (1.16)   $     3.00    $    (0.97)   $    (1.39)
  Extraordinary item--gain on debt discharge..........................      --              3.86        --            --
  Net income (loss)...................................................       (1.16)         6.86         (0.97)        (1.39)
  Weighted average number of shares...................................   9,000,000(2) 17,875,602    17,899,906    17,893,675
BALANCE SHEET DATA (AT END OF PERIOD)
  Working capital (deficit)...........................................                $   (5,625)   $   (3,357)   $   (2,248)
  Total assets........................................................                    97,468        93,272       102,361
  Liabilities subject to settlement under reorganization
    proceedings.......................................................                    --           102,858       104,845
  Long-term debt and obligations under capital leases, net of current
    maturities........................................................                    24,371         2,846        --
  Stockholders' equity/(deficit)......................................                    19,956       (59,553)      (42,556)

----------------------------------
(1) The additional week in Fiscal 1995 accounted for $2.2 million of revenues.
(2) Pursuant to the Plan of Reorganization, the Company issued 9,000,000 shares of Common Stock and granted warrants and options to purchase Common Stock. Such warrants and options have not been included in the calculation of net loss per common share because the effect of assuming their exercise would be anti-dilutive.

                             PLAN OF REORGANIZATION

    The overall purpose of the Plan of Reorganization was to (i) alter the debt and capital structure of Lamonts to permit it to emerge from Chapter 11 and (ii) settle, compromise or otherwise dispose of certain claims on terms that Lamonts considered to be reasonable.

    The Plan of Reorganization resulted in an approximate $90 million net reduction in the total indebtedness and liabilities subject to reorganization of the Company. The Plan of Reorganization provided generally for, among other things, payment in full by the Company of administrative expenses, certain other priority claims and secured claims, other than the claim of BankBoston, N.A. ("BankBoston"), the agent and lender under the Company's bank credit facility (the "BankBoston Facility"), (which was left unimpaired), cancellation of certain indebtedness in exchange for new equity securities of the Company (including certain of the Common Stock and Warrants being offered hereunder by the Selling Security Holders), the discharge of certain other pre-petition claims, the cancellation and/or rejection of existing equity securities of the Company in exchange for new equity securities of the Company (including certain of the Common Stock and Warrants being offered hereunder by the Selling Security Holders), the assumption or rejection of executory contracts and unexpired leases and the designation of a new board of directors. In addition, the Plan of Reorganization provided that the Company assume all of the obligations under the BankBoston Facility, including any unpaid accrued interest, fees, costs and charges.

    Pursuant to the Plan of Reorganization:

    (a) an aggregate of 8,800,000 shares of Common Stock, 2,203,320 Class A Warrants to purchase Common Stock and 700,237 Class B Warrants to purchase Common Stock have been or will be issued to the holders of pre-petition claims against Lamonts;

    (b) an aggregate of 200,000 shares of Common Stock and 100,000 Class B Warrants to purchase Common Stock were issued to the former holders of Lamonts common stock (the "Old Common Stock"); and

    (c) 228,639 Class C Warrants to purchase Common Stock and 10 shares of Class B Common Stock, par value $.01 per share of the Company ("Class B Common Stock"), were issued to Specialty Investment I LLC (the "Surety").

    All such securities were or will be issued in exchange for various pre-petition claims and interests allowed by the Bankruptcy Court, except those issued to the Surety which were issued as required under the BankBoston Facility in consideration of the guaranty made by the Surety of a $10 million term loan (the "Term Loan") made to the Company prior to the Plan Effective Date and in partial exchange for its administrative claim. All shares of Old Common Stock were canceled pursuant to the Plan of Reorganization. As a result, holders of Old Common Stock lost substantially all of their investment in the Company.

    In addition, pursuant to the Plan of Reorganization, the Company granted Stock Options as follows:

    (i) Stock Options exercisable for the purchase of 1,000,000 shares of Common Stock with an exercise price of $1.00 per share ("Base Options");

    (ii) to prevent dilution resulting from the issuance of the Class A Warrants, Stock Options exercisable for the purchase of an additional 244,813 shares of Common Stock with an exercise price of $0.01 per share, exercisable only on or after the date on which the Class A Warrants become exercisable ("Protective A Options"); and

    (iii) to prevent dilution resulting from the issuance of the Class B Warrants, Stock Options exercisable for the purchase of an additional 88,915 shares of Common Stock with an exercise price of $0.01 per share, exercisable only on or after the date on which the Class B Warrants become exercisable ("Protective B Options" and, together with the Protective A Options, the "Protective Options").

    The number of Protective A Options and Protective B Options that may be exercised is limited under certain circumstances. See "Description of Capital Stock--Stock Options."

    In addition, to prevent dilution resulting from the issuance of the Class C Warrants to the Surety, the holders of Stock Options issued on the Plan Effective Date were issued Class C Warrants exercisable for the purchase of an aggregate of 381,060 shares of Common Stock (355,656 shares with an exercise price of $1.25 per share and 25,404 shares with an exercise price of $.01 per share).

    As compensation to Gordian for investment banking services rendered to the Company during the Company's Chapter 11 case, Gordian will be issued, on the 120th day following the Plan Effective Date, warrants (the "Gordian Warrants") exercisable for a number of shares of Common Stock having a value equal to $200,000. For a description of the terms of the Gordian Warrants, see "Description of Capital Stock--Gordian Warrants."

    In connection with the Plan of Reorganization, the Company entered into a Grant of Registration Rights in favor of certain holders of the Warrants and the Common Stock, pursuant to which, subject to certain exceptions, the Company agreed to keep the Registration Statement of which this Prospectus is a part continuously in effect until no securities registerable under the Grant of Registration Rights are outstanding. In addition, the agreement provides for certain "piggyback" registration rights. See "Description of Capital Stock--Registration Rights."

    Also in connection with the Plan of Reorganization, Alan R. Schlesinger and Loren R. Rothschild entered into new employment agreements with the Company (respectively, the "Schlesinger Employment Agreement" and the "Rothschild Employment Agreement") which amended and restated the terms of their existing employment agreements. Pursuant to the Schlesinger Employment Agreement, Mr. Schlesinger received a one-time bonus of $175,000 for extending the term of his employment to January 31, 2002 and, in connection with the Plan of Reorganization, a bonus of $400,000, together with a grant of 800,237 Stock Options and 15,243 Class C Warrants. Pursuant to the Rothschild Employment Agreement, Mr. Rothschild received a one-time bonus of $80,000 for extending the term of his employment to May 1, 2001 and, in connection with the Plan of Reorganization, a bonus of $187,000, together with a grant of 200,059 Stock Options and 3,811 Class C Warrants. See "Management--Employment Agreements."

    The Plan of Reorganization was filed with the Bankruptcy Court on October 31, 1997. The Disclosure Statement, which was filed with the Bankruptcy Court on October 31, 1997 and amended on November 21, 1997, was approved by the Bankruptcy Court on November 24, 1997. The Plan of Reorganization was confirmed by the Bankruptcy Court on December 18, 1997 and became effective on January 31, 1998.

    With the exception of payments contemplated by the Plan of Reorganization to be made subsequent to the Plan Effective Date, all payments and distributions required under the Plan of Reorganization to be made in respect of pre-petition liabilities have been made or otherwise provided for, and, other than as contemplated by the Plan of Reorganization, no further recourse to the Company may be had by any person with respect of such pre-petition claims.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED BY THIS PROSPECTUS.

    HIGH LEVERAGE. After giving effect to the reduction in its outstanding debt pursuant to the Plan of Reorganization, the Company has a reduced, but nevertheless substantial, degree of leverage. The Company's consolidated ratio of total debt to equity as of January 31, 1998 was approximately 2.4:1. See "Capitalization." If the Company is unable to generate sufficient cash flow from operations in the future, or if it fails to satisfy the financial covenants contained in the BankBoston Facility, it could face default on its restructured obligations.

    The leveraged nature of the Company's capital structure will have several important effects on the Company and its operations, including the following:
(i) the Company continues to have significant cash requirements for debt service; (ii) because the Company's indebtedness under the BankBoston Facility bears interest at a floating rate to the extent the Company has not hedged its interest rate exposure (see "Description of Certain Indebtedness" for a description of the Company's forward interest rate swap agreement), the Company is sensitive to any increase in prevailing interest rates; (iii) as a result of the Company's debt service requirements and restrictions imposed under the terms of the BankBoston Facility, funds available for capital expenditures and cash dividends will be limited; and (iv) the Company's ability to meet its debt service obligations (and to satisfy the financial covenants contained therein) will be dependent upon its future performance which, in turn, will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, including factors beyond the Company's control. See "Description of Certain Indebtedness."

    The Term Loan will mature on December 26, 1999, subject to earlier maturity (including, as a result of acceleration, mandatory prepayment or otherwise) of the Company's revolving credit facility with BankBoston (the "Revolver") (with provision for two one-year extensions on the terms and conditions set forth in the BankBoston Facility). Although the Company will be required to make monthly principal payments of $25,000 on the Term Loan commencing on October 31, 1998, the Term Loan provides for the repayment of the outstanding balance in a lump-sum or "balloon" payment at maturity. In addition, BankBoston could demand repayment prior to the maturity date of the Term Loan or the Revolver if certain events of default were to occur. See "Description of Certain Indebtedness." The ability of the Company to repay such indebtedness at maturity or otherwise may depend upon the ability of the Company either to refinance or extend such indebtedness, to repay such indebtedness with proceeds of other capital transactions, such as the issuance of additional equity, or to sell assets. There can be no assurance that such refinancing or extension will be available on reasonable terms or at all, that additional equity will be issued, or that a sale of assets will occur. The inability to repay such indebtedness could have a material adverse effect on the Company. See "Description of Capital Stock--Class B Common Stock" for a description of the special voting rights of the Class B Common Stock upon the occurrence of certain defaults under the BankBoston Facility.

    COMPETITION. The retail business in which the Company is involved is highly competitive, and many of the Company's competitors have substantially greater resources than Lamonts. Numerous other companies, including publicly and privately held independent stores and chains and department stores, also provide competition on a national and regional basis. In addition, the competitive environment is often affected by factors beyond a particular retailer's control, such as shifts in consumer preferences, changes in style, business environment, population trends, and traffic control. Although management attempts to anticipate and respond to changes in consumer preferences and changes in styles, and believes that the Company competes successfully, the Company could face difficulties in continuing to compete successfully. See "Business--Competition."

    HISTORY OF LOSSES. The Company has experienced significant losses from operations in the last five fiscal years. In the long term, the Company's viability is dependent upon its ability to achieve profitable results of operations and positive cash flows. Although improvements have been made each year since the 52 weeks ended January 28, 1995, the Company has continued to realize losses. For Fiscal 1995 the Company reported a net loss of $24.9 million, for Fiscal 1996 the Company reported a net loss of $17.3 million and for Fiscal 1997 the Company reported a net loss of $16.9 million (exclusive of the $70.5 million gain from fresh-start revaluation and the $69.2 million extraordinary item--gain on debt discharge).

    DEPENDENCE ON HIGH SALES VOLUME; SUCCESS OF MERCHANDISING STRATEGIES. The Company's business is dependent upon a high volume of sales and, with respect to its mall and shopping center stores, sales are derived, in part, from a high volume of mall and shopping center traffic. Volume of sales and mall and shopping center traffic may be adversely affected by local, regional, or national economic downturns, demographic changes, new competition and, in the case of its mall and shopping center stores, by the closing of "anchor" stores. Revenues have been adversely affected by, among other things, (i) the general lower demand for apparel experienced by the Company and many other apparel retailers, (ii) the economy in the Company's markets, and (iii) the increase in discounter's and mass merchandiser's retail space in the Company's markets. Management believes that sales could in the future be adversely affected by the foregoing, among other factors. In addition, the Company's performance could also be adversely affected by (a) liability and other claims asserted against the Company, (b) the loss of a significant number of customers or suppliers, (c) changes in business strategy or development plans and (d) business disruptions. Furthermore, management believes that there may be continued pressure on gross profit in order to maintain a competitive position in the Company's markets. There can be no assurance that the above factors or a future economic downturn would not have a material adverse impact on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The Company's profitability is also dependent upon the success of its merchandising strategies and its ability to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner. New management has developed and implemented numerous merchandising strategies, which are designed to: (i) organize merchandising efforts in key departments on an integrated basis to streamline operations and focus responsibility for merchandise presentation, quality, price and availability; (ii) reduce or eliminate low-margin items and departments and add higher margin goods; and
(iii) improve inventory mix to reduce inventory markdowns. There can be no assurance, however, that the above strategies will result in improved profitability.

    MARKET FOR COMMON STOCK AND WARRANTS. The Old Common Stock of the Company issued and outstanding prior to the Plan Effective Date was quoted on the OTC and, until January 20, 1995, was listed on The NASDAQ SmallCap Market ("Nasdaq"). The Common Stock is quoted on the OTC under the symbol "LMNT." The Class A Warrants, Class B Warrants and Class C Warrants are quoted on the OTC under the symbols "LMNTZ," "LMNTW" and "LMNTH," respectively. Prior to the Plan Effective Date, there had been a limited public trading market for the Old Common Stock. There is a limited public trading market for the Common Stock and the Warrants being offered hereby. There can be no assurance that any such market will continue for the Common Stock or the Warrants or as to the liquidity of such market, the ability of holders to sell such securities, or the price at which holders would be able to sell such securities.

    The shares of Common Stock being offered by the Selling Security Holders represent approximately 97.2% of currently outstanding shares of Common Stock. The availability of such a large number of shares of Common Stock may have the effect of depressing the market price of the Common Stock.

    LIMITATIONS ON FUTURE GROWTH. The Company's growth is subject to (i) its ability to maintain revenues at existing stores, (ii) the availability of capital and (iii) the restrictions on capital expenditures set forth in the BankBoston Facility, which prohibits capital expenditures in excess of $6.5 million for the 52 weeks ending January 28, 1999 ("Fiscal 1998"). There can be no assurance that the Company will be able to maintain revenues at current stores or that capital will be available to the Company or, if available, that it will be available on terms the Company considers reasonable. The failure or inability of the Company to maintain such revenues or obtain such capital on favorable terms could have a material adverse effect on the Company's operations, business or financial condition.

    The Company's current expansion plans are expected to require capital expenditures of approximately $2.9 million during Fiscal 1998, which is within the restrictions contained in the BankBoston Facility. The Company is continually evaluating store locations and operations to determine whether to close stores that do not meet its performance objectives. Additionally, the Company may expand, downsize or relocate existing stores. Management has no current plans to close any of the remaining 38 Lamonts stores. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    DEPENDENCE ON KEY PERSONNEL. The future success of the Company is largely dependent on the talents and efforts of Mr. Alan R. Schlesinger, the Company's President, Chief Executive Officer and Chairman of the Board, as well as on the talents and abilities of other key management executives. The Company entered into a four-year employment agreement with Mr. Schlesinger on the Plan Effective Date, but does not maintain a key person life insurance policy on the life of Mr. Schlesinger. The loss of Mr. Schlesinger could have a material adverse effect on the Company's operations, business and financial condition. See "Management--Employment Agreements."

    RESTRICTIONS ON COMMON STOCK DIVIDENDS. The Company has never declared or paid cash dividends on its Old Common Stock or any other equity security, and does not anticipate paying cash dividends on the Common Stock offered hereby or any other equity security in the foreseeable future. In addition, the BankBoston Facility contains certain covenants which directly and indirectly restrict the ability of the Company to pay dividends. Such restrictions specifically prohibit the payment of cash dividends on the Common Stock and the Class B Common Stock. See "Description of Certain Indebtedness."

    RESTRICTIONS IMPOSED BY THE TERMS OF THE BANKBOSTON FACILITY. The BankBoston Facility includes affirmative and negative covenants which substantially restrict many aspects of the Company's operations and finances. Such covenants include, without limitation, a prohibition on dividends and restrictions on capital expenditures and the incurrence of indebtedness. The covenants will reduce the Company's operational and financial flexibility and its ability to respond to changing retail conditions and take advantage of attractive business opportunities. Should the Company be unable to meet any of these covenants when required, it will be necessary to request waivers and/or amendments of the facility from BankBoston and the Surety. There can be no assurance that the necessary waivers and/or amendments will be granted or that, if granted, they will be on terms acceptable or favorable to the Company. Failure to obtain such waivers and/or amendments could result in the obligations of the Company under the BankBoston Facility being declared immediately due and payable. In addition, BankBoston could foreclose on the collateral securing the BankBoston Facility. See "Description of Certain Indebtedness." See also "Description of Capital Stock--Class B Common Stock" for a description of the special voting rights of the Class B Common Stock upon the occurrence of certain defaults under the BankBoston Facility.

    RECENT EMERGENCE FROM CHAPTER 11. The Company emerged from Chapter 11 on January 31, 1998. The Company's experience in Chapter 11 may affect its ability to negotiate favorable trade terms with manufacturers and other vendors and to negotiate favorable lease terms with landlords. The failure to obtain such favorable terms could have a material adverse effect on the Company's operations, business or financial condition. In accordance with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), the Company has adopted "Fresh-Start Reporting" and has reflected the effects of such adoption in its Consolidated Balance Sheet as of January 31, 1998. Accordingly, the Company's Consolidated Balance Sheets at and after January 31, 1998 and its Consolidated Statements of Operations for periods after January 31, 1998 will not be comparable to the Consolidated Financial Statements for prior periods included elsewhere herein. Among other things, the Consolidated Statement of Operations for Fiscal 1997 included an extraordinary gain relating to the debt discharged in the Chapter 11 proceedings.

    ANTITAKEOVER EFFECT OF BLANK CHECK PREFERRED STOCK. The Company's Second Restated Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights, and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the relative voting power or other rights of the holders of the Common Stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company and could prevent stockholders from receiving a premium for their shares in the event of a third party tender offer or change of control transaction. Although the Company has no present intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future. Additionally, if the Company issues preferred stock, the issuance may have a dilutive effect upon the holders of the Company's Common Stock, including the purchasers of the shares of Common Stock offered hereby. In addition, the Company is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder.

    DILUTION. The Common Stock being offered hereby is subject to dilution by the additional shares of Common Stock issuable upon exercise of the Class A Warrants, the Class B Warrants, the Class C Warrants, the Stock Options, and the Gordian Warrants. Moreover, the Company will have the right to issue additional securities (including, without limitation, under the Stock Option Plan) in the future upon compliance with applicable law and the Company's Second Restated Certificate of Incorporation and Amended and Restated Bylaws, which could result in further dilution.

    TAX CONSEQUENCES OF THE PLAN OF REORGANIZATION; POTENTIAL LOSS OF CERTAIN
TAX ATTRIBUTES.   As a result of the implementation of the Plan of
Reorganization, the Company will (i) undergo an "ownership change" (generally, a greater than 50 percentage point change in ownership) for purposes of section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) realize cancellation of indebtedness income ("COI") from the cancellation of certain indebtedness in exchange for new equity securities. Because such ownership change and cancellation of indebtedness will arise in a case under Chapter 11, the Company will be able to avoid some of the adverse Federal income tax consequences generally associated therewith (e.g, the COI realized will not be includible in income). Nevertheless, the Company expects that its ability to offset future taxable income with net operating loss and loss carryforwards ("NOLs"), as well as certain built-in losses and tax credits, will be limited and that certain of its tax attributes, including NOLs, will be significantly reduced (but not eliminated). In addition, the purchase of the securities offered hereby, as well as the exercise of the Warrants by certain holders, may cause the Company to undergo another "ownership change" for purposes of section 382 of the Code and, accordingly, may further limit the Company's ability to use its NOLs and certain built-in losses and tax credits to offset future taxable income.

    MANAGEMENT DISCRETION AS TO USE OF PROCEEDS. The net proceeds to the Company from the sale of Common Stock issuable upon exercise of the Warrants being offered by this Prospectus have been allocated to general corporate purposes. Therefore, management of the Company will have broad discretion, subject to the restrictions of the BankBoston Facility, with respect to the use of such proceeds. See "Use of Proceeds."

    ASSETS OF THE COMPANY SECURE BANKBOSTON FACILITY. Obligations under the BankBoston Facility are secured by liens on substantially all assets of the Company. If, after default, BankBoston were to foreclose on the collateral securing the BankBoston Facility or if the assets of the Company were liquidated, the proceeds of such assets would be applied to satisfy the Company's obligations under the BankBoston

Facility. There can be no assurance that there would be sufficient assets remaining to provide a recovery to the Company's equity holders. See "Description of Certain Indebtedness."

    YEAR 2000 COMPLIANCE. The Company has established a compliance program to modify or replace existing information technology systems so that such systems will not generate invalid or incorrect results in connection with processing year dates for the year 2000 and later years. The Company believes that it will be able to achieve Year 2000 compliance by the middle of the 52 weeks ending January 29, 2000 ("Fiscal 1999") and does not currently anticipate any material disruption in its operations as a result of any failure by the Company to achieve compliance. The Company spent approximately $324,000 in Fiscal 1997 and estimates it will spend approximately $500,000 in Fiscal 1998 and $150,000 in Fiscal 1999 to make its computer systems Year 2000 compliant.

    Additionally, suppliers of the Company and other third parties exchange information with the Company or rely on the Company's merchandising systems for certain sales and stock information. The Company currently does not have any information concerning the compliance status of its suppliers or such other third parties. However, because third-party failures could have a material adverse impact on the Company's ability to conduct business, confirmations are being requested from the Company's major suppliers to certify that plans are being developed to address the Year 2000 issues.

                                USE OF PROCEEDS

    The Company will receive no proceeds from the sale by the Selling Security Holders of the Warrants or the shares of Common Stock, but will receive an aggregate of approximately $4.03 million upon exercise of all Class A Warrants, Class B Warrants and Class C Warrants covered by this Prospectus based on current exercise prices (approximately $.02 million upon exercise of such Class A Warrants; approximately $.01 million upon exercise of such Class B Warrants; and approximately $4.00 million upon exercise of such Class C Warrants). The proceeds from the exercise of the Warrants, if any, will be used by the Company for general corporate purposes. See "Risk Factors--Management Discretion as to Use of Proceeds." All of the expenses incurred in connection with the registration of the Warrants and the shares of Common Stock offered hereby will be paid by the Company, except for commissions of brokers or dealers and any transfer fees incurred in connection with sales of Warrants and shares of Common Stock by the Selling Security Holders, which will be paid by the Selling Security Holders.

                         MARKET PRICES OF COMMON STOCK

    Prior to the Plan Effective Date, the Old Common Stock was quoted on the OTC and, until January 20, 1995, was listed on Nasdaq. The Common Stock is currently quoted on the OTC under the symbol "LMNT." The following table sets forth, for the periods indicated, the high and low closing bid prices of the Common Stock and Old Common Stock, as applicable, as quoted on the OTC. The bid prices, as stated, represent inter-dealer prices without adjustments for retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

                                                                                 HIGH        LOW
                                                                               ---------  ---------
Fiscal 1998 (Common Stock):
Quarter ended May 2..........................................................      1 7/8      1 1/4

Fiscal 1997 (Old Common Stock):
Quarter ended January 31.....................................................        1/4       1/16
Quarter ended November 1.....................................................       3/16       1/16
Quarter ended August 2.......................................................        1/8       1/16
Quarter ended May 3..........................................................        1/8       1/16

Fiscal 1996 (Old Common Stock):
Quarter ended February 1.....................................................       7/16       1/16
Quarter ended November 2.....................................................        1/4        1/8
Quarter ended August 3.......................................................       7/16        1/8
Quarter ended May 4..........................................................        1/4        1/8

    At May 1, 1998, there were 1,298 holders of record of the Common Stock and the average bid and ask price was $1.30 per share.

                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its Old Common Stock or any other equity security, and does not anticipate paying cash dividends on the Common Stock or any other equity security in the foreseeable future. Any future determination as to the payment of dividends will depend upon certain debt instrument limitations, future earnings, results of operations, capital requirements, the financial condition of the Company, and such other factors as the Company's Board of Directors may consider. The ability of the Company to pay dividends is directly and indirectly restricted under the terms of the BankBoston Facility. Such restrictions prohibit the payment of dividends for the foreseeable future. See "Description of Certain Indebtedness" and "Risk Factors--Restrictions on Common Stock Dividends."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of January 31, 1998. This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                           AS OF JANUARY 31,
                                                                                 1998
                                                                         ---------------------
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
Current Debt
  BankBoston Facility Revolver.........................................      $      18,967
  Current Maturities of Long-Term Debt.................................                403
  Current Maturities of Obligations under Capital Leases...............              1,454
                                                                                ----------
TOTAL CURRENT DEBT.....................................................             20,824
                                                                                ----------
Long-Term Debt
  Obligations under Capital Leases, Net of Current Maturities..........             13,835
  Long-Term Debt, Net of Current Maturities............................             10,536
  Other................................................................              2,852
                                                                                ----------
TOTAL LONG-TERM DEBT...................................................             27,223
                                                                                ----------
TOTAL DEBT.............................................................             48,047
                                                                                ----------
Stockholders' Equity:(1)
  Common Stock.........................................................                 90
  Additional Paid in Capital...........................................             19,866
  Retained Earnings....................................................           --
                                                                                ----------
TOTAL STOCKHOLDERS' EQUITY.............................................             19,956
                                                                                ----------
TOTAL CAPITALIZATION...................................................      $      68,003
                                                                                ----------
                                                                                ----------

------------------------------

(1) Does not reflect the possible exercise of (i) Stock Options to purchase 1,333,728 shares of Common Stock issued on the Plan Effective Date, (ii) Class A Warrants to purchase 2,203,320 shares of Common Stock, (iii) Class B Warrants to purchase 800,237 shares of Common Stock and (iv) Class C Warrants to purchase 3,810,645 shares of Common Stock, or the receipt of proceeds by the Company from such exercise.

         SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER OPERATING DATA

    The following historical data should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and Notes thereto and the other information included elsewhere in this Prospectus. The selected historical financial data of the Company for Fiscal 1997, Fiscal 1996, Fiscal 1995, the 13 weeks ended January 28, 1995 and the 52 weeks ended October 29, 1994 ("Fiscal 1994") have been derived from the historical consolidated financial statements of the Company audited by Coopers & Lybrand L.L.P., independent accountants, whose report with respect to Fiscal 1997, Fiscal 1996 and Fiscal 1995 is included elsewhere in this Prospectus. The historical financial data for the 52 weeks ended January 28, 1995 have been derived from the unaudited financial records of the Company. Such unaudited financial records reflect all adjustments which are, in the opinion of management, necessary and of a normal recurring nature to present fairly the operating results for the periods presented.

    The Company was operating under Chapter 11 during Fiscal 1997, Fiscal 1996 and Fiscal 1995. As a result, the financial condition and results of operations of the Company for such fiscal years are not necessarily comparable. On March 9, 1995, the Company changed its fiscal year end from the Saturday closest to October 31 to the Saturday closest to January 31. As a result, the financial condition and results of operations of the Company for Fiscal 1997, Fiscal 1996 and Fiscal 1995 are not necessarily comparable to its prior fiscal years.

                                            52 WEEKS       52 WEEKS       53 WEEKS       52 WEEKS       13 WEEKS       52 WEEKS
                                             ENDED          ENDED          ENDED          ENDED          ENDED          ENDED
                                          JANUARY 31,    FEBRUARY 1,    FEBRUARY 3,    JANUARY 28,    JANUARY 28,    OCTOBER 29,
                                              1998           1997           1996         1995(3)          1995           1994
                                          ------------   ------------   ------------   ------------   ------------   ------------
                                                                                       (UNAUDITED)
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)
STATEMENT OF OPERATIONS DATA
  Revenues(1)...........................  $   201,623    $   203,602    $   199,548    $   231,199    $    71,014    $   237,922
  Cost of merchandise sold..............      131,700        130,480        131,677        175,330         60,587        163,697
                                          ------------   ------------   ------------   ------------   ------------   ------------
  Gross profit..........................       69,923         73,122         67,871         55,869         10,427         74,225
                                          ------------   ------------   ------------   ------------   ------------   ------------
  Operating and administrative
    expenses............................       67,844         67,173         71,372         87,807         22,400         88,520
  Depreciation and amortization.........        7,141          7,999          9,232         11,355          2,666         11,441
  Impairment of long-lived assets.......      --               4,170        --             --             --             --
  Store closure costs...................      --             --             --               7,200        --               7,200
                                          ------------   ------------   ------------   ------------   ------------   ------------
  Operating costs.......................       74,985         79,342         80,604        106,362         25,066        107,161
                                          ------------   ------------   ------------   ------------   ------------   ------------
  Loss from operations before other
    income/(expense), reorganization
    expenses, fresh-start revaluation,
    income tax provision/(benefit) and
    extraordinary item..................       (5,062)        (6,220)       (12,733)       (50,493)       (14,639)       (32,936)
  Other income (expense):
  Interest expense
  --Cash................................       (5,900)        (5,053)        (5,098)        (6,698)        (1,356)        (8,130)
  --Non-Cash(2).........................      --             --             --              (5,160)        (1,670)        (3,490)
  Other income (expense)................            8             12            196             27             29           (369)
                                          ------------   ------------   ------------   ------------   ------------   ------------
  Loss from operations before
    reorganization expenses, fresh-start
    revaluation, income tax
    provision/(benefit) and
    extraordinary item..................      (10,954)       (11,261)       (17,635)       (62,324)       (17,636)       (44,925)
  Reorganization expenses...............       (5,995)         6,037          7,240          7,499          7,499        --
  Fresh-start revaluation...............       70,495        --             --             --             --             --
                                          ------------   ------------   ------------   ------------   ------------   ------------
  Income (loss) from operations before
    income tax provision/(benefit) and
    extraordinary item..................       53,546        (17,298)       (24,875)       (69,823)       (25,135)       (44,925)
  Income tax provision/(benefit)........      --             --             --                (400)       --                (400)
  Extraordinary item--gain on debt
    discharge...........................       69,158        --             --             --             --             --
                                          ------------   ------------   ------------   ------------   ------------   ------------
  Net income (loss).....................  $   122,704    $   (17,298)   $   (24,875)   $   (69,423)   $   (25,135)   $   (44,525)
                                          ------------   ------------   ------------   ------------   ------------   ------------
                                          ------------   ------------   ------------   ------------   ------------   ------------
OTHER DATA
  Number of stores at end of period.....           38             38             43             48             48             55
BASIC AND DILUTED EARNINGS (LOSS) PER
  COMMON SHARE
  Income (loss) from operations before
    extraordinary item..................  $      3.00    $     (0.97)   $     (1.39)   $     (4.13)   $     (1.41)   $     (3.05)
  Extraordinary item--gain on debt
    discharge...........................         3.86        --             --             --             --             --
  Net income (loss).....................         6.86          (0.97)         (1.39)         (4.13)         (1.41)         (3.05)
  Weighted average number of shares.....   17,875,602     17,899,906     17,893,675     16,820,257     17,883,135     14,583,038
BALANCE SHEET DATA (AT END OF PERIOD)
  Working capital (deficit).............  $    (5,625)   $    (3,357)   $    (2,248)   $    16,025    $    16,025    $     9,938
  Total assets..........................       97,468         93,272        102,361        120,269        120,269        152,589
  Liabilities subject to settlement
    under reorganization proceedings....      --             102,858        104,845        108,333        108,333        --
  Long-term debt and obligations under
    capital leases, net of current
    maturities..........................       24,371          2,846        --             --             --              80,642
  Stockholders' equity/(deficit)........       19,956        (59,553)       (42,556)       (17,509)       (17,509)         7,560

------------------------------
(1) The additional week in Fiscal 1995 accounted for $2.2 million of revenues.

(2) Non-cash interest expense is comprised of amortization of discounts on the Company's long-term debt and interest paid-in-kind through issuance of additional debt.

(3) On March 9, 1995, the Company changed its fiscal year end from the Saturday closest to October 31 to the Saturday closest to January 31 in order to enhance comparability of the Company's results of operations with other apparel retailers. For purposes of comparing the data for Fiscal 1995, the Company has provided data for the period ended January 28, 1995 which is derived from unaudited financial records of the Company.

                            PRO FORMA FINANCIAL DATA

    The following pro forma financial data should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and Notes thereto for Fiscal 1997 and the other information included elsewhere in this Prospectus. The pro forma financial data gives effect to the Plan of Reorganization and adoption of Fresh-Start Reporting and the amounts are presented as though the reorganization had been consummated at the beginning of Fiscal 1997. The historical consolidated balance sheet includes the effect of the reorganization, which was effective on January 31, 1998. The unaudited pro forma financial data does not purport to be indicative of the results of operations that would actually have been reported had such transactions actually been consummated on such date or of the results of operations that may be reported by the Company in the future.

    For purposes of applying Fresh-Start Reporting in the pro forma financial data set forth below, the Company has made certain adjustments to the historical financial data as reported to give effect to the Plan of Reorganization and reflect the assets and liabilities based on their estimated fair values in accordance with SOP 90-7.

                                    52 WEEKS ENDED JANUARY 31, 1998
                                ---------------------------------------
                                HISTORICAL
                                AS REPORTED   ADJUSTMENTS    PRO FORMA
                                -----------   -----------   -----------
                                              (UNAUDITED)   (UNAUDITED)

                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                 DATA)
STATEMENT OF OPERATIONS DATA
  Revenues....................  $  201,623                   $ 201,623
  Cost of merchandise sold....     131,700                     131,700
                                -----------                 -----------
  Gross profit................      69,923                      69,923
                                -----------                 -----------
  Operating and administrative
    expenses..................      67,844      $  (211)(a)     67,633
  Depreciation and
    amortization..............       7,141         (361)(b)      7,012
                                                   (723)(c)
                                                    955(d)
                                -----------                 -----------
  Operating costs.............      74,985                      74,645
                                -----------                 -----------
  Loss from operations before
    other income/(expense),
    reorganization expenses,
    fresh-start revaluation
    and extraordinary item....      (5,062)                     (4,722)
  Other income (expense):
  Interest expense............      (5,900)         480(e)      (5,770)
                                                   (280)(f)
                                                    (70)(g)
  Other income (expense)......           8                           8
                                -----------   -----------   -----------
  Loss from operations before
    reorganization expenses,
    fresh-start revaluation
    and extraordinary item....  $  (10,954)     $   470      $ (10,484)
                                -----------   -----------   -----------
                                -----------   -----------   -----------
BASIC AND DILUTED LOSS PER
  COMMON SHARE
  Loss from operations before
    reorganization expenses,
    fresh-start revaluation
    and extraordinary item....  $     (.61)                  $   (1.16)
  Weighted average number of
    shares....................  17,875,602                   9,000,000(h)

------------------------------

(a) To record reduced rent expense for several stores where the landlord agreed to concessions upon assumption of the lease on the Plan Effective Date.

(b) To reflect the reversal of the historical amortization of excess of cost over net assets acquired, which was eliminated with the application of Fresh-Start Reporting.

(c) To reflect the reversal of the historical amortization of deferred financing fees associated with outstanding warrants to purchase Old Common Stock which were cancelled on the Plan Effective Date.

(d) To record additional depreciation and amortization based on the increase in fair value of identifiable net assets as if the reorganization had occurred at the beginning of Fiscal 1997.

(e) To reflect the reversal of the historical fees in respect of the Company's working capital facility recorded while the Company was in Chapter 11.

(f) To reflect amortization of the facility fee in respect of the working capital facility, payable in the amount of $336,000 on the Plan Effective Date and in the amount of $224,000 on December 31, 1998.

(g) To record quarterly interest expense associated with debt arising from allowed priority tax claims.

(h) Pursuant to the Plan of Reorganization, on the Plan Effective Date, the Company issued 9,000,000 shares of Common Stock and granted warrants and options to purchase Common Stock. Such warrants and options have not been included in the calculation of net loss per common share because the effect of assuming their exercise would be anti-dilutive.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following information should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus. On March 9, 1995, the Company elected to change its fiscal year end from the Saturday closest to October 31 to the Saturday closest to January 31 in order to enhance comparability of the Company's results of operations with other apparel retailers. Accordingly, for purposes of comparing the results of operations of the Company for Fiscal 1995, the Company believes it is meaningful to use the comparable prior year period as the basis for comparison.

    The information contained herein, including, without limitation, statements containing the words "believes," "anticipates," "expects," and words of a similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, (i) national and local general economic and market conditions, (ii) demographic changes, (iii) liability and other claims asserted against the Company, (iv) competition, (v) the loss of a significant number of customers or suppliers, (vi) fluctuations in operating results, (vii) changes in business strategy or development plans, (viii) business disruptions, (ix) the ability to attract and retain qualified personnel, (x) ownership of Common Stock, (xi) volatility of stock price and
(xii) without duplication, the risk factors included elsewhere in this Prospectus. The Company disclaims any obligations to update any such factors or to announce publicly the result of any revisions to any of the forward-looking statements contained or incorporated by reference herein to reflect untrue events or developments.

BACKGROUND

    Despite numerous attempts to restructure the Company's capital structure from 1992 through 1994, and as a result of the continued deterioration of the Company's financial position, on the Petition Date, the Company filed a voluntary petition for relief under Chapter 11 in the Bankruptcy Court. In Chapter 11, the Company continued to manage its affairs and operate its business as a debtor-in-possession. On December 18, 1997, the Bankruptcy Court confirmed the Plan of Reorganization and, on January 31, 1998, the Plan of Reorganization became effective. Under the Plan of Reorganization, among other things, certain indebtedness of Lamonts was cancelled in exchange for new equity interests (including certain of the Common Stock and Warrants being offered hereunder by the Selling Security Holders), certain indebtedness was reinstated, certain other pre-petition claims were discharged, certain claims were settled, existing equity interests were extinguished and new equity interests were issued (including certain of the Common Stock and Warrants being offered hereunder by the Selling Security Holders), executory contracts and unexpired leases were assumed or rejected, and the members of a new board of directors were designated. See "Plan of Reorganization."

    In an effort to return the Company's operations to profitability, the Company has instituted cost containment measures and implemented expense initiatives to reduce overall operating expenses. In addition, the Company has adopted new merchandising strategies, which are designed to: (i) organize merchandising efforts in key departments on an integrated basis to streamline operations and focus responsibility for merchandise presentation and a more attractive mix of quality, price and availability; (ii) reduce or eliminate low-margin items and departments and add higher margin goods; and (iii) improve inventory mix to reduce the amount of inventory markdowns. There can be no assurance, however, that the above strategies will result in improved profitability.

STORE LOCATIONS

    Since October 29, 1994, the Company has closed 19 stores due to poor performance, 11 of which were closed after the Petition Date with the approval of the Bankruptcy Court. Six were closed in January 1995, one was closed in March 1996, and four additional stores were closed in December 1996. Management is continually evaluating store locations and operations to determine whether to close, downsize or relocate stores that do not meet performance objectives. Management has no current plans to close any of the remaining 38 Lamonts stores.

    In March 1995, the Company opened a new store in Issaquah, Washington. Management is also evaluating possibilities of opening new stores in other desirable geographic locations to facilitate revenue growth. The Company intends to use funds generated from operating cash flow and, in certain circumstances, landlord financing to cover the costs associated with opening such new stores. There can be no assurance, however, that operating cash flow and/or the amount of landlord financing will be sufficient to cover such costs.

FRESH-START REVALUATION

    Effective January 31, 1998, the Company implemented the required accounting for entities emerging from Chapter 11 in accordance with SOP 90-7 (also referred to as "Fresh-Start Reporting"). Under Fresh-Start Reporting, the reorganization value (determined as discussed below) of the Company was allocated to the reorganized Company's net assets on the basis of the purchase method of accounting, which required the adjustment of the Company's assets and liabilities to reflect their estimated fair value at the Plan Effective Date.

    In accordance with SOP 90-7, the Company's reorganization value was determined as of the Plan Effective Date. The reorganization value was derived by using various valuation methods, including discounted cash flow analyses (utilizing the Company's projections), analyses of the market values of other publicly traded companies whose businesses are reasonably comparable, and analyses of the present value of the Company's equity. This value was viewed as the fair value of the Company before considering liabilities and approximated the amount a willing buyer would have paid for the assets of the Company immediately after restructuring. Management determined the value of the equity to be approximately $20 million by deducting working capital, operating debt, and the new debt from the reorganization value.

    The adjustments to reflect the consummation of the Plan of Reorganization and the adoption of Fresh-Start Reporting, including the adjustment to restate assets and liabilities at the fair value of net assets and the gain on debt discharge for liabilities subject to settlement under reorganization proceedings, are reflected in the Consolidated Statements of Operations under the captions "Fresh-Start Revaluation" and "Extraordinary Item--Gain on Debt Discharge." See Note 2 to "Consolidated Financial Statements."

FISCAL 1997 COMPARED TO FISCAL 1996

    REVENUES. Revenues of $201.6 million for Fiscal 1997 decreased $2.0 million on a total store basis from $203.6 million for Fiscal 1996. The decrease is attributable to the closure of five stores that were operating during Fiscal 1996. Comparable store revenues, for the 38 stores, of $201.6 million for Fiscal 1997 increased 6.3% from $189.7 million for Fiscal 1996. Comparable store revenues are defined as revenues generated at stores open for at least 12 months in each of the periods. Management believes that revenues have increased due to higher inventory levels and continued improvement in the quality of the merchandise offered in the stores compared to the prior year. There can be no assurance that a continuation of such factors will increase revenues in future periods.

    GROSS PROFIT. Gross profit as a percentage of revenues of 34.7% for Fiscal 1997, decreased from 35.9% for Fiscal 1996 due to additional markdowns in Fiscal 1997. Reductions in the LIFO inventory layers impacted the Consolidated Financial Statements of Operations by $0.2 million in each of Fiscal 1997 and Fiscal 1996.

    OPERATING AND ADMINISTRATIVE EXPENSES. Operating and administrative expenses of $67.8 million, or 33.6% of revenues for Fiscal 1997, compared to $67.2 million, or 33.0% of revenues, for Fiscal 1996. Operating and administrative expense savings of $3.6 million attributable to closed stores operating in the prior year were offset by increases in (i) credit card fees of $0.4 million, (ii) advertising of $1.0 million, (iii) payroll of $0.5 million,
(iv) write-down of supplies inventory and other current assets of $1.1 million, and (v) other expenses of $1.2 million, which included Year 2000 compliance expenses. Year 2000 costs included in operating and administrative expenses for Fiscal 1997 amounted to approximately $0.3 million.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense of $7.1 million for Fiscal 1997 decreased $0.9 million from $8.0 million for Fiscal 1996. The decrease was primarily related to assets retired as a result of store closures and assets becoming fully depreciated or amortized.

    IMPAIRMENT OF LONG-LIVED ASSETS. A non-cash charge of $4.2 million for the impairment of long-lived assets was recognized during Fiscal 1996 due to the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). See Note 3 to "Consolidated Financial Statements."

    INTEREST EXPENSE. Interest expense of $5.9 million in Fiscal 1997 increased from $5.1 million in Fiscal 1996. Interest expense is primarily related to outstanding borrowings under the Company's bank credit facilities. The increase in interest expense is primarily due to debt facility fees incurred in connection with the Term Loan and Revolver.

    REORGANIZATION EXPENSES. During the course of the Chapter 11 case, the Company recognized $26.8 million in reorganization expenses, including approximately $13.2 million of non-cash charges, of which $6.0 million was incurred during Fiscal 1997 and $6.0 million during Fiscal 1996. The Fiscal 1997 expenses relate primarily to professional fees and bonuses paid to certain employees associated with the Company's Chapter 11 case. In addition, the Fiscal 1996 expenses include accrued or estimated costs associated with the rejection of real property leases and costs related to closing underperforming and nonprofitable stores.

    FRESH-START REVALUATION. The Company recorded a fresh-start revaluation adjustment of $70.5 million in Fiscal 1997. See Note 2 to "Consolidated Financial Statements."

    NET INCOME. As a result of the foregoing factors, net income was $122.7 million for Fiscal 1997 compared to a net loss of $17.3 million for Fiscal 1996. The $0.3 million improvement (exclusive of the $70.5 million fresh-start revaluation and $69.2 million extraordinary item--gain on debt discharge) is primarily due to no impairment of long-lived assets for Fiscal 1997 compared to the recognition of a $4.2 million for impairment in Fiscal 1996, and the decrease in depreciation and amortization expenses of $0.9 million, offset by
(i) the decrease in gross profit of $3.2 million, (ii) the increase in operating and administrative expenses of $0.6 million, and (iii) the increase in interest expense of $0.8 million.

FISCAL 1996 COMPARED TO FISCAL 1995

    REVENUES. Revenues of $204 million for Fiscal 1996 increased 2.0% on a total store basis from $199 million for Fiscal 1995. Management believes that revenues have increased due to increased levels of inventory and overall improvement in the quality of the merchandise offered in the stores compared to the prior year. Comparable store revenues, for the 38 stores, of $189.7 million for Fiscal 1996 increased 4.6% from $181.2 million for Fiscal 1995 (after deducting the 53rd week of sales in Fiscal 1995). Comparable store revenues are defined as revenues generated at stores open for at least 12 months in each of the periods.

    GROSS PROFIT. Gross profit as a percentage of revenues of 36.0% for Fiscal 1996 increased 1.5% from 34.5% for Fiscal 1995 (excluding the effect of non-cash charges of $0.2 million in Fiscal 1996 and $0.9 million in Fiscal 1996). The non-cash charges consist primarily of "LIFO" inventory valuation and net realizable value adjustments. Reductions in the LIFO inventory layers impacted the statements of operations by $0.2 million and $0.5 million for Fiscal 1996 and Fiscal 1995, respectively. The improvement in gross profit margins can be attributed to the Company's continued efforts to improve the quality of merchandise offered while maintaining price points geared to the Company's customer base. The Company has also implemented policies to mark-down and clear out any unsold merchandise within its respective season.

    OPERATING AND ADMINISTRATIVE EXPENSES. Operating and administrative expenses of $67.2 million, or 33.0% of revenues for Fiscal 1996, decreased 5.9% from $71.3 million, or 35.8% of revenues, for Fiscal 1995. On a comparable store basis, operating and administrative expenses of $62.0 million decreased 3.9% from $64.5 million for Fiscal 1995. This improvement is primarily attributable to reductions in payroll and corporate administration, offset slightly by increases in rent and advertising.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense of $8.0 million for Fiscal 1996 decreased 13.4% from $9.2 million for Fiscal 1995. The decrease is primarily attributable to the closure of a store in early 1996 and the sale-leaseback of an additional store. The increase in depreciation and amortization associated with newly acquired assets was offset by reductions due to assets becoming fully depreciated or amortized.

    IMPAIRMENT OF LONG-LIVED ASSETS. A non-cash charge of $4.2 million for the impairment of long-lived assets was recognized during Fiscal 1996 due to the application of SFAS No. 121. See Note 3 to "Consolidated Financial Statements." The charge consists of a non-cash write-off of the excess of cost over net assets acquired, leasehold interests and leasehold improvements determined to be impaired under the application of SFAS No. 121.

    INTEREST EXPENSE. Interest expense of $5.1 million in Fiscal 1996 remained unchanged from Fiscal 1995.

    REORGANIZATION EXPENSES. Since the Chapter 11 case, the Company has recognized $20.8 million in reorganization expenses (approximately $13.2 million of non-cash charges), of which $6.0 million was incurred during Fiscal 1996 and $7.2 million during Fiscal 1995. These expenses related primarily to professional fees associated with the Company's Chapter 11 case, the accrued or estimated costs associated with the rejection of real property leases, and costs related to closing underperforming and nonprofitable stores subsequent to the Company's Chapter 11 case. The charges for store closures are primarily non-cash write-offs of inventory losses realized in the inventory liquidation process.

    NET LOSS. The net loss of $17.3 million for Fiscal 1996 decreased $7.5 million, a 30% improvement over the net loss of $24.9 million for Fiscal 1995. The reduction in net loss is primarily a result of (i) a $5.2 million improvement in gross margin which includes non-cash charges for LIFO as discussed above, (ii) a $1.2 million decrease in costs related to reorganization expenses, excluding the costs associated with the closing of stores in Fiscal 1996 compared to Fiscal 1995, (iii) lower operating and administrative expenses of $4.2 million in Fiscal 1996 as discussed above, and (iv) a $1.2 million decline in depreciation and amortization expense during Fiscal 1996, offset by a $4.2 million non-cash charge for the impairment of long-lived assets.

LIQUIDITY AND CAPITAL RESOURCES

    In Fiscal 1997, $0.8 million of cash was used by operating activities before reorganization expenses as compared to $2.1 million of cash used by operating activities before reorganization expenses in Fiscal 1996. The Company's primary cash requirement is the procurement of inventory which is currently funded through borrowings under the BankBoston Facility, trade credit and cash generated from operations. Like other apparel retailers, the Company is highly dependent upon its ability to obtain trade credit, which is generally extended by its vendors and a small number of factoring institutions that continually monitor the Company's credit lines. If the Company continues to obtain the trade credit terms it is currently receiving, the Company believes that borrowings under the BankBoston Facility and cash expected to be generated from operations will provide the cash necessary to fund the Company's cash requirements for the next 12 months.

    The increase in net cash used in investing activities for Fiscal 1997 from Fiscal 1996 of $5.1 million resulted primarily from net sales proceeds of $4.5 million received in the sale-leaseback of one of the Company's stores during Fiscal 1996.

    The Company received $5.8 million from financing activities for Fiscal 1997, compared to $2.0 million for Fiscal 1996. The $3.8 million increase is the result of proceeds from the Term Loan offset by lower net borrowings under the Revolver.

FINANCING

    The Company entered into the Amended and Restated Debtor in Possession and Exit Financing Loan Agreement, dated as of September 26, 1997 (the "Loan Agreement"), among the Company and BankBoston, as agent for itself and the lenders from time to time parties thereto, pursuant to which BankBoston is providing the Company with a $42 million Revolver and Term Loan on the terms and conditions set forth in the Loan Agreement. See "Description of Certain Indebtedness."

    For Fiscal 1997, the weighted average interest rate for the loans ("Base Rate Loans") based on the annual interest rate announced from time to time by BankBoston as its "base rate" (the "Base Rate") was 10.0% (calculated on the average monthly balance of Base Rate Loans) and the weighted average interest rate for loans ("Eurodollar Loans") based on the rate (fully adjusted for applicable reserve requirements) offered dollar deposits in the interbank eurodollar market (the "Eurodollar Rate") was 8.45% (calculated on the average monthly balance of Eurodollar Loans). The Company has expensed fees of approximately $0.9 million for the BankBoston Facility during Fiscal 1997, which consist primarily of monthly payments based on the average unused borrowing capacity and on the borrowing capacity under the Revolver.

    As of May 6, 1998, the Company had $24.6 million of borrowings outstanding under the Revolver (with additional borrowing capacity thereunder of $3.9 million) and $10.0 million outstanding under the Term Loan.

    To hedge the interest rate exposure from variable rate loans under the BankBoston Facility, on March 24, 1998, the Company entered into a forward interest rate swap letter agreement ("Swap Agreement") with BankBoston. The Swap Agreement is for a fixed rate of 5.73% plus the margin from time to time applicable to Eurodollar Loans on a notional amount of $20 million for a period of two years beginning March 25, 1998. BankBoston has the right to terminate the Swap Agreement on March 23, 1999 upon five days prior notice.

OTHER

    The Company has never declared or paid cash dividends on its Old Common Stock, or any other equity security, and does not anticipate paying cash dividends on the Common Stock or any other equity security in the foreseeable future. Any future determination as to the payment of dividends will depend upon certain debt instrument limitations, future earnings, results of operations, capital requirements, the financial condition of the Company, and such other factors as the Company's Board of Directors may consider. The ability of the Company to pay dividends is directly and indirectly restricted under the terms of the BankBoston Facility. Such restrictions prohibit the payment of dividends for the foreseeable future. See "Risk Factors--Restrictions on Common Stock Dividends."

SEASONALITY

    The Company's sales are seasonal, with the fourth quarter the strongest quarter as a result of the Christmas Season. The table below sets forth the effect of seasonality on the Company's business for Fiscal 1997 and Fiscal 1996.

                                                             1ST QTR    2ND QTR    3RD QTR    4TH QTR     TOTAL
                                                            ---------  ---------  ---------  ---------  ----------
                                                                            (DOLLARS IN THOUSANDS)
FISCAL 1997
Revenues..................................................  $  37,648  $  49,483  $  50,263  $  64,229  $  201,623
% Contribution............................................       18.7%      24.5%      24.9%      31.9%
FISCAL 1996
Revenues..................................................  $  37,922  $  49,657  $  50,705  $  65,318  $  203,602
% Contribution............................................       18.6%      24.4%      24.9%      32.1%

INFLATION

    The primary items affected by inflation include the cost of merchandise, utilities, and labor. Retail sales prices are generally set to reflect such inflationary increases, the effects of which cannot be readily determined. Management believes that inflationary factors have had a minimal effect on the Company's operations during the past three years.

YEAR 2000

    The Company has established a compliance program to modify or replace existing information technology systems so that such systems will not generate invalid or incorrect results in connection with processing year dates for the year 2000 and later years. The Company believes that it will be able to achieve Year 2000 compliance by the middle of Fiscal 1999 and does not currently anticipate any material disruption in its operations as a result of any failure by the Company to achieve compliance. The Company spent approximately $324,000 in Fiscal 1997 and estimates it will spend approximately $500,000 in Fiscal 1998 and $150,000 in Fiscal 1999 to make its computer systems Year 2000 compliant.

    Additionally, suppliers of the Company and other third parties exchange information with the Company or rely on the Company's merchandising systems for certain sales and stock information. The Company currently does not have any information concerning the compliance status of its suppliers or such other third parties. However, because third-party failures could have a material adverse impact on the Company's ability to conduct business, confirmations are being requested from the Company's major suppliers to certify that plans are being developed to address the Year 2000 issues.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented. Management has determined that the requirements of SFAS No. 130 do not impact the Company's financial position and results of operations.

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes annual and interim reporting standards for a Company's business segments and related disclosures about its products, services, geographic areas and major customers. Statement No. 131 is effective for fiscal years beginning after December 15, 1997, and requires the restatement of comparative information for earlier periods. Management has determined that the requirements of SFAS No. 131 do not impact the Company's financial position and results of operations.

    In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132"). SFAS No. 132 significantly changes current financial statement disclosure requirements from those that were required under Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions;" Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits;" and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132 is effective for fiscal years beginning after December 15, 1997, with earlier application encouraged. Management has determined that the requirements of SFAS No. 132 have no material impact on the Company's financial position and results of operations.

                                    BUSINESS

GENERAL

    Lamonts is a Northwest-based regional retailer with 38 stores in five states. The Company offers an assortment of moderately priced fashion apparel, and home and fashion accessories at competitive prices for the entire family. The Company, which has been operating in the Northwest for thirty years, is well recognized in the region as a retailer of nationally recognized brand name apparel such as Levi, Liz Claiborne, Lee, Bugle Boy, Jockey, Alfred Dunner, Koret, OshKosh and Health-Tex. Lamonts purchases finished goods from approximately 1,200 vendors and uses a distribution center in Kent, Washington for processing and warehousing merchandise for distribution to its stores. Lamonts employs approximately 1,600 people in salaried, hourly, or part-time positions. The Company's stores average approximately 47,000 square feet and are generally located in shopping centers and malls.

    The Company was incorporated in Delaware as Texstyrene Corporation in 1985, changed its name to Aris Corporation in October 1988 and to Lamonts Corporation in April 1991. In September 1989, the Company acquired Lamonts Apparel, Inc. ("Apparel") from LH Group, Inc., a subsidiary of Northern Pacific Corporation. Prior to the completion of the divestiture of its original core business in August 1989, the Company manufactured expandable polystyrene beads and converted them into foam cups and containers, insulation products, packing materials, and custom-molded packaging products. Apparel's predecessor was incorporated in Washington in May 1923. On October 30, 1992, Apparel was merged with and into the Company and the name of the Company was changed to Lamonts Apparel, Inc.

    The Company's principal office is located at 12413 Willows Road N.E., Kirkland, Washington 98034, and its telephone number is (425) 814-5700.

PROMOTION AND MARKETING

    Sales promotion and inventory allocation decisions are made centrally by Lamonts' corporate staff. The Company generally maintains uniformity with respect to inventory, pricing decisions, selection of promotional goods, and markdown policies throughout all of its locations.

    Lamonts advertises primarily through radio, television, newspaper and newspaper inserts, direct mail, and charge statement inserts. The Company's promotional strategy is to target specific merchandise products and consumer groups, including holders of its proprietary credit card, for sale events.

SHOE LICENSEE

    Lamonts utilizes a licensee, Shoe Corporation of America ("SCOA"), for its family shoe department. The sales of shoes represented approximately 5.7% of the Company's total annual revenues for Fiscal 1997, but are not reflected in such revenues for financial reporting purposes because income derived from the rental fees charged to the licensee is reported as an offset to operating expenses. The rental fees paid to Lamonts by SCOA (approximately $1.3 million for Fiscal 1997) range from 10% to 12% of annual net sales generated by the licensee. The license agreement with SCOA expires in January 2001 with one three-year extension at Lamonts' option.

PURCHASING

    The Company's centralized buying organization includes general merchandise managers, divisional merchandise managers, and buyers responsible for maintaining vendor relationships. New management teams within the merchandising departments were assembled during the Company's Chapter 11 case. In addition, the Company's membership in Frederick Atkins, Inc. ("Atkins"), a merchandising consultant and buying cooperative, provides it with industry research and the use of Atkins' private label import program. Additionally, the Company backs certain of its direct import purchases with letters of credit issued through

Atkins. The Company maintains a non-interest bearing deposit account with Atkins equal to 17% of its historic annual purchases to cover costs associated with the letters of credit.

    The Company purchases its merchandise from approximately 1,200 vendors and is not dependent on any single source of supply. The Company maintains no long-term commitments with any supplier and believes that there will continue to be an adequate supply of merchandise to satisfy its current and anticipated requirements. However, like other apparel retailers, the Company is highly dependent upon its ability to obtain trade credit.

DISTRIBUTION

    The Company utilizes a contractor, Assembly Transportation Distribution Systems, Inc. ("ATD"), to operate its distribution center pursuant to an arrangement that continues through February 2001. Fees payable to ATD pursuant to such arrangement are approximately $15,000 per month. Through its distribution center, which is dedicated to the Company for centralized receiving and marking (ticketing), the Company generally receives and ships merchandise to its stores within a two-to-three day period. The Company believes that this distribution center enables it to monitor vendor shipments more effectively, reduce receiving and marking expenses, reduce related transportation costs, improve inventory control, and reduce inventory shrinkage.

    The current lease for this distribution facility, which is guaranteed by the Company, covers 62,500 square feet of space and has an initial term running through February 2001 with one three-year extension at Lamonts' option. The amount of lease payments guaranteed by the Company pursuant to such lease are approximately $21,000 per month.

RETURN POLICY

    It is the Company's policy to exchange or issue a credit if a customer is not completely satisfied with any Lamonts purchase. Management believes that the Company's customer return policy and experience is consistent with industry practices.

STORE LOCATIONS AND PROPERTIES

    The Company considers its ability to maintain attractive, high traffic store locations to be a critical element of its business and a key determinant of Lamonts' future growth and profitability.

    The Company currently operates 38 stores in the following locations:

                                       LAMONTS APPAREL STORES
-----------------------------------------------------------------------------------------------------
ALASKA(7)                               WASHINGTON(23)                             UTAH(1)
------------------                      ---------------------                      ------------------
Anchorage:          3 stores            Seattle:               6 stores            Logan
Fairbanks                               Bellevue/Eastside:     4 stores
Juneau                                  Tacoma:                2 stores            OREGON(2)
Soldotna                                Spokane:               2 stores            Astoria
Wasilla                                 Aberdeen                                   Corvallis
                                        Marysville
IDAHO(5)                                Moses Lake
Coeur d' Alene                          Olympia
Idaho Falls                             Port Angeles
Lewiston                                Silverdale
Moscow                                  Tri-Cities
Pocatello                               Wenatchee
                                        Yakima

    Of the 38 Lamonts' stores, 14 are located in regional malls, 15 are located in community malls, three are located in strip centers, and six are located in free-standing locations.

    All of the Company's stores are currently operated in facilities leased by the Company, except one that is operated in a building owned by the Company subject to a ground lease which expires in 2015. The leases for these facilities have terms up to 30 years, with an average remaining term of seven years, not including additional option periods. The Company leases its principal office in Kirkland, Washington. The lease, which commenced May 1996, is for approximately 30,000 square feet and expires May 2006.

    The Company's stores range from 20,700 to 80,000 square feet in size, averaging approximately 47,000 square feet. The interiors of Lamonts' stores are decorated and organized with the intention of maximizing traffic flow and merchandise exposure. Signage and service facilities, such as fitting rooms and customer service areas, are designed to create a pleasant and convenient shopping environment.

    During 1994, the Company closed eight stores because of poor performance. Also, in connection with its operational restructuring, the Company received permission from the Bankruptcy Court to close six additional underperforming stores in early 1995. In 1996, the Company received permission from the Bankruptcy Court to close five additional underperforming stores. In February 1996, the Company entered into a sale-leaseback transaction involving the land and building at the Company's Alderwood store in Seattle, Washington. The Company sold the property for approximately $5 million and leased the property back for a 20 year period, plus option terms.

    In March 1995, the Company opened a new 36,000 square-foot store in a 465,000 square-foot shopping center in Issaquah, Washington. This is the Company's fourth store in the eastside area of the Seattle market. See "Risk Factors--Limitations on Future Growth."

STORE OPERATIONS

    The Company's store management team consists of a senior vice president, three regional directors and 35 store managers. The three regional directors also serve as store managers. Store managers are primarily responsible for hiring and supervising store personnel and for day-to-day store operations. A typical Lamonts store employs a staff of 23 to 40 people, including the store manager, two to four area sales managers and 20 to 35 sales associates, approximately two-thirds of whom are part-time.

EMPLOYEES

    The Company employs approximately 1,600 people, approximately two-thirds of whom are part-time. Approximately 275 employees working in Seattle, Washington stores are represented by the United Food and Commercial Workers Union pursuant to a contract that expires June 12, 1999. Approximately 35 employees working in the Wenatchee, Washington store are represented by the United Food and Commercial Workers Union; these employees have not negotiated a bargaining agreement, and they work under the same working conditions as the Company's non-union employees. Approximately 16 employees working in the Kirkland corporate office are represented by the United Food and Commercial Workers Union pursuant to an employee ratified agreement that expires on March 31, 2000. Management believes that its employee relations are good.

COMPETITION

    Lamonts competes with other specialty retail apparel stores, department stores, discounters and mass merchandisers on the basis of product range, quality, fashion, price and service. The Company attempts to differentiate itself from its competitors by positioning itself as a focused specialty retailer with emphasis on casual wear and high quality branded products, as well as its private label, "Northwest Outfitters." Principal competitors in one or more of the Company's market areas include The Bon Marche (a division of Federated Department Stores, Inc.), Nordstrom, J.C. Penney Co., Inc., Sears Roebuck and Company, and Mervyn's (a division of Dayton-Hudson Corporation). Many of the Company's competitors have substantially greater financial resources than Lamonts. See "Risk Factors--Competition."

TRADEMARKS

    The Company currently owns various registered trademarks which are part of its proprietary brand imports program. Management believes that, although such trademarks are significant, the Company's business is not dependent on any of such rights.

INFORMATION SYSTEMS

    In recent years, the Company has invested in the development of management information systems (MIS) in the areas of merchandise reporting, distribution and allocation, customer service (full and promotional price look-up at the register), as well as financing, credit authorization, and store operations. The company has made generational improvements in its systems since the late 1980's and is continuing to make enhancements to its merchandising systems.

    The Company uses the Universal Product Code (UPC) on each ticket and automatic price look-up and electronic data interchange (EDI) for re-ordering basic merchandise and for vendor-provided advance ship notices (ASNs), which improve in-stock inventories on predictable, basic merchandise. The point-of-sale (POS) data provides the basis for merchandise unit reporting, merchandise allocation decisions and electronic transmission of orders. In addition to running its own automatic basic stock replenishment system, the Company also uses automatic basic merchandise replenishment programs offered by key vendors.

    Sales and POS markdowns are monitored daily by using POS terminals to record ticketed information, which flows electronically from the stores to the corporate office and then to the service bureau referred to below. These sales and POS markdowns are combined with receipt, on-hand and on-order information to support merchant reports and on-line screens at the department, vendor, class style, and in some cases, color/size or UPC level.

    Current MIS efforts are focused on enhancing vendor-level reporting to the merchants, Year 2000 preparations, customer database, and direct marketing systems, as well as a new POS platform to support enhanced customer service and direct marketing initiatives.

    The Company utilizes an outside service bureau, Affiliated Computer Services, Inc. ("ACS"), for its mainframe computer processing pursuant to a contract that continues through February 2000. Fees payable to ACS under such contract are based on CPU utilization plus other miscellaneous charges. The minimum monthly fee payable to ACS under such contract is $50,000. In addition, ACS licenses certain system and application software programs to the Company.

CREDIT POLICY

    The Company offers its customers various methods of payment including cash, check, Lamonts charge card, certain major credit cards and a lay-away plan. Since its inception in July 1988, the Company's charge card program has been expanded to approximately 626,000 accounts, of which 131,000 have transactions within the last 30 days. Growth in credit sales represents an important element in the Company's marketing strategy because statistics show that Lamonts charge card holders shop more regularly and purchase more merchandise than customers who pay by cash, check or bank credit card. The Company believes that its proprietary charge card program provides additional benefits because: (i) industry research shows that proprietary credit cards build significant customer loyalty and (ii) proprietary credit cards enhance target marketing by providing valuable demographic and purchasing behavior information on customers.

    The Company's proprietary charge card, administered and owned by Alliance Data Systems ("ADS")(which purchased the charge accounts from National City Bank of Columbus), provides for the option of paying in full within 30 days of the billed date with no finance charge or with revolving credit terms. Terms of the short-term revolving charge accounts require customers to make minimum monthly payments in accordance with prescribed schedules. Through a contractual arrangement, as amended (the "Alliance Agreement"), ADS owns the receivables generated from purchases made by customers using the Lamonts charge card.

    The Alliance Agreement provides that the Company will be charged a discount fee of 1.95% of Net Sales, as that term is defined in the Alliance Agreement. Additionally, the Alliance Agreement provides for a supplemental discount fee equal to one-tenth of one percent (0.1%) of Net Sales for each one million dollar increment that Net Sales for a subject year are less than $48.0 million (the "Minimum Level") up to a total maximum fee of 3% of the Net Sales for the subject year. ADS waived the supplemental discount fee for Fiscal 1997. In the event of store closures, the Alliance Agreement provides that the Minimum Level may be decreased. Additionally, as of March 1, 1996, the Company is no longer responsible for any net bad debt expense. The Alliance Agreement may be terminated by either party after June 22, 1999 upon 180 days prior written notice. The Company paid National City Bank of Columbus and ADS $0.1 million for bad debt expense and $0.9 million in fees during Fiscal 1996. In Fiscal 1997, fees totaled approximately $0.9 million.

REGULATION

    The Company is subject to Federal, state and local laws and regulations affecting retail apparel stores generally. The Company believes that it is in substantial compliance with these laws and regulations.

LEGAL PROCEEDINGS

    The Company is involved in various matters of litigation arising in the ordinary course of business. In the opinion of management, the ultimate outcome of all such matters will not have a material adverse effect on the financial position of the Company, but, if decided adversely to the Company, could have a material effect on quarterly or annual operating results during the period such matters are resolved.

    In March 1995, the Company brought an action against one of its landlords, Hickel Investment Company ("Hickel"), to recover overpayments of common area maintenance and other charges made to Hickel. On February 20, 1998, the United States District Court for the District of Alaska entered a final judgment against Hickel for an amount in excess of $1.8 million. Hickel has since appealed the judgment and posted a bond in the amount of $2.1 million to obtain a stay pending appeal. There can be no assurance that the Company will be successful on such appeal. As a result, no amounts relating to the final judgment have been recorded in the Consolidated Financial Statements.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The name, age, positions and offices with the Company, present occupation or employment and employment history of each of the directors and executive officers of the Company are set forth below.

NAME                                                      AGE                            POSITION
----------------------------------------------------      ---      -----------------------------------------------------
Alan R. Schlesinger.................................          55   Chairman of the Board, President,
                                                                   and Chief Executive Officer
Loren R. Rothschild.................................          59   Vice Chairman of the Board
Debbie A. Brownfield................................          43   Executive Vice President, Chief Financial
                                                                   Officer, Treasurer and Secretary
E.H. Bulen..........................................          47   Executive Vice President Merchandising, Sales
                                                                   Promotions and Stores
Gary A. Grossblatt..................................          38   Senior Vice President and General Merchandise
                                                                   Manager
Stanford Springel(*)................................          51   Director
John J. (Jack) Wiesner(*)...........................          59   Director
Paul M. Buxbaum(*)..................................          42   Director

------------------------
* Designated for appointment to the Board of Directors by the Board (as constituted prior to the Plan Effective Date) and approved by the committees that represented Lamonts' unsecured trade creditors and bondholders under and in accordance with the Plan of Reorganization. Such individuals have served on the Board of Directors of the Company since the Plan Effective Date.

    Mr. Schlesinger joined Lamonts as President and Chief Executive Officer in November 1994. In December 1994, Mr. Schlesinger was appointed Chairman of the Board. From 1991 to 1994, Mr. Schlesinger was a Senior Vice President with The May Company Department Stores.

    Mr. Rothschild, a Director of the Company since October 1992, became Vice Chairman of the Board in December 1994. In addition, Mr. Rothschild has served as President and Director of Sycamore Hill Capital Group since September 1993. Prior to that time, he served as Vice Chairman and President of American Protection Industries, Inc. ("API"), a privately held company engaged in direct marketing of collectibles, home decor products, flowers by wire clearing house, and real estate and agribusiness, and Vice Chairman of The Franklin Mint from 1985 to June 1992. From 1988 to June 1992, Mr. Rothschild also served as Chairman and Chief Executive Officer of API's Agribusiness division.

    Ms. Brownfield joined the Company as Vice President of Finance, Secretary and Treasurer in September 1985 and served as Acting Chief Financial Officer of the Company from January 1993 through August 1993. Ms. Brownfield was named Senior Vice President and Chief Financial Officer in December 1995 and was named Executive Vice President in June 1997.

    Mr. Bulen joined Lamonts in November 1995 as Senior Vice President and General Merchandise Manager and was named Executive Vice President Merchandising, Sales Promotions and Stores in May 1998. Prior to joining the Company, Mr. Bulen was Vice President, Retail Stores, with Vans, Inc. from April 1993. He also has an extensive retail background with The May Company Department Stores, where he served in a variety of merchandising roles from February 1976 to January 1993.

    Mr. Grossblatt joined Lamonts in August 1997 as Senior Vice President and General Merchandise Manager. Prior to joining the Company, Mr. Grossblatt was Divisional Vice President and Divisional Merchandise Manager for Robinsons-May, where he served in a variety of merchandising roles since 1987.

    Mr. Springel has served on the Board of Directors of the Company since the Plan Effective Date. Since 1991, Mr. Springel has acted as an independent consultant serving in a variety of executive roles providing domestic and international turnaround management services to financially distressed companies, including (i) Omega Environmental, Inc, an environmental services company currently in Chapter 11 where, since June 1997, Mr. Springel has served as Chief Executive Officer, (ii) Interlogic Trace, Inc. ("Interlogic"), a nationwide provider of computer maintenance and repair services where, from February 1995 to December 1995, Mr. Springel served as Interim Chief Operating Officer and Interim President, (iii) Riedel Environmental Technologies, Inc. ("Riedel"), an environmental remediation and services company where, from January 1994 to March 1996, Mr. Springel served as Interim Chief Executive Officer and President and, for a period of time, as a member of the board of directors, and (iv) Ter Meulen Post, a Dutch retail catalogue company where, during 1993, Mr. Springel served as Chief Operating Officer. Both Interlogic and Riedel were in Chapter 11 during Mr. Springel's association with those companies. Since December 1995, Mr. Springel has served on the board of directors of Pinebrook Capital and, since December 1997, has served on the board of directors of P.F. Magic.

    Mr. Wiesner has served on the Board of Directors of the Company since the Plan Effective Date. Since 1987, Mr. Wiesner has served as Chairman of the Board and Chief Executive Officer of C.R. Anthony Company, a regional apparel retailer with 246 stores operating in 18 southwestern and midwestern states. Since July 1997, Mr. Wiesner has served on the board of directors of Stage Stores, Inc. and, since December 1997, Mr. Wiesner has served on the board of directors of Elder Beerman.

    Mr. Buxbaum has served on the Board of Directors of the Company since the Plan Effective Date. Since 1984, Mr. Buxbaum has been a principal of Buxbaum, Ginsberg & Associates, Inc., a national consulting firm specializing in providing liquidation analysis and asset recovery services to banks and other financial institutions. Since January 1993, Mr. Buxbaum has served as Chairman of the Board of Ames Department Stores, Inc., a discount department store with more than 300 locations in the northeastern United States. Since April 1995, Mr. Buxbaum has served on the board of directors of Richman Gordman 1/2 Price Stores and, since May 1997, Mr. Buxbaum has served on the board of directors of the Jay Jacobs Stores.

    All directors and executive officers are elected for a term of one year and serve until their successors are duly elected and qualified.

    In order to assist it in carrying out its duties, the Board of Directors of the Company has delegated certain authority to its Audit and Compensation Committees. The initial members of each of such committees are Messrs. Springel, Wiesner and Buxbaum. The Audit Committee's duties and responsibilities will include, among other things, meeting with the independent accountants to review the scope and results of audits and other activities of the Company, evaluating the independent accountants' performance, and recommending to the Board of Directors as to whether the accounting firm should be retained by the Company for the ensuing fiscal year. In addition, the committee will review the Company's internal accounting and financial controls and reporting systems and practices. The Compensation Committee's duties and responsibilities include, among other things, reviewing, approving and recommending to the full Board of Directors the salaries and other compensation arrangements of all other officer-employees of the Company and administering the Stock Option Plan.

COMPENSATION OF DIRECTORS

    The Company has agreed to pay each director (other than Messrs. Schlesinger and Rothschild) a fee of $2,500 for attending each meeting of the Board ($500 for each meeting attended telephonically) and $1,500 for attending each meeting of the Audit Committee and the Compensation Committee, plus reimbursement for reasonable out-of-pocket expenses incurred in connection with attending such meetings. In addition, on February 26, 1998, the Compensation Committee granted 5,000 Stock Options to each director (other than Messrs. Schlesinger and Rothschild). Each such Stock Option has an exercise price of $1.00, a term of ten years and vests as follows: 25% on the date of grant; and 25% on each anniversary of the date of grant.

    During Fiscal 1997, the Company did not pay any compensation to any person as a director of the Company.

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION TABLE

    The following table sets forth certain information regarding compensation paid during Fiscal 1997, Fiscal 1996 and Fiscal 1995 to (i) the Company's Chief Executive Officer and (ii) the Company's four other most highly compensated executive officers whose total salary and bonus exceed $100,000 (collectively, the "Named Executive Officers").

                                                                                                   LONG-TERM COMPENSATION
                                                           ANNUAL COMPENSATION               ----------------------------------
                                              ---------------------------------------------  SECURITIES
                                                                           OTHER ANNUAL      UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION      FISCAL YEAR  SALARY ($)    BONUS ($)    COMPENSATION ($)      OPTIONS     COMPENSATION($)(1)
-------------------------------  -----------  -----------  -----------  -------------------  -----------  ---------------------
Alan R. Schlesinger, ..........        1997      450,000      675,000(2)              0       1,028,882             8,475
  Chairman of the                      1996      450,000      100,000                0                0             5,100
  Board, President and Chief           1995      450,000      100,000                0                0             3,600
  Executive Officer

Loren R. Rothschild, ..........        1997      240,000      187,000(3)              0         257,224             2,790
  Vice Chairman                        1996      240,000            0                0                0             2,790
  of the Board                         1995      240,000            0                0                0             2,790

Debbie A. Brownfield, .........        1997      170,000       65,000(4)              0         102,884             2,391
  Executive Vice President,            1996      160,000       30,000                0                0             2,016
  Chief Financial Officer              1995      121,249       35,000                0                0             1,497
  and Secretary

E.H. Bulen, ...................        1997      175,000       50,000(6)              0          85,737             2,119
  Executive Vice President             1996      152,000       15,000                0                0               661
  Merchandising, Sales                 1995       48,930(7)          0               0                0                 0
  Promotions
  and Stores

Gary Grossblatt, ..............        1997       94,874       90,000(9)         66,641(10)      51,441               138
  Senior Vice President,
  General Merchandise
  Manager (8)

------------------------------

 (1) "All Other Annual Compensation" consists of (a) Company contributions to a tax qualified trust under the Company's Tax Relief Investments Protection Plan, as amended to date, and (b) premiums paid by the Company for term life insurance pursuant to the Lamonts Apparel Group Life and Long-Term Disability Plan, effective July 7, 1991.

 (2) Consists of a $400,000 bonus paid upon exit from Chapter 11, $100,000 annual guaranteed bonus, and $175,000 employment extension bonus.

 (3) Consists of a $187,000 bonus paid upon exit from Chapter 11.

 (4) Consists of a $35,000 bonus paid upon exit from Chapter 11 and a guaranteed bonus of $30,000.

 (5) Mr. Bulen commenced his employment with the Company in November 1995.

 (6) Consists of a $30,000 bonus paid upon exit from Chapter 11 and a guaranteed bonus of $20,000.

 (7) Includes $24,430 in consulting fees for the period from September 27, 1995 to November 30, 1995.

 (8) Mr. Grossblatt commenced his employment with the Company in August 1997.

 (9) Consists of a $20,000 bonus paid upon exit from Chapter 11, a signing bonus of $50,000, and a guaranteed bonus of $20,000.

 (10) Consists of $66,641 of relocation expenses which were reimbursed to Mr. Grossblatt.

    OPTION GRANTS DURING FISCAL 1997

                                                                INDIVIDUAL GRANTS
                                   ---------------------------------------------------------------------------    GRANT DATE
                                     NUMBER OF                                                                     VALUE(1)
                                     SECURITIES                                                                 ---------------
                                     UNDERLYING                             EXERCISE OR                           GRANT DATE
                                      OPTIONS        PERCENT OF TOTAL       BASE PRICE                              PRESENT
NAME                               GRANTED (#)(2)     OPTIONS GRANTED        ($/SHARE)       EXPIRATION DATE       VALUE($)
---------------------------------  --------------  ---------------------  ---------------  -------------------  ---------------
Alan R. Schlesinger..............      1,028,882(3)              60%                (4)                (5)        $   356,494
Loren R. Rothschild..............        257,224(6)              15%                (4)                (5)        $    89,124
Debbie A. Brownfield.............        102,884(7)               6%                (4)                (5)        $    35,649
E.H. Bulen.......................         85,737(8)               5%                (4)                (5)        $    29,707
Gary A. Grossblatt...............         51,441(9)               3%                (4)                (5)        $    18,231

------------------------

(1) The present value of the Stock Options and Class C Warrants was estimated on their date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: (a) no dividend yield; (b) expected volatility of 45%; (c) risk-free interest rate of 5.7%; and (d) expected life of 10 years.

(2) Consists of Stock Options and Class C Warrants granted on the Plan Effective Date to the Named Executive Officers.

(3) Consists of (i) Base Options exercisable for the purchase of 600,000 shares of Common Stock, (ii) Protective A Options exercisable for the purchase of 146,888 shares of Common Stock, (iii) Protective B Options exercisable for the purchase of 53,349 shares of Common Stock, and (iv) Class C Warrants exercisable for the purchase of 228,645 shares of Common Stock.

(4) Each Base Option has an exercise price of $1.00 per share; each Protective A Option and Protective B Option has an exercise price of $.01 per share; and each Class C Warrant has a weighted average exercise price of $1.17 per share (14 shares at an exercise price of $1.25 per share and 1 share at an exercise price of $.01 per share).

(5) Each Base Option, Protective A Option, Protective B Option and the portion of each Class C Warrant to purchase Common Stock at a per share exercise price of $.01 expires on January 31, 2008; and the portion of each Class C Warrant to purchase Common Stock at a per share exercise price of $1.25 expires on January 31, 2002.

(6) Consists of (i) Base Options exercisable for the purchase of 150,000 shares of Common Stock, (ii) Protective A Options exercisable for the purchase of 36,722 shares of Common Stock, (iii) Protective B Options exercisable for the purchase of 13,337 shares of Common Stock, and (iv) Class C Warrants exercisable for the purchase of 57,165 shares of Common Stock.

(7) Consists of (i) Base Options exercisable for the purchase of 60,000 shares of Common Stock, (ii) Protective A Options exercisable for the purchase of 14,689 shares of Common Stock, (iii) Protective B Options exercisable for the purchase of 5,335 shares of Common Stock, and (iv) Class C Warrants exercisable for the purchase of 22,860 shares of Common Stock.

(8) Consists of (i) Base Options exercisable for the purchase of 50,000 shares of Common Stock, (ii) Protective A Options exercisable for the purchase of 12,241 shares of Common Stock, (iii) Protective B Options exercisable for the purchase of 4,446 shares of Common Stock, and (iv) Class C Warrants exercisable for the purchase of 19,050 shares of Common Stock.

(9) Consists of (i) Base Options exercisable for the purchase of 30,000 shares of Common Stock, (ii) Protective A Options exercisable for the purchase of 7,344 shares of Common Stock, (iii) Protective B Options exercisable for the purchase of 2,667 shares of Common Stock, and (iv) Class C Warrants exercisable for the purchase of 11,430 shares of Common Stock.

    AGGREGATED OPTION/SAR EXERCISES IN FISCAL 1997 AND FISCAL YEAR END
     OPTION/SAR VALUES

    The following table provides information related to the number and value of options held by the Named Executive Officers at the end of Fiscal 1997.

                                                                          NUMBER OF SECURITIES
                                                                         UNDERLYING UNEXERCISED    VALUE OF UNEXERCISED IN-
                                                                         OPTIONS/SARS AT FISCAL    THE-MONEY OPTIONS/SARS AT
                                                                          YEAR END (#)(1)(2)(3)       FISCAL YEAR END ($)
                                                SHARES         VALUE     -----------------------  ---------------------------
NAME                                           ACQUIRED      REALIZED    EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE
-------------------------------------------  -------------  -----------  -----------------------  ---------------------------
Alan R. Schlesinger........................            0           N/A        406,701 / 622,181                   (4)
Loren R. Rothschild........................            0           N/A        101,677 / 155,547                   (4)
Debbie A. Brownfield.......................            0           N/A          40,668 / 62,216                   (4)
E.H. Bulen.................................            0           N/A          33,890 / 51,847                   (4)
Gary A. Grossblatt.........................            0           N/A          20,334 / 31,107                   (4)

------------------------------

(1) None of the Named Executive Officers exercised any Stock Options or Class C Warrants during Fiscal 1997.

(2) Consists of Stock Options and Class C Warrants granted on the Plan Effective Date to the Named Executive Officers.

(3) For purposes of calculating the number of securities underlying unexercised options at fiscal year-end that are exercisable, options that are exercisable include (a) vested Base Options and (b) that portion of the vested Class C Warrants that are currently exercisable. Options that are unexercisable include (i) unvested Base Options, (ii) Protective A Options and Protective B Options, (iii) unvested Class C Warrants and (iv) that portion of the vested Class C Warrants that are exercisable on the first date on which the Aggregate Equity Trading Value equals or exceeds $25 million.

(4) All shares of Old Common Stock were canceled pursuant to the Plan of Reorganization and trading in the Common Stock did not commence until shortly after the Plan Effective Date. As a result, it is impracticable to determine if and to what extent the Stock Options were in-the-money on January 31, 1998.

    PENSION PLAN

    The Company maintains the Lamonts Apparel, Inc. Employees Retirement Trust, effective January 1, 1986 (as amended, the "Pension Plan"). The Pension Plan is a noncontributory defined benefit plan under which benefits are determined primarily by final average compensation and years of service. On February 26, 1998, the Board approved an amendment to the Pension Plan which provides that, effective April 1, 1998, benefits under the Pension Plan will cease to accrue and prohibits the entry of any new participants. Participants that are not yet vested will continue to accrue vesting service after April 1, 1998. The following table contains the estimated annual benefits payable to Pension Plan participants in the specified compensation and years of service categories set forth therein:

                            PENSION PLAN TABLE(1)(3)

                                                                          YEARS OF SERVICE AT RETIREMENT(2)
                                                                    ---------------------------------------------
FINAL AVERAGE EARNINGS                                                 15          20          25          30
------------------------------------------------------------------  ---------  ----------  ----------  ----------
$150,000..........................................................  $  20,302  $   27,070  $   33,837  $   40,604
 200,000..........................................................     27,802      37,070      46,337      55,604
 250,000..........................................................     35,302      47,070      58,837      70,604
 300,000..........................................................     42,802      57,070      71,337      85,604
 350,000..........................................................     50,302      67,070      83,837     100,604
 400,000..........................................................     57,802      77,070      96,337     115,604
 450,000..........................................................     65,302      87,070     108,837     130,604
 500,000..........................................................     72,802      97,070     121,337     145,604
 550,000..........................................................     80,302     107,070     133,837     160,604
 600,000..........................................................     87,802     117,070     146,337     175,604

------------------------------

(1) Compensation covered by the Pension Plan includes all payments for personal services as an employee of the Company other than deferrals under any non-qualified plan of the Company.

(2) As of May 1, 1998, credited years of service for the Named Executive Officers are as follows: Alan R. Schlesinger (3 years); Loren R. Rothschild (3 years); Debbie Brownfield (22.25 years); E.H. Bulen (2 years); and Gary Grossblatt (0 years).

(3) Benefits are based on the product of years of service multiplied by the sum of (a) 0.5% of the final average earnings plus (b) 0.5% of final average earnings in excess of the average Social Security Wage Base ($29,304 for 1997). However, in the case of Debbie Brownfield's service prior to January 1, 1995, benefits are based on the product of years of service multiplied by the sum of (a) 1.00% of final average earnings PLUS (b) 0.65% of final average earnings in excess of the average Social Security Wage Base ($29,304 for 1997).

    EMPLOYMENT AGREEMENTS

    Pursuant to the Plan of Reorganization, Messrs. Schlesinger and Rothschild entered into the Schlesinger Employment Agreement and the Rothschild Employment Agreement, respectively, which amended and restated their existing employment agreements. Pursuant to the Schlesinger Employment Agreement, Mr. Schlesinger received a one-time bonus of $175,000 for extending the term of his employment through January 31, 2002 and Mr. Schlesinger's base salary and guaranteed annual bonus remained at $450,000 and $100,000, respectively, subject in each case to a non-discretionary annual cost of living adjustment reflecting the increase in the cost of living since the inception of Mr. Schlesinger's employment. As a result of a cost of living adjustment made on February 1, 1998, Mr. Schlesinger's base salary and guaranteed annual bonus are currently $495,000 and $110,000, respectively. In connection with the Plan of Reorganization, Mr. Schlesinger received a $400,000 bonus, together with a grant of 800,237 Stock Options and 15,243 Class C Warrants. In addition, the Schlesinger Employment Agreement provides that Mr. Schlesinger receive $1,500 per month for unreimbursed business expenses and a car allowance. Pursuant to the Rothschild Employment Agreement, Mr. Rothschild received a one-time bonus of $80,000 for extending the term of his employment to May 1, 2001. For the first 90 days following the Plan Effective

Date, Mr. Rothschild's base salary remained at $240,000 per year and, thereafter, was reduced to $150,000 per year, subject to a non-discretionary annual cost of living adjustment reflecting the increase in the cost of living since January 1, 1995. As a result of a cost of living adjustment made on February 1, 1998, Mr. Rothschild's base salary was $252,192 per year through April 30, 1998. Effective May 1, 1998, Mr. Rothschild's base salary was reduced to $157,600 per year (as adjusted to reflect the annual cost of living adjustment). In addition, in connection with the Plan of Reorganization, Mr. Rothschild received a $187,000 bonus, together with a grant of 200,059 Stock Options and 3,811 Class C Warrants.

    If the Company terminates either executive's employment without cause during the initial terms of the amended and restated employment agreements, such executive will be entitled to receive, for a period of no more than 24 months in the case of Mr. Schlesinger and for a period of no more than 12 months in the case of Mr. Rothschild, the base salary and guaranteed minimum bonus (if any) that the executive would have received had such termination not occurred and to continue to participate in all benefit plans and receive all other benefits to which the executive was entitled at the time of the termination. The Company may elect to pay the severance payments payable under the Schlesinger Employment Agreement in a single lump sum equal to the present value of such payments at an effective annual interest rate of 10%. Upon a Change of Control (as defined in the Schlesinger Employment Agreement), all outstanding options and warrants to purchase Common Stock beneficially owned by Mr. Schlesinger shall immediately vest.

    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The determination of Fiscal 1997 executive compensation was made by the members of the Board of Directors. Messrs. Schlesinger and Rothschild were the only members of the Board of Directors during Fiscal 1997 and are executive officers of the Company. However, the compensation paid to Messrs. Schlesinger and Rothschild was pursuant to employment agreements which were approved by the Bankruptcy Court following notice and a hearing and approval by the Committees. See "Employment Agreements" above.

    INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Under Section 145 of the General Corporation Law of the State of Delaware, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against liabilities and expenses incurred in any such action, suit or proceeding. Article VIII of the Company's Amended and Restated Bylaws provides that the Company shall indemnify all persons that are officers and directors of the Company on or after the Plan Effective Date to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware.

    The officers and directors of the Company have each entered into indemnification agreements (the "Indemnification Agreements") with the Company pursuant to which the Company has agreed to indemnify, to the fullest extent permitted by applicable law, such officer or director against liabilities and expenses incurred by such officer or director in any proceeding or action because such officer or director is or was a director, officer, employee or agent of the Company and certain other circumstances. The Indemnification Agreements are in addition to the indemnification provided in the Company's Amended and Restated Bylaws. In neither case will indemnification be provided if prohibited under applicable law. Individuals not entering into indemnification agreements will remain entitled to the indemnification provisions of the Company's Amended and Restated Bylaws and as otherwise provided by law.

                             PRINCIPAL STOCKHOLDERS

    The following tables set forth as of May 1, 1998 information known to management of the Company concerning the beneficial ownership of the Common Stock by (a) each person who is known by the Company to be the beneficial owner of more than five percent of such class, (b) each director and executive officer of the Company and (c) all directors and executive officers of the Company as a group.

CLASS A COMMON STOCK

    For purposes of calculating beneficial ownership below, shares beneficially owned include (a) shares of Common Stock issuable upon the exercise of vested Base Options and Protective A Options and that portion of the vested Class C Warrants held by directors and executive officers that are currently exercisable, (b) shares of Common Stock issuable upon the exercise of the Class A Warrants, (c) with respect to the Class C Warrants to be issued to the Surety, shares of Common Stock issuable upon exercise of that portion of such Class C Warrants that are currently exercisable and (d) shares of Common Stock (including shares of Common Stock issuable upon exercise of Class A Warrants) that may be distributed following the resolution of pending claims filed against the Company during its Chapter 11 case. Shares beneficially owned do not include
(i) shares of Common Stock issuable upon the exercise of unvested Stock Options or that portion of the vested Stock Options and Class C Warrants held by directors and executive officers that become exercisable on the first date on which the Aggregate Equity Trading Value equals or exceeds $25 million, (ii) shares of Common Stock issuable upon the exercise of the Class B Warrants, and
(iii) with respect to the Class C Warrants to be issued to the Surety, the shares of Common Stock issuable upon exercise of that portion of such Class C Warrants that are exercisable on the first date of which the Aggregate Equity Trading Value equals or exceeds $25 million.

                                                                                        AS OF MAY 1, 1998
                                                                            -----------------------------------------
                                                                            AMOUNT AND NATURE
                                                                              OF BENEFICIAL
                                                                            OWNERSHIP OF CLASS
EXECUTIVE OFFICERS AND DIRECTORS                                              A COMMON STOCK     PERCENTAGE OF CLASS
                                                                            ------------------  ---------------------
Alan R. Schlesinger.......................................................          492,645(1)              5.2%
Loren R. Rothschild.......................................................          123,163(1)              1.4%
Debbie A. Brownfield......................................................           54,286(1)            *
E.H. Bulen................................................................           46,260(1)            *
Gary A. Grossblatt........................................................           29,006(1)            *
Stanford Springel                                                                     1,250(2)            *
John J. Wiesner...........................................................            1,250(2)            *
Paul M. Buxbaum ..........................................................            1,250(2)            *
  c/o Lamonts Apparel, Inc.
  12413 Willows Road N.E.
  Kirkland, WA 98034
All directors and executive officers as a group (8 persons)(1)(2).........          749,110(1)(2)             7.7%

5% STOCKHOLDERS
BEA Associates(3) ........................................................          568,646(4)              6.2%
  153 East 53rd St.
  New York, New York 10022
FMR Corp.(5) .............................................................        4,840,521(4)             44.7%
  82 Devonshire Street
  Boston, Massachusetts 02109
Specialty Investment I LLC(6) ............................................        3,200,946(7)             26.2%
  40 Broad Street
  Boston, Massachusetts 02109

------------------------------

*   Percentage equal to less than 1%

(1) Represents shares of Common Stock issuable upon the exercise of (i) vested Base Options and vested Protective A Options and (ii) that portion of the vested Class C Warrants held by executive officers that are currently exercisable. Does not include shares of Common Stock issuable upon the exercise of unvested Stock Options or that portion of the vested Stock Options and Class C Warrants held by executive officers that become exercisable on the first date on which the Aggregate Equity Trading Value equals or exceeds $25 million. Also includes, in the case of Ms. Brownfield, 23 shares issued upon cancellation of Old Common Stock.

(2) Represents shares of Common Stock issuable upon the exercise of vested Stock Options with an exercise price of $1.00 per share.

(3) According to the Schedule 13G filed by BEA Associates on February 11, 1997, CS Holding directly owns 80% of the partnership units in BEA Associates. CS Holding and its direct and indirect subsidiaries, in addition to BEA Associates, may beneficially own shares of the Company and such shares are not reported in such Schedule 13G. CS Holding disclaims beneficial ownership of shares of the Company beneficially owned by its direct and indirect subsidiaries, including BEA Associates, and BEA Associates disclaims beneficial ownership of all the shares of the Company, which shares are held in discretionary accounts which BEA Associates manages. The Company has been informed by Executive Life Insurance Company of New York ("ELICNY") that these shares are held for the account of ELICNY.

(4) Represents shares issued upon cancellation of Old Common Stock and shares issued in exchange for the Company's 10 1/4% Senior Subordinated Notes due 1999 (the "Old 10 1/4% Notes"), in each case pursuant to the first two distributions under the Plan of Reorganization. Also includes (i) shares of Common Stock issuable upon the exercise of Class A Warrants that become exercisable on the first date on which the Aggregate Equity Trading Value equals or exceeds $20 million and (ii) 12,146 shares of Common Stock (including 2,432 shares issuable upon exercise of Class A Warrants) and 104,999 shares of Common Stock (including 21,023 shares issuable upon exercise of Class A Warrants) representing the maximum amount of shares of Common Stock (including shares issuable upon exercise of Class A Warrants) that could be received by BEA Associates or FMR (as defined below), respectively, pursuant to one or more subsequent distributions under the Plan of Reorganization following the resolution of pending claims filed against the Company during its Chapter 11 case. Does not include (i) 71,577 shares and 581,184 shares of Common Stock issuable upon the exercise by BEA Associates and FMR, respectively, of Class B Warrants that become exercisable on the first date on which the Aggregate Equity Trading Value equals or exceeds $25 million, and (ii) any additional shares of Common Stock issuable upon exercise of Class B Warrants that could be received by BEA Associates or FMR pursuant to one or more subsequent distributions under the Plan of Reorganization following the resolution of pending claims filed against the Company during its Chapter 11 case.

(5) Such shares are owned indirectly by FMR Corp., a Massachusetts corporation ("FMR"). Such shares are owned directly by (a) various portfolios of investment companies (the "Fidelity Funds") registered under Section 8 of the Investment Company Act of 1940, as amended, which are advised by Fidelity Management & Research Company ("FMRC"), a wholly-owned subsidiary of FMR and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and (b) various private investment accounts (the "Accounts") for which Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Exchange Act, acts as trustee or managing agent. Edward C. Johnson, III and Abigail Johnson own 12% and 24.5%, respectively, of the aggregate outstanding voting stock of FMR. Together with other members of the Edward
    C. Johnson, III family, such persons collectively own shares of common stock of FMR representing approximately 49% of the voting power of FMR.

(6) The sole member of Specialty Investment I LLC, the Surety, is GBP LLC. Michael G. Frieze and Robert C. Sager are the ultimate beneficial owners of in excess of 80% of the aggregate outstanding interests in GBP LLC. Certain direct and indirect beneficial owners of Specialty Investment I LLC are also beneficial owners of Gordon Brothers Partners, Inc.

(7) Represents shares of Common Stock issuable upon the exercise of that portion of the Class C Warrants that are currently exercisable. Does not include 228,639 shares of Common Stock issuable upon the exercise of that portion of the Class C Warrants which become exercisable on the first date on which the Aggregate Equity Trading Value equals or exceeds $25 million.

CLASS B COMMON STOCK

                                                                      AS OF MAY 1, 1998
                                                        ----------------------------------------------
                                                         AMOUNT AND NATURE OF
                                                        BENEFICIAL OWNERSHIP OF
                                                         CLASS B COMMON STOCK     PERCENTAGE OF CLASS
                                                        -----------------------  ---------------------
5% STOCKHOLDERS
Specialty Investment I LLC(1) ........................                10                     100%
  40 Broad Street
  Boston, Massachusetts 02109

------------------------------

(1) The sole member of Specialty Investment I LLC, the Surety, is GBP LLC. Michael G. Frieze and Robert G. Sager are the ultimate beneficial owners of in excess of 80% of the aggregate outstanding interests in GBP LLC. Certain direct and indirect beneficial owners of Specialty Investment I LLC are also beneficial owners of Gordon Brothers Partners, Inc.

                              CERTAIN TRANSACTIONS

    In connection with a recapitalization of the Company in October 1992 (the "Recapitalization"), pursuant to which, among other things, the Company issued an aggregate of $75 million in principal amount of its Old 10 1/4% Notes, certain of the Company's post-Recapitalization stockholders, representing an aggregate of approximately 8,717,000 shares or 98% of the Old Common Stock outstanding immediately following the Recapitalization, entered into that certain Voting Agreement dated as of October 30, 1992 (the "Voting Agreement"). The Voting Agreement provided, among other things, that (i) Apollo Retail Partners ("ARP"), a holder of greater than 5% of the Old Common Stock, could designate six persons to the Board of Directors, and (ii) a majority of certain former holders of the Company's 13 1/2% Senior Subordinated Notes which were due February 1995 (the "Old 13 1/2% Notes"), which notes were exchanged for Old Common Stock pursuant to the Recapitalization, could designate two persons to the Board of Directors. Lamonts' obligations under the Voting Agreement were rejected as of the Plan Effective Date.

    In connection with the Recapitalization, the parties to the agreement effecting the Recapitalization (and/or their permitted assignees) entered into an equity registration rights agreement and a debt registration rights agreement. Under certain circumstances, the holders of at least 10% of the aggregate principal amount of the then outstanding Securities (as defined therein) covered by such agreements could exercise up to two demand registrations with respect to such Securities. The Company was required to pay all expenses (other than underwriting discounts and commissions) in connection with all such registrations. The agreements also provided for certain piggyback registration rights. The Old Common Stock held by ARP and Morgens Waterfall Vintiadis & Company, Inc. ("Morgens"), a holder of greater than 5% of the Old Common Stock, was covered by the equity registration rights agreement pursuant to its terms. These agreements were rejected as of the Plan Effective Date.

    As a holder of Old Common Stock, ARP received 76,951 shares of Common Stock and 38,475 Class B Warrants under the Plan of Reorganization based on the amount of shares of Old Common Stock beneficially owned by ARP according to the records of the Company as of December 18, 1997. All of the Old Common Stock beneficially owned by ARP was canceled on the Plan Effective Date.

    As holders of Old Common Stock, certain affiliates of Morgens received 16,568 shares of Common Stock and 8,285 Class B Warrants under the Plan of Reorganization based on the amount of Old Common Stock beneficially owned by Morgens as reflected in the Schedule 13D filed by Morgens on February 13, 1998. All of the Old 13 1/2% Notes and the Old Common Stock beneficially owned by Morgens were canceled on the Plan Effective Date.

    As a holder of Old Common Stock and of Old 10 1/4% Notes, Executive Life Insurance Company of New York ("ELICNY"), a holder of greater than 5% of the Old Common Stock, received 347,074 shares of Common Stock, 209,426 Class A Warrants and 71,577 Class B Warrants pursuant to the first two distributions under the Plan. ELICNY may receive additional shares of Common Stock, Class A Warrants and Class B Warrants following the resolution of pending claims filed against the Company during its Chapter 11 case. All of the Old 10 1/4% Notes and the Old Common Stock beneficially owned by ELICNY were canceled on the Plan Effective Date.

    As a holder of Old Common Stock and of Old 10 1/4% Notes, certain investment companies and accounts indirectly controlled by FMR (collectively, "Fidelity") received 2,925,142 shares of Common Stock, 1,810,380 Class A Warrants and 581,184 Class B Warrants pursuant to the first two distributions under the Plan of Reorganization. Fidelity may receive additional shares of Common Stock, Class A Warrants and Class B Warrants following resolution of pending claims filed against the Company during its Chapter 11 case. All of the Old 10 1/4% Notes and the Old Common Stock beneficially owned by Fidelity were canceled on the Plan Effective Date.

    As required by the BankBoston Facility and in partial exchange for its administrative claim, pursuant to the Plan of Reorganization, the Surety received (i) 228,639 Class C Warrants exercisable for the purchase of an aggregate of 3,429,585 shares of Common Stock and (ii) 10 shares of Class B Common Stock representing all of the authorized and outstanding Class B Common Stock.

    In connection with the Plan of Reorganization, the Company entered into a Grant of Registration Rights in favor of Fidelity and the Surety, pursuant to which, and subject to certain exceptions, the Company has agreed to file and cause to remain effective a Registration Statement under the Securities Act covering certain of the securities distributed under the Plan of Reorganization until no such securities are outstanding. The Company is required to pay all expenses (other than underwriting discounts and commissions) in connection with all such registrations. In addition, the agreement provides for certain "piggyback" registration rights. See "Description of Capital Stock -- Registration Rights."

    The Company believes that, to the extent applicable, none of the transactions described above were on terms less favorable to the Company than those available from unaffiliated parties offering comparable goods and services.

                            SELLING SECURITY HOLDERS

    The following table sets forth certain information, as of May 1, 1998, regarding the Class A Warrants, the Class B Warrants, the Class C Warrants and the shares of Common Stock held by the Selling Security Holders named below (including shares issuable upon exercise of the Warrants), all of which are being offered by this Prospectus. It is anticipated that the Selling Security Holders will offer and sell the shares of Common Stock and/or Warrants offered by them hereby as principals or through one or more brokers, dealers or agents from time to time in one or more transactions. As of the date of this Prospectus, to the knowledge of the Company, none of the Selling Security Holders own any other shares of Common Stock or Warrants of the Company.

    Each Class A Warrant and Class B Warrant is currently exercisable for the purchase of one share of Common Stock at an exercise price per share of $.01. Each Class C Warrant is currently exercisable for the purchase of 14 shares of Common Stock at an exercise price of $1.25 per share and, on or after the first date on which the Aggregate Equity Trading Value equals or exceeds $25 million, 1 share of Common Stock at an exercise price of $.01 per share.

                                                        NUMBER OF
                                                        SHARES OF                                           NUMBER OF
                                                         CLASS A     NUMBER OF    NUMBER OF    NUMBER OF    SHARES OF
                                                         COMMON       CLASS A      CLASS B      CLASS C      CLASS A
                                                          STOCK      WARRANTS     WARRANTS     WARRANTS    COMMON STOCK
                                                       BENEFICIALLY BENEFICIALLY BENEFICIALLY BENEFICIALLY  UNDERLYING
SELLING HOLDER(1)(2):                                   OWNED(3)     OWNED(3)     OWNED(3)     OWNED(3)    WARRANTS(3)
-----------------------------------------------------  -----------  -----------  -----------  -----------  ------------
Fidelity Capital & Income Fund(4)....................     923,334      571,603      183,381                    754,984
Fidelity Asset Manager(4)............................     645,784      401,276      127,531                    528,807
Fidelity Magellan Fund(4)............................     433,431      269,324       85,594                    354,918
Spartan High Income Fund(4)..........................     157,963       94,252       33,095                    127,347
Fidelity Puritan Fund(4).............................     152,242       94,251       30,236                    124,487
Variable Insurance Products Fund II: Assets Manager
  Portfolio(4).......................................     138,678       86,171       27,387                    113,558
Variable Insurance Products Fund: High Income
  Portfolio(4).......................................     108,776       67,341       21,602                     88,943
Fidelity Advisor High Yield Fund(4)..................     108,776       67,341       21,602                     88,943
General Motors Employees Domestic Group Pension
  Trust(4)...........................................      79,608       49,285       15,809                     65,094
Fidelity Asset Manager: Growth(4)....................      78,017       48,477       15,407                     63,884
Illinois Municipal Retirement Fund Master Trust(4)...      59,119       36,600       11,741                     48,341
Illinois State Board of Investments(4)...............      20,804       12,928        4,108                     17,036
Pensions Reserves Investment Management Board(4).....       8,647        5,354        1,717                      7,071
Fidelity High Yield Bond Collective Trust(4).........       5,631        3,485        1,118                      4,603
Fidelity Global Asset Allocation Fund(4).............       4,332        2,692          856                      3,548
Specialty Investment I LLC...........................                                            228,639     3,429,585
                                                       -----------  -----------  -----------  -----------  ------------
Total................................................   2,925,142    1,810,380      581,184      228,639     5,821,149

------------------------------

(1) The Company executed a Grant of Registration Rights in favor of the Selling Security Holders (see "Description of Capital Stock--Registration Rights"). The Surety is the guarantor of the Company's Term Loan. No other relationships currently exist between the Company, on the one hand, and the Selling Security Holders, on the other hand. For a description of certain relationships that existed between the Company and Fidelity prior to the Plan Effective Date, see "Certain Transactions."

(2) For a description of the natural persons that beneficially own significant and/or controlling interests in the Selling Security Holders, see "Principal Stockholders."

(3) The numbers of shares of Common Stock and Warrants (and the shares issuable upon the exercise of such Warrants) that are being offered by this Prospectus correspond to the total numbers of such shares of Common Stock and Warrants that were received by the Selling Security Holders pursuant to the first two distributions under the Plan of Reorganization. The Company contemplates effecting one or more additional distributions of Common Stock, Class A Warrants and Class B Warrants following the resolution of pending claims filed against the Company during its Chapter 11 case. The company intends to file a post-effective amendment updating the amount of shares of Common Stock and Warrants covered by this Prospectus after any such distribution occurs.

(4) These investment companies and private investment accounts are indirectly owned by FMR. See note 5 under "Principal Stockholders."

                              PLAN OF DISTRIBUTION

    It is anticipated that the Selling Security Holders will offer and sell the shares of Common Stock and/ or Warrants offered by them hereby as principals or through one or more brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on any exchange or in the over-the-counter market, or (ii) in transactions otherwise than in the over-the-counter market. The Selling Security Holders may from time to time offer such securities through brokers, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Security Holders and/or the purchasers of the securities offered hereby for whom they may act as agent (which discounts, concessions or commissions as to particular brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Security Holders and any brokers, dealers or agents that participate in the distribution of securities may be deemed to be an "underwriter" as that term is defined by the Securities Act, and any profit on the sale of securities by them and any discounts, concessions or commission received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. However, the Company and such persons disclaim that any such person is an underwriter of the Common Stock or Warrants. The Company is not aware of any arrangements with any underwriters, brokers, dealers or agents with respect to a sale of the securities offered hereby. At any time a particular offer of Common Stock or Warrants is made, if required, a Prospectus Supplement will be distributed that will set forth the aggregate amount of such securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Security Holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of such securities.

    No director, officer or agent of the Company is expected to be involved in soliciting offers to purchase the securities offered hereby, and no such person will be compensated by the Company for the sale of any of such securities. Certain officers of the Company may assist representatives of the Selling Security Holders in such efforts but will not be compensated therefor.

    The securities offered hereby (other than the Common Stock issuable by the Company upon exercise of the Warrants, which will be sold by the Company at the exercise price of the Warrants) may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Security Holders or by agreement between the Selling Security Holders and underwriters or dealers.

    To comply with the securities laws of certain jurisdictions, the securities offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the securities offered hereby may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company is 50,000,000 and consists of 39,999,990 shares of Common Stock, 10 shares of Class B Common Stock, and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock").

    All equity interests existing immediately prior to consummation of the Plan of Reorganization were canceled and/or rejected pursuant to the Plan of Reorganization, and the accumulated deficit relating to such equity interests was eliminated under Fresh-Start Reporting.

COMMON STOCK

    Each share of Common Stock entitles the holder thereof to one vote on all matters on which holders are permitted to vote. No stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by the Company, and no stockholder has any right to convert Common Stock into other securities. No shares of Common Stock are subject to redemption or to any sinking fund provisions. All of the outstanding shares of Common Stock are, and all shares of Common Stock offered hereby will be, when issued and paid for, fully paid and nonassessable.

    Subject to the rights of holders of Preferred Stock, if any, the holders of shares of Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefor and, upon liquidation, to a pro rata share in any distribution to stockholders. The Company does not anticipate declaring or paying any dividends on the Common Stock in the foreseeable future. See "Risk Factors--Restrictions on Common Stock Dividends."

CLASS B COMMON STOCK

    Except as set forth in the following paragraphs, the holders of Class B Common Stock shall enjoy the same rights, privileges and preferences and be subject to the same restrictions as the holders of the Common Stock.

    Upon the affirmative vote of not less than three-fourths of the then outstanding shares of the Class B Common Stock, (a) during the continuance of any event described in Section 11(b) of the Loan Agreement (each, an "Event of Default"), including, without limitation, nonpayment of principal and/or interest, covenant defaults, breach of representations and warranties and certain events of bankruptcy, in each case subject to applicable notice and cure periods, and/or (b) upon acceleration of any of the loans under the Loan Agreement and until such acceleration is rescinded or all amounts due under such accelerated loan are paid in full, the Company shall (i) file a voluntary petition under Chapter 11 of the Bankruptcy Code and (ii) oppose any motion to dismiss the resulting bankruptcy case. Such right of the holders of the Class B Common Stock will terminate upon satisfaction in full of all of the Company's obligations in respect of the Term Loan, whereupon each share of Class B Common Stock will automatically convert into one share of Common Stock. Such right of the holders of the Class B Common Stock shall be coextensive with the right of the Board of Directors at any time to cause such a filing to occur, and such right shall not restrict the ability of the Board of Directors to otherwise cause the Company to file a voluntary petition under the Bankruptcy Code or to oppose any motion to dismiss any bankruptcy case. Subject to certain exceptions set forth in the Company's Second Restated Certificate of Incorporation, shares of Class B Common Stock are non-transferable.

    As required under the BankBoston Facility, in consideration of the Surety's guaranty of the Term Loan, on the Plan Effective Date the Surety was issued 10 shares of Class B Common Stock representing all of the authorized and outstanding Class B Common Stock. See "Description of Certain Indebtedness."

PREFERRED STOCK

    The Second Restated Certificate of Incorporation of the Company provides for the issuance of 10,000,000 shares of Preferred Stock. The Preferred Stock may be issued in one or more classes or series, and the Board of Directors is authorized to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the General Corporation Law of the State of Delaware, including, without limitation, the authority to provide that any such class or series may be (a) subject to redemption at such time or times and at such price or prices; (b) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (c) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Company; or (d) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Company at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions. Because the Board of Directors has the power to establish the preferences and rights attributable to the Preferred Stock, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock. No shares of Preferred Stock are currently outstanding. Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company. See "Risk Factors-- Antitakeover Effect of Blank Check Preferred Stock."

TRANSFER AGENT

    The transfer agent and registrar for the Common Stock and the Warrants is Norwest Bank, Minnesota, N.A.

REGISTRATION RIGHTS

    In connection with the Plan of Reorganization, the Company executed and delivered the Grant of Registration Rights in favor of Fidelity and the Surety pursuant to which the Company agreed to file the Registration Statement of which this Prospectus is a part. In addition, the Company has agreed to use reasonable best efforts to cause this shelf registration to remain continuously effective for a period ending on the date on which no securities registerable under the Grant of Registration Rights are outstanding. The Company will pay all expenses (other than underwriting fees, discounts or commissions) in connection with all such registrations. The Grant of Registration Rights also provides for certain piggyback registration rights. In the event such Registration Statement is not effective within 45 days after the Plan Effective Date, or a stop order is imposed prior to the effectiveness of the Registration Statement, or, except as permitted by Section 5 of the Grant of Registration Rights, the effectiveness thereof is suspended, or, in the case of a suspension permitted by such Section 5, such suspension exceeds the length of time permitted by such section, the Company will be required to pay liquidated damages to the Selling Security Holders. Such liquidated damages shall begin to accrue as set forth below and, in each case, shall be in an amount equal to: (i) $.10 per 500 shares of Common Stock (or, in the case of Warrants, per 500 shares issuable upon exercise of such Warrants) per week for the first ninety (90) days; (ii) $.20 per 500 shares of Common Stock (or, in the case of Warrants, per 500 shares issuable upon exercise of such Warrants) per week for the next ninety (90) days; and (iii) $.30 per 500 shares of Common Stock (or, in the case of Warrants, per 500 shares issuable upon exercise of such Warrants) per week thereafter. The liquidated damages shall begin to accrue on the date the Registration Statement is required to become effective, on the date such stop order is imposed, in the case of suspensions other than those permitted by Section 5 of the Grant of Registration

Rights, on the date of such suspension and, in the case of suspensions permitted by such Section 5, on the date on which such suspension failed to comply with such section, as applicable.

    The Company is currently incurring liquidated damages of approximately $1,750 per week in the aggregate for failure by the Company to cause the Registration Statement of which this Prospectus is a part to become effective within 45 days after the Plan Effective Date. The amount of such damages will increase to approximately $3,500 per week in the aggregate in the event such Registration Statement is not effective on or before June 15, 1998 and will further increase to approximately $5,250 per week in the aggregate in the event such Registration Statement is not effective on or before September 13, 1998.

CLASS A WARRANTS AND CLASS B WARRANTS

    Class A Warrants to purchase an aggregate of 2,203,320 shares of Common Stock and Class B Warrants to purchase an aggregate of 800,237 shares of Common Stock have been or will be issued by the Company in accordance with the Plan of Reorganization pursuant to a Warrant Agreement (the "Class A/ B Warrant Agreement") entered into between the Company and Norwest Bank Minnesota, N.A., as Warrant Agent. The Class A Warrants are exercisable, in whole or in part, on the first date on which the Aggregate Equity Trading Value equals or exceeds $20 million and, if not previously exercised, expire on January 31, 2008. The Class B Warrants are exercisable, in whole or in part, on the first date on which the Aggregate Equity Trading Value equals or exceeds $25 million and, if not previously exercised, expire on January 31, 2008. The exercise price for the Class A Warrants and the Class B Warrants is $.01 per share.

    The number and type of securities issuable upon exercise of the Class A Warrants and the Class B Warrants and the exercise price payable upon exercise thereof are subject to customary antidilution protection in the event of (a) stock dividends, subdivisions, combinations, and reclassifications affecting the Common Stock, (b) issuances of rights, options, or warrants to all holders of Common Stock entitling them to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share of Common Stock (or having a conversion price per share of Common Stock, if a security convertible into Common Stock) less than the fair market value per share of Common Stock, (c) distributions to all holders of Common Stock of evidences of indebtedness or assets, including capital stock other than Common Stock, or subscription rights, options or warrants (other than cash dividends or cash distributions payable out of consolidated earnings or earned or capital surplus or dividends payable in Common Stock); and (d) subject to certain exceptions, issuances to any Affiliate (as defined in the Class A/B Warrant Agreement), officer, director or employee of the Company of Common Stock or rights, options or warrants to purchase Common Stock (or securities convertible into Common Stock) at a price per share of Common Stock (or having a conversion price per share of Common Stock, if a security convertible into Common Stock) less than the Closing Price (as defined in the Class A/B Warrant Agreement) per share of Common Stock on the date of issuance.

    In addition to the foregoing provisions, if the Company at any time consolidates with or merges with or into another corporation or the property of the Company is sold substantially as an entirety, the holder of any outstanding Class A Warrant or Class B Warrant would be entitled to receive, upon the exercise thereof in accordance with its terms, the securities, property, or cash to which the holder of the number of shares of Common Stock deliverable upon the exercise of such Class A Warrant or Class B Warrant immediately prior to such transaction would have been entitled upon such transaction.

CLASS C WARRANTS

    254,043 Class C Warrants to purchase an aggregate of 3,810,645 shares of Common Stock were issued by the Company in accordance with the Plan of Reorganization pursuant to several Warrant Agreements (collectively, the "Class C Warrant Agreements") entered into between the Company and the initial holders of the Class C Warrants, and were distributed as follows: (i) 228,639 Class C Warrants to purchase an aggregate of 3,429,585 shares of Common Stock were distributed to the Surety as required under the

BankBoston Facility and in consideration of the Surety's guaranty of the Term Loan and in partial exchange for the Surety's administrative claim against the Company's Chapter 11 estate; and (ii) 25,404 Class C Warrants to purchase an aggregate of 381,060 shares of Common Stock were distributed to the holders of Stock Options issued on the Plan Effective Date. The Class C Warrants are exercisable, in whole or in part, as follows: (a) at any time until January 31, 2002, the Class C Warrants are exercisable for an aggregate of 3,556,602 shares of Common Stock at an exercise price of $1.25 per share; and (b) at any time after the first date on which the Aggregate Equity Trading Value equals or exceeds $25 million and until January 31, 2008, the Class C Warrants are exercisable for an aggregate of 254,043 additional shares of Common Stock at an exercise price of $.01 per share; provided that the portion of each Class C Warrant otherwise exercisable after the first date on which the Aggregate Equity Trading Value equals or exceeds $25 million shall not be exercisable by any holder thereof unless such holder has exercised in full such holder's portion of such Class C Warrant that is currently exercisable.

    The number and type of securities issuable upon exercise of the Class C Warrants are subject to customary antidilution protection in the event of (a) stock dividends, subdivisions and combinations; (b) subject to certain exceptions, issuances to any person of Additional Stock (as defined) which is common Stock (or Convertible Securities (as defined) convertible into common Stock) at a price per share of such Stock (or having a conversion price per share of such Stock, if a security convertible into such Stock) which is less than (i) with respect to any such issuance incident to the consolidation or merger of the Company with, or the sale, lease or transfer of all or substantially all the Company's assets to, the Merger Party (as defined in the Class C Warrant Agreements) (or in connection with a financing related to any such transaction), the Fair Market Value of a share of common Stock, and (ii) with respect to any other such issuance, (A) on or prior to the first date on which the Aggregate Equity Trading Value equals or exceeds $20 million, the greater of the exercise price and the Fair Market Value per share of common Stock and (B) after the first date on which the Aggregate Equity Trading Value equals or exceeds $20 million, the Fair Market Value per share of common Stock; and (c) subject to certain exceptions, issuances to any person of Additional Stock which is not subject to adjustments required under (b) above at a price per share of such stock which is less than Fair Market Value per share of such capital stock. If the Company consummates a consolidation or merger with, or the sale, lease or transfer of all or substantially all its assets to, the Merger Party within one year of the Plan Effective Date, the exercise price for each share of Common Stock purchasable upon exercise of the Class C Warrants shall be increased by 25% and the expiration date for such warrant shall be extended by one year.

    In addition to the foregoing provisions, if the Company at any time consolidates with or merges with or into another corporation (whether or not such corporation is the Merger Party) or the property of the Company is sold substantially as an entirety, the holder of any outstanding Class C Warrant would be entitled to receive, upon the exercise thereof in accordance with its terms, the securities, property, or cash to which the holder of the number of shares of Common Stock deliverable upon the exercise of such Class C Warrant immediately prior to such transaction would have been entitled upon such transaction.

GORDIAN WARRANTS

    On June 1, 1998, as compensation to Gordian for investment banking services rendered to the Company during the Company's Chapter 11 case, Gordian was issued warrants exercisable for the purchase of 161,937 shares of Common Stock (subject to adjustment upon the occurrence of certain events specified in the Warrant Agreement, dated January 31, 1998, entered into between the Company and Gordian) with an exercise price of $1.24 per share. The Gordian Warrants are currently exercisable and, if not previously exercised, expire on June 1, 2003.

STOCK OPTIONS

    The Stock Options granted pursuant to the Plan of Reorganization are exercisable for the purchase of 1,333,728 shares of Common Stock and consist of:
(i) Base Options exercisable for the purchase of

1,000,000 shares of Common Stock with an exercise price of $1.00 per share; (ii) to prevent dilution resulting from the issuance of the Class A Warrants, Protective A Options exercisable for the purchase of an additional 244,813 shares of Common Stock with an exercise price of $0.01 per share, exercisable only on or after the date on which the Class A Warrants become exercisable; and
(iii) to prevent dilution resulting from the issuance of the Class B Warrants, Protective B Options exercisable for the purchase of an additional 88,915 shares of Common Stock with an exercise price of $0.01 per share, exercisable only on or after the date on which the Class B Warrants become exercisable. In addition, to prevent dilution resulting from the issuance of the Class C Warrants to the Surety, holders of such Stock Options were issued, on a pro rata basis and with the same vesting schedule as each holder's respective Stock Options, Class C Warrants exercisable for the purchase of an aggregate of 381,060 shares of Common Stock (355,656 shares with an exercise price of $1.25 per share and 25,404 shares with an exercise price of $.01 per share).

    The number of Protective Options that may be exercised by any holder shall bear the same proportion (based on the total number of Protective Options granted to such holder) to the number of Base Options that have been exercised by such holder (based on the total number of Base Options granted to such holder).

    The Stock Options and the Class C Warrants are subject to adjustment to prevent dilution upon the occurrence of certain specified events, excluding exercise of the Stock Options, the Class A Warrants, the Class B Warrants, the Class C Warrants, or the Gordian Warrants. The Stock Options granted on January 31, 1998 have a term of 10 years and vest as follows: 50% on the date of grant; and 25% on each anniversary of the date of grant. The Stock Options are governed by the Stock Option Plan, and the Class C Warrants issued in conjunction therewith are governed by a warrant agreement in substantially the form of the Class C Warrant Agreement between the Company and the Surety.

    Under the terms of the Stock Option Plan, the Company has available, in addition to the shares of Common Stock reserved for issuance upon exercise of the Stock Options granted on the Plan Effective Date, an additional 375,000 shares (subject to adjustment to prevent dilution upon certain events, excluding any exercise of Class A Warrants, Class B Warrants, Class C Warrants, or Stock Options) of Common Stock for possible grants of additional stock options from time to time after the Plan Effective Date if, and to the extent, the Compensation Committee may determine that such additional grants would be in the best interest of the Company. On February 26, 1998, the Compensation Committee reserved 335,500 of the 375,000 shares of Common Stock available for issuance upon exercise of Stock Options granted by the Compensation Committee on such date to certain executive officers of the Company, the disinterested members of the Board, and certain other senior and middle level managers of the Company. Such Stock Options have a per share exercise price of $1.00, a term of 10 years and vest as follows: 25% on the date of grant; and 25% on each annual anniversary of the date of grant.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

    The Company has entered into the Loan Agreement, pursuant to which BankBoston is providing Lamonts with up to a $42 million Revolver and Term Loan on the terms and conditions set forth in the Loan Agreement. The BankBoston Facility consists of: (i) a revolving line of credit with a maximum borrowing capacity of $32 million; and (ii) a term loan in the amount of $10 million. The Term Loan is guaranteed by the Surety. Pursuant to, and on the terms and conditions set forth in the Loan Agreement, BankBoston is obligated to make loans and advances to Lamonts on a revolving basis, and to issue letters of credit to or for the account of Lamonts (with a sublimit for letters of credit of $3 million) in an aggregate outstanding amount (net of repayments) not to exceed the lesser of $32 million and a borrowing base approximately equal to 65% (subject to adjustment and reserves as specified in the Loan Agreement) of the book value of the Company's first quality finished goods inventory held for sale. The Term Loan was fully disbursed during the Chapter 11 case and no further amounts may be borrowed thereunder.

    The Revolver will mature on January 31, 2000, subject to earlier maturity (including, as a result of acceleration, mandatory prepayment or otherwise) of the Term Loan. The Term Loan will mature on December 26, 1999, subject to earlier maturity (including, as a result of acceleration, mandatory prepayment or otherwise) of the Revolver. Lamonts will have the option to extend the maturity date of the Term Loan for two additional one-year periods (subject to earlier maturity upon maturity of the Revolver), on the terms and conditions set forth in the Loan Agreement and upon payment of a fee equal to approximately 5% of the outstanding amount of the Term Loan on the relevant extension date. There are no extension options in respect of the Revolver.

    Lamonts is required to make principal payments on the Term Loan of $25,000 per month commencing on October 31, 1998. A substantial portion of the principal amount of the Term Loan is scheduled to be outstanding on the maturity date of the Term Loan. See "Risk Factors--High Leverage."

    Lamonts' borrowings under both the Revolver and the Term Loan bear interest at a floating rate of 1.50% above the Base Rate or, at Lamonts' option, at 2.75% above the Eurodollar Rate. The rates are subject to adjustment on June 1, 1998, and annually thereafter, based upon Lamonts' financial results in accordance with the criteria set forth in the Loan Agreement. See "Risk Factors--High Leverage." The default rate of interest under the Revolver is 3% above the Base Rate. The default rate of interest under the Term Loan prior to maturity is 7% above the non-default rate otherwise applicable, and after maturity is 7% above the non-default rate applicable to loans measured by the Base Rate.

    A facility fee in respect of the Revolver in the amount of $336,000 was paid on the Plan Effective Date and an additional fee in the amount of $224,000 is payable on December 31, 1998. A letter of credit fee of 1.75% per annum will be charged quarterly in arrears based on the average daily maximum aggregate amount available to be drawn by beneficiaries under all outstanding letters of credit. A commitment fee in the amount of 0.5% per annum will be payable monthly in arrears based on the average daily unused amount of the maximum Revolver facility. Both the letter of credit fee and the commitment fee are subject to adjustment on June 1, 1998, and annually thereafter, based upon Lamonts' financial results in accordance with the criteria set forth in the Loan Agreement. In addition to the closing fee in the amount of $500,000 that Lamonts paid at the closing of the Term Loan on September 26, 1997, an additional closing fee in respect of the Term Loan, calculated at the rate of 5% per annum applied to the average daily principal balance of the Term Loan outstanding after September 26, 1998, is payable at the times and in the manner set forth in the Loan Agreement. If the options to extend the maturity date of the Term Loan are exercised, extension fees calculated at the rate of 5% per annum applied to the average daily principal balance of the Term Loan outstanding during the applicable extension period will be payable at the times and in the manner set forth in the Loan Agreement.

    Advances by BankBoston under the BankBoston Facility are secured by all real and personal property, rights, and assets of Lamonts, including, without limitation, real estate leasehold interests, but excluding any proceeds of bankruptcy causes of action under sections 544 through 550 of the Bankruptcy Code and proceeds from a special account established for unpaid professional fees. See "Risk Factors--Assets of the Company Secure BankBoston Facility."

    The BankBoston Facility required that, as of the Plan Effective Date, in partial exchange for the BankBoston administrative claim against the Company's Chapter 11 estate, and in consideration for the guaranty of the Term Loan, the Surety received (i) 228,639 Class C Warrants exercisable for the purchase of an aggregate of 3,429,585 shares of Common Stock, and (ii) 10 shares of Class B Common Stock, representing all of the authorized and outstanding Class B Common Stock. See "Description of Capital Stock--Class B Common Stock" for a description of the special voting rights of the Class B Common Stock.

    The Loan Agreement contains, among other things, certain covenants restricting (a) the incurrence of indebtedness, other than (i) indebtedness under the BankBoston Facility, (ii) current liabilities not incurred through the borrowing of money, (iii) indebtedness in respect of taxes or other governmental charges not yet due and payable or being contested in good faith by appropriate proceeding, (iv) scheduled indebtedness not contemplated as being discharged by the Plan of Reorganization, (v) certain purchase money indebtedness limited to 50% of permitted capital expenditures, and (vi) unsecured indebtedness in respect of the limited recourse arrangements under the Alliance Agreement, limited to 50% of the amount of cardholders' bad debts; (b) the creation of liens, other than (i) liens securing the obligations under the BankBoston Facility, (ii) scheduled liens not contemplated as being discharged by the Plan of Reorganization, (iii) liens securing taxes or other governmental charges not yet due, (iv) deposits or pledges made in connection with social security obligations, (v) mechanics and similar liens less than 120 days old in respect of obligations not yet due, (vi) immaterial easements and similar encumbrances,
(vii) statutory or common law landlord's liens, and (viii) purchase money security interests to the extent the indebtedness is permitted under the Loan Agreement; (c) the payment of dividends, other than (i) dividends payable solely in shares of Common Stock, (ii) distributions by a wholly-owned subsidiary of the Company to the Company and, (iii) dividends and/or distributions contemplated by the Plan of Reorganization; (d) mergers, consolidations or dispositions of assets, other than (i) sales of inventory in the ordinary course, (ii) dispositions of leasehold improvements in connection with permitted store closures, and (iii) dispositions of obsolete fixtures and equipment not to exceed $100,000 in any 12 month period; (e) guarantees with respect to indebtedness of other persons, other than the guarantee of lease payments in respect of the Company's distribution center in Kent, Washington; and (f) capital expenditures, other than capital expenditures of $2,500,000, $6,500,000, $5,500,000 and $1,000,000 during Fiscal 1997, Fiscal 1998, Fiscal 1999 and the period from February 6, 2000 to February 27, 2000, respectively. In addition to the foregoing, the Company is required to maintain certain inventory levels within a range of minimum and maximum book values and a debt service coverage ratio, in each case measured on a quarterly basis as set forth in the Loan Agreement. The Company is currently in compliance with all such covenants.

    Any necessary waivers of or amendments to such covenants require, with certain exceptions specified in the BankBoston Facility, the concurrence of both BankBoston and the Surety. The Loan Agreement contains customary Events of Default for credit facilities of its type. The Surety has the right, under specified circumstances after a default, to direct BankBoston to declare Lamonts' obligations under the BankBoston Facility immediately due and payable and to cause the exercise of certain of BankBoston's rights and remedies under the Loan Agreement.

    To hedge the interest rate exposure from variable rate loans under the BankBoston Facility, on March 24, 1998, the Company entered into the Swap Agreement with BankBoston. The Swap Agreement is for a fixed rate of 5.73% plus the margin from time to time applicable to the Eurodollar Loans on a notional amount of $20 million for a period of two years beginning March 25, 1998. BankBoston has the right to terminate the Swap Agreement on March 23, 1999 upon five days prior notice.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of certain Federal income tax considerations for original purchasers of the Warrants and is for general information purposes only. This summary is based on the Federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of Federal income taxation which may be important to particular holders of the Warrants in light of their individual investment circumstances, including holders subject to special tax rules (E.G., financial institutions, broker-dealers, insurance companies, tax-exempt organizations, and foreign taxpayers). In addition, this summary does not address state, local or foreign tax consequences. This summary assumes that holders will hold their Warrants and the Common Stock received upon the exercise of such Warrants, as "capital assets" (generally, property held for investment) under the Code. Purchasers of the Warrants are urged to consult their tax advisors regarding the specific Federal, state, local, and foreign income and other tax consequences of purchasing, exercising, and disposing of the Warrants.

    CHARACTERIZATION OF THE WARRANTS. The Federal income tax consequences of the purchase, exercise and disposition of the Warrants will depend, to some extent, on whether or not they are viewed, for Federal income tax purposes, as equivalent to common stock. There is no authority directly dealing with this issue. Because of the nominal exercise price for the Class A Warrants and the Class B Warrants, the Company believes that such Warrants should be treated as issued and outstanding shares of Common Stock for Federal income tax purposes.

    EXERCISE. Whether or not the Warrants are treated as stock for Federal income tax purposes, upon the exercise of a Warrant, a holder will not recognize gain or loss and will have a tax basis in the Common Stock received equal to the tax basis in such holder's Warrant plus the exercise price thereof. A holder of a Class C Warrant should consult his tax advisor regarding whether his tax basis in such Warrant should be apportioned between the Initial Shares and the Adjustment Shares upon the exercise of the Warrant for the Initial Shares or, alternatively, upon the exercise of the Warrant for the Adjustment Shares. If the Warrants are treated as warrants for Federal income tax purposes, the holding period for the Common Stock acquired pursuant to the exercise of a Warrant will begin on the day following the date of exercise and will not include the period that the holder held his Warrant. If the Warrants are treated as stock for Federal income tax purposes, the holding period for the Common Stock acquired upon exercise of a Warrant will include the period during which the Warrant was held by such holder.

    DISPOSITION. Whether or not the Warrants are treated as stock for Federal income tax purposes, upon a sale, exchange, or other disposition of a Warrant or Common Stock, a holder will generally recognize a capital gain or loss in an amount equal to the difference between (i) the sum of any cash and the fair market value of any property received upon such sale, exchange or other disposition and (ii) the holder's adjusted tax basis in the Warrant or in the Common Stock. Under recently-enacted legislation, net capital gain (generally, capital gain in excess of capital loss) recognized by an individual holder upon the disposition of Warrants that have been held for more than 18 months will generally be subject to tax at a rate not to exceed 20%. Net capital gain recognized by an individual holder upon the disposition of Warrants that have been held for more than 12 months but for not more than 18 months will continue to be subject to tax at a rate not to exceed 28%, and net capital gain recognized upon the disposition of Warrants that have been held for 12 months or less will continue to be subject to tax at ordinary income tax rates. In addition, capital gain recognized by a corporate holder will continue to be subject to tax at the ordinary income tax rates applicable to corporations.

    LAPSE OF WARRANTS. Whether or not the Warrants are treated as stock for Federal income tax purposes, in the event that a Warrant lapses unexercised, a holder will recognize a capital loss in an amount equal to his tax basis in the Warrant. Such loss will be long-term if the holding period of the Warrant is more than 18 months.

    ADJUSTMENT TO EXERCISE PRICE. If at any time the Company makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for Federal income tax purposes and, in accordance with the antidilution provisions of the Warrants, the exercise price is decreased, the amount of such decrease may be deemed to be the payment of a taxable dividend to holders of the Warrants to the extent of the Company's accumulated earnings and profits. For example, a decrease in the exercise price in the event of distributions of cash or indebtedness of the Company will generally result in deemed dividend treatment to holders, but generally a decrease in the event of stock dividends or the distribution of rights to subscribe for shares of Common Stock will not.

                                    EXPERTS

    The consolidated balance sheets as of January 31, 1998 and February 1, 1997 and the consolidated statements of operations, changes in stockholders equity (deficit) and cash flows for the 52 weeks ended January 31, 1998, the 52 weeks ended February 1, 1997 and the 53 weeks ended February 3, 1996 included in this Prospectus have been included herein in reliance on the report, which includes an explanatory paragraph that describes the Company's emergence from bankruptcy and adoption of fresh-start reporting, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the securities offered hereby has been passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------

Report of Independent Accountants..........................................................................     F-1

Consolidated Balance Sheets--January 31, 1998 and February 1, 1997.........................................     F-2

Consolidated Statements of Operations for the 52 weeks ended January 31, 1998, 52 weeks ended February 1,
  1997 and 53 weeks ended February 3, 1996.................................................................     F-3

Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the 52 weeks ended January 31,
  1998, 52 weeks ended February 1, 1997 and 53 weeks ended February 3, 1996................................     F-4

Consolidated Statements of Cash Flows for the 52 weeks ended January 31, 1998, 52 weeks ended February 1,
  1997 and 53 weeks ended February 3, 1996.................................................................     F-5

Notes to Consolidated Financial Statements.................................................................     F-6

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors

Lamonts Apparel, Inc.

    We have audited the accompanying consolidated balance sheets of Lamonts Apparel, Inc. (the "Company") as of January 31, 1998 and February 1, 1997 and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the 52 weeks ended January 31, 1998 and February 1, 1997 and the 53 weeks ended February 3, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 1998 and February 1, 1997 and the consolidated results of operations and cash flows for the 52 weeks ended January 31, 1998 and February 1, 1997 and the 53 weeks ended February 3, 1996, in conformity with generally accepted accounting principles.

    On January 31, 1998, the Company emerged from bankruptcy. As discussed in
Note 2 to the consolidated financial statements, the Company adopted "Fresh-Start Reporting" principles in accordance with the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code." As a result of the reorganization and the adoption of Fresh-Start Reporting, the Company's January 31, 1998 consolidated balance sheet is not comparable to the Company's February 1, 1997 consolidated balance sheet since it presents the consolidated financial position of the reorganized entity.

COOPERS & LYBRAND L.L.P.

/s/ Coopers & Lybrand L.L.P.

Seattle, Washington
April 10, 1998

                             LAMONTS APPAREL, INC.

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                                                JANUARY 31,  FEBRUARY 1,
                                                                                   1998         1997
                                                                                -----------  -----------
Current Assets:
  Cash........................................................................   $   1,301    $   2,066
  Receivables.................................................................       1,703        1,595
  Inventories.................................................................      38,617       37,559
  Prepaid expenses and other..................................................       1,500        1,528
  Restricted cash and deposits................................................       1,543          714
                                                                                -----------  -----------
      Total current assets....................................................      44,664       43,462
Property and equipment........................................................      42,494       30,653
Leasehold interests...........................................................       8,281        3,477
Excess of cost over net assets acquired.......................................      --           11,591
Deferred financing costs......................................................      --            1,989
Restricted cash and deposits..................................................       1,130        1,142
Other assets..................................................................         899          958
                                                                                -----------  -----------
      Total assets............................................................   $  97,468    $  93,272
                                                                                -----------  -----------
                                                                                -----------  -----------
Liabilities not subject to settlement under reorganization proceedings:
  Current Liabilities:
    Borrowings under the Revolver.............................................   $  18,967    $  --
    Borrowings under DIP Facility.............................................      --           23,141
    Accounts payable..........................................................      15,186       13,578
    Accrued payroll and related costs.........................................       3,106        2,285
    Accrued taxes.............................................................         865          812
    Accrued interest..........................................................       1,007          616
    Accrued store closure costs...............................................      --            1,050
    Accrued reorganization expenses...........................................       2,497        1,165
    Other accrued expenses....................................................       6,804        4,160
    Current maturities of long-term debt......................................         403       --
    Current maturities of obligations under capital leases....................       1,454           12
                                                                                -----------  -----------
      Total current liabilities...............................................      50,289       46,819
  Long-term debt, net of current maturities...................................      10,536       --
  Obligations under capital leases, net of current maturities.................      13,835        2,846
  Other.......................................................................       2,852          302
                                                                                -----------  -----------
      Total liabilities not subject to settlement under reorganization
        proceedings...........................................................      77,512       49,967
Liabilities subject to settlement under reorganization proceedings:
  Related party...............................................................      --           67,600
  Other.......................................................................      --           35,258
                                                                                -----------  -----------
      Total liabilities subject to settlement under reorganization............      --          102,858
Commitments and contingencies
Stockholders' equity (deficit):
    Preferred stock, $.01 par value, 10,000,000 shares authorized; no shares
      issued and outstanding..................................................      --           --
    Common stock, $.01 par value; 40,000,000 shares and 40,000,000 shares authorized; 9,000,000 and 17,900,053 shares issued and outstanding,
      respectively............................................................          90          179
    Additional paid-in-capital................................................      19,866       62,972
    Accumulated deficit.......................................................      --         (122,704)
                                                                                -----------  -----------
      Total stockholders' equity (deficit)....................................      19,956      (59,553)
                                                                                -----------  -----------
        Total liabilities and stockholders' equity (deficit)..................   $  97,468    $  93,272
                                                                                -----------  -----------
                                                                                -----------  -----------

   The accompanying notes are an integral part of the consolidated financial statements.

                             LAMONTS APPAREL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              52 WEEKS     52 WEEKS     53 WEEKS
                                                                                ENDED        ENDED        ENDED
                                                                             JANUARY 31,  FEBRUARY 1,  FEBRUARY 3,
                                                                                1998         1997         1996
                                                                             -----------  -----------  -----------
Revenues...................................................................   $ 201,623    $ 203,602    $ 199,548
Cost of merchandise sold...................................................     131,700      130,480      131,677
                                                                             -----------  -----------  -----------
      Gross profit.........................................................      69,923       73,122       67,871
                                                                             -----------  -----------  -----------
Operating and administrative expenses......................................      67,844       67,173       71,372
Depreciation and amortization..............................................       7,141        7,999        9,232
Impairment of long-lived assets............................................      --            4,170       --
                                                                             -----------  -----------  -----------
      Operating costs......................................................      74,985       79,342       80,604
                                                                             -----------  -----------  -----------
Loss from operations before other income (expense), reorganization
  expenses, fresh-start revaluation, and extraordinary item................      (5,062)      (6,220)     (12,733)

Other income (expense):
  Interest expense:
    Cash (contractual interest of $13.1 million, $13.7 million and $13.8
      million, respectively)...............................................      (5,900)      (5,053)      (5,098)
  Other income (expense)...................................................           8           12          196
                                                                             -----------  -----------  -----------

Loss from operations before reorganization expenses, fresh-start
  revaluation, and extraordinary item......................................     (10,954)     (11,261)     (17,635)

Reorganization expenses....................................................      (5,995)      (6,037)      (7,240)
Fresh-start revaluation....................................................      70,495       --           --
                                                                             -----------  -----------  -----------
Income (loss) before extraordinary item....................................      53,546      (17,298)     (24,875)
Extraordinary item--gain on debt discharge.................................      69,158       --           --
                                                                             -----------  -----------  -----------
Net income (loss)..........................................................   $ 122,704    $ (17,298)   $ (24,875)
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Basic and Diluted Earnings (Loss) per Common Share
  Income (loss) from operations before extraordinary item..................   $    3.00    $   (0.97)   $   (1.39)
  Extraordinary Item--gain on debt discharge...............................   $    3.86    $    0.00    $    0.00
  Net income (loss)........................................................   $    6.86    $   (0.97)   $   (1.39)

   The accompanying notes are an integral part of the consolidated financial statements.

                             LAMONTS APPAREL, INC.

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                             (DOLLARS IN THOUSANDS)

                                                                                  MINIMUM
                                                                  ADDITIONAL      PENSION
                                         NUMBER OF     COMMON       PAID-IN      LIABILITY    ACCUMULATED
                                          SHARES        STOCK       CAPITAL     ADJUSTMENT      DEFICIT        TOTAL
                                        -----------  -----------  -----------  -------------  ------------  -----------
Balance, January 28, 1995.............      17,900    $     179    $  62,843     $  --        $    (80,531) $   (17,509)
  Net loss for the 53 weeks ended
    February 3, 1996..................      --           --           --            --             (24,875)     (24,875)
  Compensation expense related to
    stock option plan.................      --           --               78        --             --                78
  Minimum pension liability
    adjustment........................      --           --           --              (250)        --              (250)
                                        -----------       -----   -----------        -----    ------------  -----------
Balance, February 3, 1996.............      17,900          179       62,921          (250)       (105,406)     (42,556)
  Net loss for the 52 weeks ended
    February 1, 1997..................      --           --           --            --             (17,298)     (17,298)
  Compensation expense related to
    stock option plan.................      --           --               51        --             --                51
  Minimum pension liability
    adjustment........................      --           --           --               250         --               250
                                        -----------       -----   -----------        -----    ------------  -----------
Balance, February 1, 1997.............      17,900          179       62,972        --            (122,704)     (59,553)
  Net income for the 52 weeks ended
    January 31, 1998..................      --           --           --            --             122,704      122,704
  Minimum pension liability
    adjustment........................      --           --           --              (438)        --              (438)
  Compensation expense related to
    stock option plan.................      --           --               38        --             --                38
  Cancellation of the former equity
    and elimination of accumulated
    deficit under the Plan............     (17,900)        (179)     (63,010)          438         --           (62,751)
  Issuance of new equity under the
    Plan..............................       9,000           90       19,866        --             --            19,956
                                        -----------       -----   -----------        -----    ------------  -----------
Balance, January 31, 1998.............       9,000    $      90    $  19,866     $  --        $    --       $    19,956
                                        -----------       -----   -----------        -----    ------------  -----------
                                        -----------       -----   -----------        -----    ------------  -----------

   The accompanying notes are an integral part of the consolidated financial statements.

                             LAMONTS APPAREL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                   52 WEEKS ENDED   52 WEEKS ENDED   53 WEEKS ENDED
                                                                     JANUARY 31,      FEBRUARY 1,      FEBRUARY 3,
                                                                        1998             1997             1996
                                                                   ---------------  ---------------  ---------------
Cash flows from operating activities:
  Net income (loss)..............................................     $ 122,704        $ (17,298)       $ (24,875)
Adjustments to reconcile net income (loss) to net cash used by operating activities before reorganization items:
    Depreciation and amortization................................         7,141            7,999            9,232
    Impairment of long-lived assets..............................        --                4,170           --
    Gain on sale of fixed asset..................................          (177)          --               --
    Non-cash interest, including interest paid-in-kind and
      amortization of debt discount..............................           321           --               --
    Stock option expense.........................................            38               51               78
    Net change in current assets and liabilities.................         3,900           (2,621)           4,895
    Net realizable value adjustment to inventory.................        --               --                  500
    Decrease (increase) in long term restricted cash and
      deposits...................................................            11              137           (1,022)
    Other........................................................        (1,103)            (562)          (1,425)
    Reorganization expenses......................................         5,995            6,037            7,240
    Fresh-start revaluation......................................       (70,495)          --               --
    Gain on debt discharge.......................................       (69,158)          --               --
                                                                   ---------------  ---------------  ---------------
      Net cash used by operating activities before reorganization
        expenses.................................................          (823)          (2,087)          (5,377)
                                                                   ---------------  ---------------  ---------------
Operating cash flows used by reorganization expenses:
    Payment for professional fees or other expenses related to
      the Chapter 11 proceedings.................................        (4,539)          (3,241)          (2,475)
                                                                   ---------------  ---------------  ---------------
      Net cash used by operating activities......................        (5,362)          (5,328)          (7,852)
                                                                   ---------------  ---------------  ---------------
Cash flows from investing activities:
  Capital expenditures...........................................        (1,507)            (699)          (1,343)
  Proceeds from sale of assets...................................            39            4,459           --
  Other..........................................................           257               90             (448)
                                                                   ---------------  ---------------  ---------------
      Net cash provided (used) by investing activities...........        (1,211)           3,850           (1,791)
                                                                   ---------------  ---------------  ---------------
Cash flows from financing activities:
  Net post-petition (payments) borrowings under Revolver.........        (4,174)           2,807            4,496
  Proceeds from Term Loan........................................        10,000           --               --
  Assumption of liabilities subject to compromise................           939           --               --
  Principal payments on obligations under capital leases.........          (900)            (778)          (1,183)
  Other..........................................................           (57)             (66)             (61)
                                                                   ---------------  ---------------  ---------------
      Net cash provided by financing activities..................         5,808            1,963            3,252
                                                                   ---------------  ---------------  ---------------
Net increase (decrease) in cash..................................          (765)             485           (6,391)
Cash, beginning of period........................................         2,066            1,581            7,972
                                                                   ---------------  ---------------  ---------------
Cash, end of period..............................................     $   1,301        $   2,066        $   1,581
                                                                   ---------------  ---------------  ---------------
                                                                   ---------------  ---------------  ---------------
Reconciliation of net change in current assets and liabilities:
  (Increase) decrease in accounts receivable.....................     $    (154)       $     818        $     692
  (Increase) decrease in inventory (excluding adjustment for net
    realizable value)............................................           118           (7,158)          (2,692)
  (Increase) decrease in prepaid expenses and other..............           (64)             548            2,018
  Increase (decrease) in accounts payable........................         1,607            5,161            6,663
  Increase (decrease) in accrued payroll and related costs.......           821             (111)            (517)
  Increase (decrease) in accrued taxes...........................            53               (9)             288
  Increase (decrease) in accrued interest........................           547              409             (103)
  Increase (decrease) in accrued store closure costs.............        (1,050)          (2,204)             303
  Increase (decrease) in other accrued expenses..................         2,022              (75)          (1,757)
                                                                   ---------------  ---------------  ---------------
                                                                      $   3,900        $  (2,621)       $   4,895
                                                                   ---------------  ---------------  ---------------
                                                                   ---------------  ---------------  ---------------
Supplemental Cash Flow Information:
  Cash interest payments made....................................     $   4,824        $   4,783        $   5,201
  Non-cash transactions:
    Capital lease relating to sale--leaseback of Alderwood
      store......................................................        --                2,835           --
    Capital leases relating to equipment.........................           759

   The accompanying notes are an integral part of the consolidated financial statements.

                             LAMONTS APPAREL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                JANUARY 31, 1998

NOTE 1--REORGANIZATION AND EMERGENCE FROM CHAPTER 11

    Lamonts Apparel, Inc. (the "Company" or "Lamonts") is a Northwest-based regional retailer with 38 stores in five states. The Company offers an assortment of moderately priced fashion apparel, and home and fashion accessories at competitive prices for the entire family.

    On January 6, 1995 ("Petition Date"), the Company filed a voluntary petition for relief under Chapter 11 ("Chapter 11") of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court (the "Bankruptcy Court") for the Western District of Washington at Seattle. The Company's Modified and Restated Plan of Reorganization (the "Plan") was confirmed by the Bankruptcy Court on December 18, 1997 and became effective on January 31, 1998 ("Plan Effective Date").

    The overall purpose of the Plan was to (i) alter the debt and capital structure of Lamonts to permit it to emerge from Chapter 11 and (ii) settle, compromise or otherwise dispose of certain claims on terms that Lamonts considered to be reasonable.

    The Plan resulted in an approximate $90 million net reduction in the total indebtedness and liabilities subject to reorganization of the Company. The Plan provided generally for, among other things, payment in full by the Company of administrative expenses, certain other priority claims and secured claims, other than the claim of BankBoston, N.A. ("BankBoston"), the agent and lender under the Company's bank credit facility (the "BankBoston Facility"), (which was left unimpaired), cancellation of certain indebtedness in exchange for new equity securities of the Company, the discharge of certain other pre-petition claims, the cancellation and/or rejection of existing equity securities of the Company in exchange for new equity securities of the Company, the assumption or rejection of executory contracts and unexpired leases and the designation of a new board of directors. In addition, the Plan provided that the Company assume all of the obligations under the BankBoston Facility, including any unpaid accrued interest, fees, costs and charges.

    Pursuant to the Plan:

        (a) an aggregate of 8,800,000 shares of Class A Common Stock, par value $0.01 per share, of the Company ("Common Stock"), 2,203,320 Class A Warrants to purchase Common Stock ("Class A Warrants") and 700,237 Class B Warrants to purchase Common Stock ("Class B Warrants") have been or will be issued to the holders of pre-petition claims against Lamonts;

        (b) an aggregate of 200,000 shares of Common Stock and 100,000 Class B Warrants were issued to the former holders of Lamonts common stock (the "Old Common Stock"); and

        (c) 228,639 Class C Warrants to purchase Common Stock ("Class C Warrants") and 10 shares of Class B Common Stock, par value $.01 per share, of the Company ("Class B Common Stock"), were issued to Specialty Investment I LLC (the "Surety").

    All such securities were or will be issued in exchange for various pre-petition claims and interests allowed by the Bankruptcy Court, except those issued to the Surety which were issued as required under the BankBoston Facility in consideration of the guaranty made by the Surety of a $10 million term loan made to the Company prior to the Plan Effective Date and in partial exchange for its administrative claim. All shares of Old Common Stock were canceled pursuant to the Plan. As a result, holders of Old Common Stock lost substantially all of their investment in the Company.

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 1--REORGANIZATION AND EMERGENCE FROM CHAPTER 11 (CONTINUED)
    In addition, pursuant to the Plan, the Company granted options ("Stock Options") for the purchase of Common Stock as follows:

        (i) Stock Options exercisable for the purchase of 1,000,000 shares of Common Stock with an exercise price of $1.00 per share ("Base Options");

        (ii) to prevent dilution resulting from the issuance of the Class A Warrants, Stock Options exercisable for the purchase of an additional 244,813 shares of Common Stock with an exercise price of $0.01 per share, exercisable only on or after the date on which the Class A Warrants become exercisable ("Protective A Options"); and

       (iii) to prevent dilution resulting from the issuance of the Class B Warrants, Stock Options exercisable for the purchase of an additional 88,915 shares of Common Stock with an exercise price of $0.01 per share, exercisable only on or after the date on which the Class B Warrants become exercisable ("Protective B Options" and, together with the Protective A Options, the "Protective Options").

    The number of Protective A Options and Protective B Options that may be exercised is limited under certain circumstances. (See Note 12.)

    In addition, to prevent dilution resulting from the issuance of the Class C Warrants to the Surety, the holders of Stock Options issued on the Plan Effective Date were issued Class C Warrants exercisable for the purchase of an aggregate of 381,060 shares of Common Stock (355,656 shares with an exercise price of $1.25 per share and for an aggregate of 25,404 shares with an exercise price of $.01 per share). (See Note 12.)

    As compensation to Gordian Group, L.P. ("Gordian") for investment banking services rendered to the Company during the Company's Chapter 11 case, Gordian will be issued, on the 120th day following the Plan Effective Date, warrants (the "Gordian Warrants") exercisable for a number of shares of Common Stock having a value equal to $200,000. The Company recorded compensation expense of approximately $0.05 million in the Consolidated Statement of Operations to reflect the fair value of these warrants as estimated using the Black Scholes options pricing model. See Note 12 for a description of the terms of the Gordian Warrants.

    The 8,800,000 shares of Common Stock referred to in clause (a) above, the 200,000 shares of Common Stock referred to in clause (b) above and the 10 shares of Class B Common Stock referred to in clause (c) above were issued pursuant to the Plan, represent the total shares which were valued at $19,956,000 at the Plan Effective Date and are reflected in stockholders' equity in the Consolidated Balance Sheet. No values were assigned to the Class A Warrants and Class B Warrants discussed above since their exercise is contingent upon the Common Stock achieving certain levels of Aggregate Equity Trading Value (as defined below). The Company recorded interest expense of approximately $0.5 million in the Consolidated Statement of Operations to reflect the fair value of the Class C Warrants issued to the Surety as estimated using the Black Scholes options pricing mode. No value was assigned to the Stock Options and the Class C Warrants granted to management on the Plan Effective Date as the exercise price was greater than the fair market value of the underlying stock at the Plan Effective Date.

    "Aggregate Equity Trading Value" means, as of any date, the product of (a) either (i) if the Common Stock is listed on any national securities exchange or quoted on a national quotation system, the average of

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 1--REORGANIZATION AND EMERGENCE FROM CHAPTER 11 (CONTINUED) the daily closing prices of the Common Stock for the five (5) trading days immediately preceding such date, or (ii) if the Common Stock is not so listed or quoted, the fair market value per share of the Common Stock determined in good faith by the Company's Board of Directors as of a date within 30 days of such date, multiplied by (b) the total number of issued and outstanding shares of Common Stock as of such date (assuming for purposes of determining such number of shares the exercise in full of all in-the-money options outstanding on such date to purchase shares of Common Stock and, and for purposes of determining whether the Class B Warrants are exercisable, the exercise of all Class B Warrants which are exercisable as of such date).

    In connection with the Plan, the Company entered into a Grant of Registration Rights in favor of certain holders of the Warrants and the Common Stock, pursuant to which, subject to certain exceptions, the Company agreed to file and cause to remain effective a Registration Statement under the Securities Act of 1933, as amended, covering certain of the securities distributed under the Plan. See Note 13 for a description of such registration rights. Also in connection with the Plan, Alan R. Schlesinger and Loren R. Rothschild entered into new employment agreements with the Company which amended and restated the terms of their existing employment agreements.

    The Plan was filed with the Bankruptcy Court on October 31, 1997. The Disclosure Statement relating thereto, which was filed with the Bankruptcy Court on October 31, 1997 and amended on November 21, 1997, was approved by the Bankruptcy Court on November 24, 1997. The Plan was confirmed by the Bankruptcy Court on December 18, 1997 and became effective on January 31, 1998.

    With the exception of payments contemplated by the Plan to be made subsequent to the Plan Effective Date, all payments and distributions required under the Plan to be made in respect of pre-petition liabilities have been made or otherwise provided for, and, other than as contemplated by the Plan, no further recourse to the Company may be had by any person with respect of such pre-petition claims.

    The following sets forth the nature and amount of pre-petition liabilities subject to settlement under reorganization proceedings:

                                                                  PRE-FRESH-START
                                                                    JANUARY 31,    FEBRUARY 1,
                                                                       1998           1997
                                                                  ---------------  -----------
                                                                     (DOLLARS IN THOUSANDS)
Accounts payable and accrued liabilities........................    $    22,664     $  23,121
Capital Lease obligations.......................................         10,313        11,216
10 1/4% Notes (including pre-petition accrued interest).........         67,600        67,600
13 1/2% Notes (including pre-petition accrued interest).........            838           838
Notes Payable...................................................             31            83
                                                                  ---------------  -----------
                                                                    $   101,446     $ 102,858
                                                                  ---------------  -----------
                                                                  ---------------  -----------

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 1--REORGANIZATION AND EMERGENCE FROM CHAPTER 11 (CONTINUED)
    Costs associated with the reorganization of the Company were expensed as incurred. Such costs include certain expenses of the committees that represented Lamonts' unsecured trade creditors, bondholders and equity holders (the "Committees"). The amounts charged to reorganization expense by the Company are as follows:

                                                                    FISCAL     FISCAL     FISCAL
                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                       (DOLLARS IN THOUSANDS)
Write-off of property and equipment, net of obligations under
  capital leases.................................................                        $   2,362
Professional fees................................................  $   2,344  $   2,128      2,479
Lease related costs..............................................        196      1,036        925
Payroll related costs............................................      1,924        411        411
Store closure costs, administrative and other....................      1,531      2,462      1,063
                                                                   ---------  ---------  ---------
                                                                   $   5,995  $   6,037  $   7,240
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

NOTE 2--BASIS OF PRESENTATION AND FRESH-START REPORTING

    Pursuant to the guidance provided by the American Institute of Certified Public Accountants in Statement 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7") (also referred to as "Fresh-Start Reporting"), the Company adopted Fresh-Start Reporting for financial reporting purposes as of January 31, 1998. Under Fresh-Start Reporting, the reorganization value of the Company was allocated to the reorganized Company's net assets on the basis of the purchase method of accounting. This method required the adjustment of the Company's assets and liabilities to reflect their estimated fair value at the Plan Effective Date.

    In accordance with SOP 90-7, the Company's reorganization value was determined as of the Plan Effective Date. The reorganization value was derived by using various valuation methods, including discounted cash flow analyses (utilizing the Company's projections), analyses of the market values of other publicly traded companies whose businesses are reasonably comparable, and analyses of the present value of the Company's equity. The reorganization value of $97.5 million was determined to be the fair value of the Company before considering liabilities and approximated the amount a willing buyer would have paid for the assets of the Company immediately after restructuring.

    The primary methodology used to determine the reorganization value was a weighted average of the historical market guideline method, projected guideline method, and the income approach using the discounted cash flow method. Under the income approach, the terminal value was determined using the discounted cash flow projected for the period from February 1, 1998 through February 3, 2002, using a discount rate of 14.1% and a long-term growth rate of 3.5%, with a capitalization rate at 10.6%.

    The adjustments to reflect the consummation of the Plan and adoption of Fresh-Start Reporting, including the adjustment to restate assets and liabilities at their respective estimated fair values, the gain on debt discharge for liabilities subject to settlement under reorganization proceedings of $69.2 million, and the elimination of $122.7 million of the prior accumulated deficit, are reflected in the accompanying consolidated financial statements at January 31, 1998.

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 2--BASIS OF PRESENTATION AND FRESH-START REPORTING (CONTINUED) Additionally, a black line is shown to separate the January 31, 1998 consolidated balance sheet from the prior year since it is not prepared on a comparable basis. The effect of the reorganization on the Company's consolidated balance sheet as of January 31, 1998 is as follows:

                                                    PRE-FRESH-START                                   FRESH-START
                                                     BALANCE SHEET                                   BALANCE SHEET
                                                      JANUARY 31,       DEBT        FRESH-START       JANUARY 31,
                                                         1998         DISCHARGE      REPORTING           1998
                                                    ---------------   ---------     -----------      -------------
                                                                        (DOLLARS IN THOUSANDS)
Current Assets:
  Cash............................................     $   1,301                                        $ 1,301
  Receivables.....................................         1,703                                          1,703
  Inventories.....................................        37,441                     $    1,176(a)       38,617
  Prepaid expenses and other......................         1,500                                          1,500
  Restricted cash and deposits....................         1,543                                          1,543
                                                    ---------------   ---------     -----------      -------------
      Total current assets........................        43,488         --               1,176          44,664
Property and equipment............................        27,255                         15,239(b)       42,494
Leasehold interests...............................         3,049                          5,232(b)        8,281
Excess of cost over net assets acquired...........        11,266                        (11,266)(c)      --
Deferred financing costs..........................         1,266      $  (1,266)(d)                      --
Restricted cash and deposits......................         1,130                                          1,130
Other assets......................................           899                                            899
                                                    ---------------   ---------     -----------      -------------
      Total assets................................     $  88,353      $  (1,266)     $   10,381         $97,468
                                                    ---------------   ---------     -----------      -------------
                                                    ---------------   ---------     -----------      -------------

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 2--BASIS OF PRESENTATION AND FRESH-START REPORTING (CONTINUED)

                                                    PRE-FRESH-START                                   FRESH-START
                                                     BALANCE SHEET                                   BALANCE SHEET
                                                      JANUARY 31,       DEBT        FRESH-START       JANUARY 31,
                                                         1998         DISCHARGE      REPORTING           1998
                                                    ---------------   ---------     -----------      -------------
                                                                        (DOLLARS IN THOUSANDS)
Liabilities not subject to settlement under
  reorganization proceedings:
  Current Liabilities:
    Borrowings under the Revolver.................     $  18,967                                        $18,967
    Accounts payable..............................        15,186                                         15,186
    Accrued payroll and related costs.............         3,106                                          3,106
    Accrued taxes.................................           865                                            865
    Accrued interest..............................         1,163                     $     (156)(e)       1,007
    Accrued reorganization expenses...............         2,497                                          2,497
    Other accrued expenses........................         6,442      $     362(f)                        6,804
    Current maturities of long-term debt..........           403                                            403
    Current maturities of obligations under
      capital leases..............................           177                          1,277(e)        1,454
                                                    ---------------   ---------     -----------      -------------
      Total current liabilities...................        48,806            362           1,121          50,289
  Long-term debt, net of current maturities.......        10,536                                         10,536
  Obligations under capital leases, net of current
    maturities....................................         3,444                         10,391(e)       13,835
  Other...........................................         1,023            835(f)          994(g)        2,852
                                                    ---------------   ---------     -----------      -------------
      Total liabilities not subject to settlement
        under reorganization proceedings..........        63,809          1,197          12,506          77,512
                                                    ---------------   ---------     -----------      -------------
Liabilities subject to settlement under
  reorganization proceedings:
  Related party...................................        67,600        (67,600)(f)                      --
  Other...........................................        33,846        (23,533)(f)     (10,313)(e)      --
                                                    ---------------   ---------     -----------      -------------
      Total liabilities subject to settlement
        under reorganization proceedings..........       101,446        (91,133)        (10,313)         --
                                                    ---------------   ---------     -----------      -------------
Commitments and contingencies
Stockholders' equity (deficit):
  Preferred stock, $.01 par value, 10,000,000
    shares authorized, no shares issued or
    outstanding...................................       --                                              --
  Common stock, $.01 par value; 40,000,000 shares
    authorized, 9,000,000 shares issued and
    outstanding...................................           179             88(h)         (177)(h)          90
  Additional paid-in-capital......................        63,010         19,424(h)      (62,568)(h)      19,866
  Minimum pension liability adjustment............          (438)                           438(g)       --
  Accumulated deficit.............................      (139,653)        69,158(i)       70,495(j)       --
                                                    ---------------   ---------     -----------      -------------
    Total stockholders' equity (deficit)..........       (76,902)        88,670           8,188          19,956
                                                    ---------------   ---------     -----------      -------------
      Total liabilities and stockholders' equity
        (deficit).................................     $  88,353      $  (1,266)     $   10,381         $97,468
                                                    ---------------   ---------     -----------      -------------
                                                    ---------------   ---------     -----------      -------------

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 2--BASIS OF PRESENTATION AND FRESH-START REPORTING (CONTINUED)
------------------------
(a) To adjust inventories to fair value.

(b) To allocate fair value to identifiable net assets in accordance with purchase method accounting as follows: property and equipment, $15.2 million; and leasehold interests, $5.2 million.

(c) To write off the balance of excess of cost over net assets acquired.

(d) To write off the balance of deferred financing costs related to debt discharged.

(e) To reclassify certain liabilities subject to settlement under reorganization proceedings, where the obligation was assumed.

(f) To record the discharge of liabilities subject to settlement under reorganization proceedings, and reclassify pre-petition priority claims and cure amounts.

(g) To restate liabilities, including pension liabilities at fair value.

(h) To record cancellation of historical Stockholders' equity (deficit) and record reorganization value of $20.0 million, $0.1 million of which is classified as Class A Common Stock, $.01 par value. The remaining $19.9 million is classified as additional paid-in-capital.

(i) To record the extraordinary item--gain on debt discharge.

(j) To recognize the value of the reorganized Company.

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 2--BASIS OF PRESENTATION AND FRESH-START REPORTING (CONTINUED)

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

    The following unaudited pro forma consolidated statement of operations reflects the financial results of the Company during Fiscal 1997 as if the Plan had been consummated on February 2, 1997. The pro forma information does not purport to be indicative of the results of operations that would actually have been reported had such transactions actually been consummated on such date or of the results of operations that may be reported by the Company in the future.

                                                                AS REPORTED                         PRO FORMA
                                                               52 WEEKS ENDED                     52 WEEKS ENDED
                                                                JANUARY 31,                        JANUARY 31,
                                                                    1998        ADJUSTMENTS            1998
                                                               --------------   -----------       --------------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenue................................................    $ 201,623                          $  201,623
                                                                                          (1)(3)
Total cost of merchandise sold, operating expenses, and                                   (4)(5)
  depreciation and amortization and other income (expense)...      212,577       $     470(6)(7)       212,107
                                                               --------------                     --------------
Loss from operations before reorganization expenses,
  fresh-start revaluation and extraordinary item.............      (10,954)                            (10,484)
                                                               --------------                     --------------
Reorganization expenses......................................       (5,995)          5,995(2)          --
Fresh-start revaluation......................................       70,495         (70,495)(8)         --
                                                               --------------                     --------------
Income (loss) before extraordinary item......................       53,546                             (10,484)
Extraordinary item...........................................       69,158         (69,158)(8)         --
                                                               --------------   -----------       --------------
Net income (loss)............................................    $ 122,704       $(133,188)         $  (10,484)
                                                               --------------   -----------       --------------
                                                               --------------   -----------       --------------
Basic and diluted loss per share.............................                                       $    (1.16)
                                                                                                  --------------
                                                                                                  --------------
Weighted average number of shares............................                                        9,000,000(9)

------------------------

    The unaudited pro forma statement of operations has been adjusted to reflect the following:

    (1) An increase in depreciation and amortization expense of approximately $1.0 million due to the change in the fair value of identifiable assets, property and equipment and leasehold interests.

    (2) The elimination of approximately $6.0 million in reorganization costs.

    (3) The elimination of approximately $0.4 million for amortization of excess of cost over net assets acquired.

    (4) The elimination of approximately $0.7 million for amortization of deferred financing fees associated with outstanding warrants to purchase Old Common Stock which were canceled on the Plan Effective Date.

    (5) The amortization of approximately $0.5 million in facility fees in respect of the working capital facility.

    (6) The reduction in rent expense of approximately $0.2 million for several stores where the landlord has agreed to concessions upon assumption of the lease.

    (7) An increase in interest expense of $0.1 million associated with debt arising from deferred priority tax claims and deferred cure payments.

    (8) The elimination of Fresh-Start Reporting adjustments totaling approximately $70.5 million and extraordinary item--gain on debt discharge of $69.2 million.

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 2--BASIS OF PRESENTATION AND FRESH-START REPORTING (CONTINUED)
    (9) Pursuant to the Plan, the Company issued 9,000,000 shares of Common Stock and granted warrants and options to purchase Common Stock. Such warrants and options have not been included in the calculation of net loss per common share because the effect of assuming their exercise would be anti-dilutive.

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    FRESH-START REPORTING

    The Company adopted SOP 90-7, or Fresh-Start Reporting, for financial reporting purposes as of January 31, 1998. Under Fresh-Start Reporting, the Company's assets and liabilities were adjusted to reflect their fair values at the Plan Effective Date. (See Note 2.)

    CONSOLIDATION

    The consolidated financial statements present the consolidated financial position and results of operations of the Company and its subsidiaries. All subsidiaries of the Company are inactive. All significant intercompany transactions and account balances have been eliminated in consolidation.

    CHANGE IN FISCAL YEAR

    On March 9, 1995, the Company elected to change its fiscal year end from the Saturday closest to October 31 to the Saturday closest to January 31 to enhance the comparability of the Company's results of operations with other apparel retailers.

    CASH EQUIVALENTS

    The Company considers all short term investments with original maturities of three months or less to be cash equivalents.

    INVENTORIES

    Inventories are valued at the lower of cost (using the retail last-in, first-out ("LIFO") method) or net realizable value.

    As part of Fresh-Start Reporting (See Note 2), the LIFO reserve was written off and the base year inventory was restated to the January 31, 1998 value.

    The carrying value of the Company's inventories as of February 1, 1997 and February 3, 1996 exceeded the weighted average cost of inventories by $1.8 million and $2.1 million, respectively.

    RESTRICTED CASH AND DEPOSITS

    Current restricted cash and deposits include amounts deposited in restricted operating accounts for the purpose of ensuring payment of employee payroll, utilities, and certain taxes, including retail sales taxes. Noncurrent restricted cash and deposits include $1.0 million as of January 31, 1998 and $1.0 million as of February 1, 1997 held as a deposit by the Company's buying service for the annual usage of international letters of credit.

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PROPERTY AND EQUIPMENT

    The Company's adoption of Fresh-Start Reporting as of January 31, 1998, required property and equipment to be adjusted to fair value. In prior periods, property and equipment was recorded at cost less accumulated depreciation. The adoption of Fresh-Start Reporting did not result in any material change in the remaining useful lives of the Company's property and equipment.

    Depreciation is determined using the remaining useful lives based on the following original useful lives: buildings and improvements, 10-40 years; furniture, fixtures and equipment, 3-10 years; and leasehold improvements and property under capital leases, life of lease or useful life if shorter. Depreciation is computed using primarily the straight-line method for financial reporting purposes and accelerated depreciation methods for income tax purposes.

    Upon sale or retirement of property and equipment, the related cost (or restated value) and accumulated depreciation are removed from the accounts of the Company and any gain or loss is reflected in the consolidated financial statements in the period the sale or retirement occurred. Maintenance and repair costs are expensed as incurred. Expenditures for renewals and improvements are generally capitalized.

    Software development costs incurred in connection with significant upgrades of management information systems are capitalized. Amortization of capitalized software development costs begins when the related software is placed in service using the straight-line method over estimated useful lives of three to five years.

    LEASEHOLD INTERESTS

    The excess of the fair rental value of leased facilities under operating leases over the respective contractual rents was recorded as an asset at its discounted net present value and is being amortized on a straight-line basis over the respective remaining lease terms.

    During Fiscal 1996, the Company wrote off approximately $0.6 million of leasehold interests due to the adoption of SFAS No. 121 (defined below).

    The accumulated amortization of leasehold interests approximated $1.7 million and $1.4 million at February 1, 1997 and February 3, 1996, respectively. The adoption of Fresh-Start Reporting did not result in any significant change in the remaining useful lives of the Company's leasehold interests. (See Note 2.)

    IMPAIRMENT OF LONG-LIVED ASSETS

    During the 52 weeks ended February 1, 1997 ("Fiscal 1996"), the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If impairment has occurred, an impairment loss must be recognized.

    With the adoption of SFAS No. 121, assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The Company has identified this lowest level as individual stores. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is measured by discounting expected future cash flows at a rate commensurate with the Company's borrowing rate.

    During Fiscal 1996, the Company recognized a non-cash impairment loss of $4.2 million. Of the total impairment loss, $2.3 million represented impairment of property and equipment, $1.3 million related to excess of cost over net assets acquired and $0.6 million pertained to leasehold interests. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

    EXCESS OF COST OVER NET ASSETS ACQUIRED

    At January 31, 1998, the excess of cost over net assets acquired, net of accumulated amortization of $11.3 million was written off under Fresh-Start Reporting. Prior to the Plan Effective Date, the excess of cost over the fair value of net assets acquired was being amortized on a straight-line basis over 40 years. The accumulated amortization approximated $1.4 million and $1.2 million at February 1, 1997 and February 3, 1996, respectively.

    During Fiscal 1996, the Company wrote off approximately $1.3 million of the excess of cost over net assets acquired due to the adoption of SFAS No. 121.

    DEFERRED FINANCING COSTS

    Costs incurred in connection with the issuance of the Company's debt were amortized using the effective interest method over the term of the related indebtedness. In connection with an amendment to the Company's 10 1/4% Senior Subordinated Notes due 1999 (the "10 1/4% Notes") in June 1994, the Company issued Warrants (the "1994 Warrants") initially to purchase up to an aggregate of approximately 2.0 million shares of Old Common Stock to the holders of the 10 1/4% Notes. The issuance of the 1994 Warrants resulted in an increase of $2.2 million in deferred financing costs and additional paid-in capital.

    At January 31, 1998, deferred financing costs, net of accumulated amortization of $1.3 million related to the 10 1/4% Notes and 1994 Warrants was written off and included in the gain on debt discharge. The accumulated amortization of deferred financing costs approximated $2.8 million and $2.1 million at February 1, 1997 and February 3, 1996, respectively.

    Financing costs incurred by the Company in connection with the BankBoston Facility are amortized using the effective interest method over the term of the related indebtedness. These costs are included in prepaid expenses and other (current) and other assets (noncurrent).

    ADVERTISING COSTS

    The Company expenses the production costs of advertising as the associated advertisement is run. Advertising expense approximated $13.2 million, $13.0 million and $12.6 million during the 52 weeks

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) ended January 31, 1998 ("Fiscal 1997"), Fiscal 1996, and the 53 weeks ended February 3, 1996 ("Fiscal 1995"), respectively.

    NEW ACCOUNTING STANDARDS

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented. Management has determined that the requirements of SFAS No. 130 do not impact the Company's financial position and results of operations.

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes annual and interim reporting standards for a Company's business segments and related disclosures about its products, services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, and requires the restatement of comparative information for earlier periods. Management has determined that the requirements of SFAS No. 131 do not impact the Company's financial position and results of operation.

    In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132"). SFAS 132 significantly changes current financial statement disclosure requirements from those that were required under Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132 is effective for fiscal years beginning after December 15, 1997, with earlier application encouraged. Management has determined that the requirements of SFAS No. 132 have no material impact on the Company's financial position and results of operations.

    USE OF ESTIMATES

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RECLASSIFICATIONS

    Certain prior period amounts in the consolidated financial statements have been reclassified to conform with the current year presentation.

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 4--EARNINGS (LOSS) PER COMMON SHARE

    The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" beginning with its fourth quarter of Fiscal 1997. All prior period earnings per common share data have been restated to conform to the provisions of this statement. Basic earnings per common share is computed using the weighted average number of shares outstanding. Diluted earnings per common share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options to purchase common stock. Options to purchase 1.6 million shares of Common Stock in Fiscal 1997 were not included in the computation of diluted earnings per common share because the option price was greater than the average market price of the Common Stock. (See Note 12.) Options to purchase 0.3 million shares and 0.4 million shares of common stock, with an exercise price of $0.01 per share, were not included in Fiscal 1996 and Fiscal 1995, respectively, as they were antidilutive.

    Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding. The weighted average number of shares outstanding for both basic and diluted calculations was 17,875,602, 17,899,906, and 17,893,675 for Fiscal 1997, Fiscal 1996, and Fiscal 1995,
respectively.

EARNINGS (LOSS) PER COMMON SHARE                                    FISCAL 1997  FISCAL 1996  FISCAL 1995
------------------------------------------------------------------  -----------  -----------  -----------
Basic and diluted earnings (loss) per common share
  Income (loss) from operations before extraordinary item.........   $    3.00    $   (0.97)   $   (1.39)
  Extraordinary item--gain on debt discharge......................   $    3.86       --           --
  Net income (loss)...............................................   $    6.86    $   (0.97)   $   (1.39)


SHARES USED IN COMPUTING EARNINGS (LOSS) PER COMMON SHARE           FISCAL 1997  FISCAL 1996  FISCAL 1995
------------------------------------------------------------------  -----------  -----------  -----------
                                                                               (IN THOUSANDS)
Basic and Diluted.................................................      17,876       17,900       17,894
                                                                    -----------  -----------  -----------
                                                                    -----------  -----------  -----------

NOTE 5--PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                                                JANUARY 31,  FEBRUARY 1,
                                                                                   1998         1997
                                                                                -----------  -----------
                                                                                 (DOLLARS IN THOUSANDS)

Buildings and equipment under capital leases..................................   $  20,314    $  17,605
Buildings and improvements....................................................       1,989        2,193
Leasehold improvements........................................................      11,241       15,012
Furniture, fixtures, and equipment............................................       7,625       16,699
Deferred software costs.......................................................       1,325        6,650
                                                                                -----------  -----------
                                                                                    42,494       58,159
Less accumulated depreciation and amortization................................          (0)     (27,506)
                                                                                -----------  -----------
                                                                                 $  42,494    $  30,653
                                                                                -----------  -----------
                                                                                -----------  -----------

    The adoption of Fresh-Start Reporting did not result in any significant change in the remaining useful lives of the Company's property and equipment. (See Note 2.)

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 5--PROPERTY AND EQUIPMENT (CONTINUED)
    During Fiscal 1996, the Company wrote off approximately $2.3 million of property and equipment due to the adoption of SFAS No. 121.

    Accumulated amortization for buildings and equipment under capital leases approximated $5.8 million and $4.6 million at February 1, 1997 and February 3, 1996, respectively.

    In December 1996, the Company closed a total of four stores located in Spokane, Washington, Twin Falls Idaho; Missoula, Montana and Hillsboro, Oregon. The net book value of furniture, fixtures and equipment associated with these four stores totaled $0.4 million as of February 1, 1997, and was included in the store closure reserve. (See Note 8.)

    On February 8, 1996, the Company entered into a sale-leaseback transaction for the land and building at the Company's Alderwood store in Seattle, Washington. The proceeds of approximately $5.0 million were used to repay borrowings under the Company's bank credit facility. The Company concurrently entered into a 20-year lease agreement with the purchaser.

NOTE 6--LEASES

    All of the Company's stores are currently operated in facilities leased by the Company, except one which is operated in a building owned by the Company, subject to a ground lease, which expires in 2015. The Company also leases some of its equipment and its office facility. Generally, store leases provide for minimum rentals (which include payment of taxes and insurance in some cases) and contingent rentals (which are based upon a percentage of sales in excess of a stipulated minimum). The majority of lease agreements cover periods from 20 to 30 years, including three to six renewal options of five years each. Capital lease obligations were revalued under Fresh-Start Reporting. (Note 2.)

    Operating lease rental expense is summarized as follows:

                                                                              FISCAL     FISCAL     FISCAL
                                                                               1997       1996       1995
                                                                             ---------  ---------  ---------
                                                                                 (DOLLARS IN THOUSANDS)
Minimum rentals............................................................  $   6,307  $   7,095  $   7,300
Contingent rentals.........................................................        616        660        496
Sublease rentals...........................................................       (999)      (959)      (803)
                                                                             ---------  ---------  ---------
                                                                             $   5,924  $   6,796  $   6,993
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

    The Company incurred capital lease contingent rental expense of approximately $0.1 million and received sublease rentals of approximately $0.4 million during each of Fiscal 1997, Fiscal 1996 and Fiscal 1995. Capital lease interest expense was $2.0 million, $2.1 million, and $2.0 million during Fiscal 1997, Fiscal 1996, and Fiscal 1995, respectively.

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 6--LEASES (CONTINUED)
    Future minimum rental payments under capital and operating leases assumed in accordance with the Plan are summarized as follows:

                                                                                     CAPITAL    OPERATING
                                                                                     LEASES      LEASES
                                                                                    ---------  -----------
                                                                                    (DOLLARS IN THOUSANDS)
For the fiscal years ending:
  1999............................................................................  $   2,943   $   6,596
  2000............................................................................      2,958       5,890
  2001............................................................................      2,850       5,101
  2002............................................................................      2,792       4,743
  2003............................................................................      1,984       4,132
    Thereafter....................................................................     11,891      21,475
                                                                                    ---------  -----------
      Total minimum rental payments...............................................     25,418   $  47,937
                                                                                               -----------
                                                                                               -----------
Less amounts representing interest................................................     10,128
                                                                                    ---------
Present value of obligations......................................................  $  15,290
                                                                                    ---------
                                                                                    ---------

    In addition, the Company guarantees an operating lease of a third party that operates the Company's distribution center in Kent, Washington. The current lease expires in February 2001 with one renewal option for a term of three years. Minimum monthly lease payments guaranteed by the Company pursuant to such lease approximate $21,000 per month.

NOTE 7--DEBT

    REVOLVER AND TERM LOAN

    The Company entered into the Amended and Restated Debtor-in-Possession and Exit Financing Loan Agreement, dated as of September 26, 1997 (the "Loan Agreement"), between the Company and BankBoston, pursuant to which BankBoston provides Lamonts with (i) a revolving line of credit (the "Revolver") with a maximum borrowing capacity of $32 million; and (ii) a term loan in the amount of $10 million (the "Term Loan"). The Term Loan is guaranteed by the Surety. Pursuant to, and on the terms and conditions set forth in the Loan Agreement, BankBoston is obligated to make loans and advances to Lamonts on a revolving basis, and to issue letters of credit to or for the account of Lamonts (with a sublimit for letters of credit of $3 million) in an aggregate outstanding amount (net of repayments) not to exceed the lesser of $32 million and a borrowing base approximately equal to 65% (subject to adjustment and reserves as specified in the Loan Agreement) of the book value of the Company's first quality finished goods inventory held for sale. The Term Loan was fully disbursed during the Chapter 11 case and no further amounts may be borrowed thereunder.

    The Revolver will mature on January 31, 2000, subject to earlier maturity (including, as a result of acceleration, mandatory prepayment or otherwise) of the Term Loan. The Term Loan will mature on December 26, 1999, subject to earlier maturity (including, as a result of acceleration, mandatory prepayment or otherwise) of the Revolver. Lamonts will have the option to extend the maturity date of the Term Loan for two additional one-year periods (subject to earlier maturity upon maturity of the Revolver), on the terms and conditions set forth in the Loan Agreement and upon payment of a fee equal to

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 7--DEBT (CONTINUED)
approximately 5% of the outstanding amount of the Term Loan on the relevant extension date. There are no extension options in respect of the Revolver.

    Lamonts is required to make principal payments on the Term Loan of $25,000 per month commencing on October 31, 1998. A substantial portion of the principal amount of the Term Loan is scheduled to be outstanding on the maturity date of the Term Loan.

    Lamonts' borrowings under both the Revolver and the Term Loan bear interest at a floating rate of 1.50% above the annual interest rate announced from time to time by BankBoston as its "base rate" (the "Base Rate") or, at Lamonts' option, at 2.75% above the rate (fully adjusted for applicable reserve requirements) based on the rate offered dollar deposits in the interbank eurodollar market (the "Eurodollar Rate"). The rates are subject to adjustment on June 1, 1998, and annually thereafter, based upon Lamonts' financial results in accordance with the criteria set forth in the Loan Agreement. The default rate of interest under the Revolver is 3% above the Base Rate. The default rate of interest under the Term Loan prior to maturity is 7% above the non-default rate otherwise applicable, and after maturity is 7% above the non-default rate applicable to loans measured by the Base Rate. For Fiscal 1997 and Fiscal 1996, the weighted average interest rate for Base Rate loans was 10.0% and 9.75%, respectively, and the weighted average interest rate for Eurodollar Rate loans was 8.45% and 8.25%, respectively.

    A facility fee in respect of the Revolver in the amount of $336,000 was paid on the Plan Effective Date and an additional fee in the amount of $224,000 is payable on December 31, 1998. A letter of credit fee of 1.75% per annum will be charged quarterly in arrears based on the average daily maximum aggregate amount available to be drawn by beneficiaries under all outstanding letters of credit. A commitment fee in the amount of 0.5% per annum will be payable monthly in arrears based on the average daily unused amount of the maximum Revolver facility. Both the letter of credit fee and the commitment fee are subject to adjustment on June 1, 1998, and annually thereafter, based upon Lamonts' financial results in accordance with the criteria set forth in the Loan Agreement. In addition to a closing fee in the amount of $500,000 that Lamonts paid at the closing of the Term Loan on September 26, 1997, an additional closing fee in respect of the Term Loan, calculated at the rate of 5% per annum applied to the average daily principal balance of the Term Loan outstanding after September 26, 1998, is payable at the times and in the manner set forth in the Loan Agreement. If the options to extend the maturity date of the Term Loan are exercised, extension fees calculated at the rate of 5% per annum applied to the average daily principal balance of the Term Loan outstanding during the applicable extension period will be payable at the times and in the manner set forth in the Loan Agreement.

    Advances by BankBoston under the BankBoston Facility are secured by all real and personal property, rights, and assets of Lamonts, including, without limitation, real estate leasehold interests, but excluding any proceeds of bankruptcy causes of action under sections 544 through 550 of the Bankruptcy Code and proceeds from a special account established for unpaid professional fees.

    The BankBoston Facility required that, as of the Plan Effective Date, in partial exchange for the BankBoston administrative claim against the Company's Chapter 11 estate, and in consideration for the guaranty of the Term Loan, the Surety received (i) 228,639 Class C Warrants exercisable for the purchase of an aggregate of 3,429,585 shares of Common Stock, and (ii) 10 shares of Class B Common Stock, representing all of the authorized and outstanding Class B Common Stock. (See Note 12.)

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 7--DEBT (CONTINUED)
    The Loan Agreement contains, among other things, certain covenants restricting (a) the incurrence of indebtedness, other than (i) indebtedness under the BankBoston Facility, (ii) current liabilities not incurred through the borrowing of money, (iii) indebtedness in respect of taxes or other governmental charges not yet due and payable or being contested in good faith by appropriate proceeding, (iv) scheduled indebtedness not contemplated as being discharged by the Plan, (v) certain purchase money indebtedness limited to 50% of permitted capital expenditures, and (vi) unsecured indebtedness in respect of the limited recourse arrangements under a contractual arrangement relating to the Company's charge card between the Company and Alliance Data Systems, limited to 50% of the amount of cardholders' bad debts; (b) the creation of liens, other than (i) liens securing the obligations under the BankBoston Facility, (ii) scheduled liens not contemplated as being discharged by the Plan, (iii) liens securing taxes or other governmental charges not yet due, (iv) deposits or pledges made in connection with social security obligations, (v) mechanics and similar liens less than 120 days old in respect of obligations not yet due, (vi) immaterial easements and similar encumbrances, (vii) statutory or common law landlord's liens, and (viii) purchase money security interests to the extent the indebtedness is permitted under the Loan Agreement; (c) the payment of dividends, other than (i) dividends payable solely in shares of Common Stock,
(ii) distributions by a wholly-owned subsidiary of the Company to the Company and, (iii) dividends and/or distributions contemplated by the Plan; (d) mergers, consolidations or dispositions of assets, other than (i) sales of inventory in the ordinary course, (ii) dispositions of leasehold improvements in connection with permitted store closures, and (iii) dispositions of obsolete fixtures and equipment not to exceed $100,000 in any 12 month period; (e) guarantees with respect to indebtedness of other persons, other than the guarantee of lease payments in respect of the Company's distribution center in Kent, Washington; and (f) capital expenditures, other than capital expenditures of $2,500,000, $6,500,000, $5,500,000 and $1,000,000 during Fiscal 1997, Fiscal 1998, Fiscal
1999 and the period from February 6, 2000 to February 27, 2000, respectively. In addition to the foregoing, the Company is required to maintain certain inventory levels within a range of minimum and maximum book values and a debt service coverage ratio, in each case measured on a quarterly basis as set forth in the Loan Agreement. The Company is currently in compliance with all such covenants.

    Any necessary waivers of or amendments to such covenants require, with certain exceptions specified in the BankBoston Facility, the concurrence of both BankBoston and the Surety. The Loan Agreement contains customary Events of Default for credit facilities of its type. The Surety has the right, under specified circumstances after a default, to direct BankBoston to declare Lamonts' obligations under the BankBoston Facility immediately due and payable and to cause the exercise of certain of BankBoston's rights and remedies under the Loan Agreement.

    As of January 31, 1998, the Company had $19.0 million of borrowings outstanding under the Revolver (with additional borrowing capacity thereunder of $4.3 million) and $10.0 million outstanding under the Term Loan.

    To hedge the interest rate exposure from variable rate loans under the BankBoston Facility, on March 24, 1998, the Company entered into a forward interest rate swap letter agreement ("Swap Agreement") with BankBoston. The Swap Agreement is for a fixed rate of 5.73% plus the margin from time to time applicable to the Eurodollar Loans on a notional amount of $20 million for a period of two years beginning March 25, 1998. BankBoston has the right to terminate the Swap Agreement on March 23, 1999 upon five days prior notice.

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 7--DEBT (CONTINUED)

    CERTAIN DEFERRED PRIORITY TAX OBLIGATIONS

    Deferred priority tax obligations consist of $0.7 million (of which approximately $0.3 million is included in current maturities of long-term debt) in tax claims which were entitled to priority under the Bankruptcy Code. The holders of these certain deferred priority tax claims will receive deferred cash payments in principal amounts equal in the aggregate to the amount of such claims over a period not exceeding six years from the date of assessment of the tax on which the claim is based. The deferred cash payments are payable in quarterly installments beginning April 30, 1998 through October 31, 2000, together with interest at the prevailing statutory rates.

    DEFERRED CURE PAYMENTS

    Certain landlords agreed to accept approximately $0.2 million (of which approximately $0.1 million is included in current maturities of long-term debt) of deferred cure payments of lease arrearages required under the Plan subsequent to the Plan Effective Date. The deferred cash payments, including principal plus simple interest at the rate of 8% per annum, will be paid in equal principal amounts beginning January 31, 1998 through October 31, 2000.

    Maturities of long-term debt obligations are as follows:

                                                                    (DOLLARS IN
                                                                     THOUSANDS)
                                                                --------------------
For fiscal years ending:
  1999........................................................       $      403
  2000........................................................           10,253
  2001........................................................              283
                                                                        -------
                                                                     $   10,939
                                                                        -------
                                                                        -------

    LETTERS OF CREDIT

    At January 31, 1998, the Company had no outstanding trade or stand-by letters of credit.

NOTE 8--STORE CLOSURE COSTS

    In January 1996, the Company received permission from the Bankruptcy Court to close an underperforming store and the Company conducted a going-out-of-business sale at this store through March 1996. The Company owned the building subject to a ground lease and attempted to market the building. The Company was unable to sell the building and, as a result, ownership of the building reverted to the owner of the underlying land. The write-off of the net book value of the building and leasehold improvements was included in the $3.0 million charge to reorganization expense recorded in Fiscal 1995 in connection with the closure of this store. In October 1996, the Company received approval by the Court to close four additional underperforming stores. The Company conducted going-out-of-business sales at those stores through December 1996. During Fiscal 1996, $3.1 million was charged to reorganization

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 8--STORE CLOSURE COSTS (CONTINUED)
expense in connection with the closure of these stores. There were no store closure costs in Fiscal 1997. Store closure costs for Fiscal 1996 and Fiscal 1995 are as follows:

                                                                             STORE CLOSURE COSTS
                                                                             --------------------
                                                                              FISCAL     FISCAL
                                                                               1996       1995
                                                                             ---------  ---------
                                                                                 (DOLLARS IN
                                                                                  THOUSANDS)
Write-off of property and equipment, net of obligations under capital
  leases...................................................................  $  --      $   2,362
Adjustments to inventory carrying values...................................      1,866        450
Lease termination costs....................................................      1,036     --
Other......................................................................        186        238
                                                                             ---------  ---------
                                                                             $   3,088  $   3,050
                                                                             ---------  ---------
                                                                             ---------  ---------
Amounts charged to reserve.................................................  $   5,292  $   3,247
                                                                             ---------  ---------
                                                                             ---------  ---------

    Revenues associated with the closed stores totaled $13.9 million and $16.1 million in Fiscal 1996 and Fiscal 1995, respectively. Operating income (losses) incurred from these stores, excluding the allocation of corporate expenses, interest and reorganization expenses, were $1.4 million and $(0.9) million in Fiscal 1996 and Fiscal 1995, respectively.

NOTE 9--INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, deferred tax assets and liabilities are recognized on temporary differences between the financial statement and tax bases of assets and liabilities using applicable enacted tax rates.

    The Company has recorded a valuation allowance against net deferred tax assets as the Company could not conclude that it was more likely than not that the tax benefits from temporary differences and net operating loss carryforwards would be realized. In subsequent periods, the Company may reduce the valuation allowance, provided that the possibility of utilization of the deferred tax assets is more likely than not. As defined by SFAS No. 109, any such reduction in the valuation allowance in the near future will result in a corresponding addition to paid-in-capital.

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 9--INCOME TAXES (CONTINUED)
    Significant components of the Company's deferred income tax assets and liabilities are as follows:

                                                                      JANUARY 31,  FEBRUARY 1,
                                                                         1998         1997
                                                                      -----------  -----------
                                                                       (DOLLARS IN THOUSANDS)
Deferred income tax assets:
  Net operating loss carryovers.....................................   $  13,909    $  34,366
  Accrued payroll and related costs.................................       1,190          954
  Leasehold interests...............................................         889        2,667
  Store closure expenses............................................       4,731        5,209
  Other.............................................................       2,043        2,418
  Valuation allowance...............................................     (20,716)     (44,448)
                                                                      -----------  -----------
Total deferred income tax assets....................................       2,046        1,166
                                                                      -----------  -----------
Deferred income tax liabilities:
  Inventory.........................................................        (576)        (228)
  Property and equipment............................................      (1,470)        (938)
                                                                      -----------  -----------
Total deferred income tax liabilities...............................      (2,046)      (1,166)
                                                                      -----------  -----------
Net deferred income taxes...........................................   $       0    $       0
                                                                      -----------  -----------
                                                                      -----------  -----------

    As of January 31, 1998, the Company had $40.9 million and $32.4 million of regular tax and alternative minimum tax Net Operating Losses ("NOL"), respectively, which will expire in years 2005 through 2013, and may be limited under section 382, as discussed below.

    The Company underwent an ownership change in reorganization under Chapter 11 which was approved by the Bankruptcy Court on December 18, 1997. Section 382 of the Internal Revenue Code limits the use of NOLs when an ownership change occurs. The annual limitation under section 382 with respect to such ownership change could significantly limit the Company's ability to use it NOLs to offset future taxable income. Section 382(l)(5) provides a more favorable treatment as to the future utilization of NOLs for a corporation that is in a Title 11 case when the ownership change occurs.

    Under section 382(l)(5), if the Company experiences another ownership change within two years of the first ownership change date, the Company will lose its NOL carryforwards thereafter. For section 382 purposes, the Company would experience an ownership change if one or more 5% shareholders increase their interests in the aggregate by more than 50% of the total of the Company's Common Stock.

NOTE 10--FAIR VALUE OF FINANCIAL INSTRUMENTS

    In accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", the following assumptions were used by management of the Company in estimating its fair value disclosures for the Company's financial instruments:

    CASH AND RESTRICTED CASH

    The carrying amount for cash approximates fair value because of the short maturity of amounts therein.

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 10--FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    REVOLVER AND TERM LOAN

    The fair value is estimated based on current rates offered for similar debt.

NOTE 11--COMMITMENTS, CONTINGENCIES AND OTHER

    The Company is involved in various matters of litigation arising in the ordinary course of business. In the opinion of management, the ultimate outcome of all such matters should not have a material adverse effect on the financial position of the Company, but, if decided adversely to the Company, could have a material effect upon the Company's operating results during the period in which the litigation is resolved.

    In March 1995, the Company brought an action against one of its landlords, Hickel Investment Company ("Hickel"), to recover overpayments of common area maintenance and other charges made to Hickel. On February 20, 1998, the United States District Court for the District of Alaska entered a final judgment against Hickel for an amount in excess of $1.8 million. Hickel has since appealed the judgment and posted a bond in the amount of $2.1 million to obtain a stay pending appeal. There can be no assurance that the Company will be successful on such appeal. As a result, no amounts related to this judgment have been recorded in the consolidated financial statements.

    CREDIT CARD PLAN AGREEMENT

    The Company's proprietary charge card, administered and owned by Alliance Data Systems ("ADS") (which purchased the charge accounts from National City Bank of Columbus), provides for the option of paying in full within 30 days of the billed date with no finance charge or with revolving credit terms. Terms of the short-term revolving charge accounts require customers to make minimum monthly payments in accordance with prescribed schedules. Through a contractual arrangement, as amended (the "Alliance Agreement"), ADS owns the receivables generated from purchases made by customers using the Lamonts charge card.

    The Alliance Agreement provides that the Company will be charged a discount fee of 1.95% of Net Sales, as that term is defined in the Alliance Agreement. Additionally, the Alliance Agreement provides for a supplemental discount fee equal to one-tenth of one percent (0.1%) of Net Sales for each one million dollar increment that Net Sales for a subject year are less than $48.0 million (the "Minimum Level") up to a maximum fee of 3% of the Net Sales for the subject year. ADS waived the supplemental discount fee for Fiscal 1997. In the event of store closures, the Alliance Agreement provides that the Minimum Level may be decreased. Additionally, as of March 1, 1996, the Company is no longer responsible for any net bad debt expense. The Alliance Agreement may be terminated by either party after June 22, 1999 upon 180 days prior written notice. The Company paid National City Bank of Columbus and ADS $0.1 million for bad debt expense and $0.9 million in fees during Fiscal 1996. In Fiscal 1997, discount fees totaled approximately $0.9 million.

    YEAR 2000

    The Company has established a compliance program to modify or replace existing information technology systems so that such systems will not generate invalid or incorrect results in connection with processing year dates for the year 2000 and later years. The Company believes that it will achieve Year 2000 compliance by the middle of the 52 weeks ending January 29, 2000 ("Fiscal 1999") and does not

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 11--COMMITMENTS, CONTINGENCIES AND OTHER (CONTINUED) currently anticipate any material disruption in its operations as a result of any failure by the Company to achieve compliance. The Company spent approximately $324,000 in Fiscal 1997 and estimates it will spend approximately $500,000 during the 52 weeks ending January 30, 1999 ("Fiscal 1998") and $150,000 in Fiscal 1999 to make its computer systems Year 2000 compliant.

    Additionally, suppliers of the Company and other third parties exchange information with the Company or rely on the Company's merchandising systems for certain sales and stock information. The Company currently does not have any information concerning the compliance status of its suppliers or such other third parties. However, because third-party failures could have a material adverse impact on the Company's ability to conduct business, confirmations are being requested from the Company's major suppliers to certify that plans are being developed to address the Year 2000 issues.

NOTE 12--STOCKHOLDERS' EQUITY

    As provided under the Plan, the authorized capital stock of the Company is 50,000,000 shares and consists of 39,999,990 shares of Common Stock, 10 shares of Class B Common Stock, and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock").

    All equity interests existing immediately prior to consummation of the Plan were canceled and/or rejected pursuant to the Plan, and the accumulated deficit relating to such equity interests was eliminated under Fresh-Start Reporting.

    COMMON STOCK

    Each share of Common Stock entitles the holder thereof to one vote on all matters on which holders are permitted to vote. No stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by the Company, and no stockholder has any right to convert Common Stock into other securities. No shares of Common Stock are subject to redemption or to any sinking fund provisions. All of the outstanding shares of Common Stock are fully paid and nonassessable.

    Subject to the rights of holders of Preferred Stock, if any, the holders of shares of Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefor and, upon liquidation, to a pro rata share in any distribution to stockholders. The Company does not anticipate declaring or paying any dividends on the Common Stock in the foreseeable future.

    CLASS B COMMON STOCK

    Except as set forth in the following paragraphs, the holders of Class B Common Stock shall enjoy the same rights, privileges and preferences and be subject to the same restrictions as the holders of the Common Stock.

    Upon the affirmative vote of not less than three-fourths of the then outstanding shares of the Class B Common Stock, (a) during the continuance of any event described in Section 11(b) of the Loan Agreement (each, an "Event of Default"), including, without limitation, nonpayment of principal and/or interest, covenant defaults, breach of representations and warranties and certain events of bankruptcy, in each case subject to applicable notice and cure periods, and/or (b) upon acceleration of any of the loans under the Loan Agreement and until such acceleration is rescinded or all amounts due under such accelerated loan

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 12--STOCKHOLDERS' EQUITY (CONTINUED) are paid in full, the Company shall (i) file a voluntary petition under Chapter 11 of the Bankruptcy Code and (ii) oppose any motion to dismiss the resulting bankruptcy case. Such right of the holders of the Class B Common Stock will terminate upon satisfaction in full of all of the Company's obligations in respect of the Term Loan, whereupon each share of Class B Common Stock will automatically convert into one share of Common Stock. Such right of the holders of the Class B Common Stock shall be coextensive with the right of the Board of Directors at any time to cause such a filing to occur, and such right shall not restrict the ability of the Board of Directors to otherwise cause the Company to file a voluntary petition under the Bankruptcy Code or to oppose any motion to dismiss any bankruptcy case. Subject to certain exceptions set forth in the Company's Second Restated Certificate of Incorporation, shares of Class B Common Stock are non-transferable.

    As required under the BankBoston Facility, in consideration of the Surety's guaranty of the Term Loan, on the Plan Effective Date the Surety was issued 10 shares of Class B Common Stock representing all of the authorized and outstanding Class B Common Stock.

    PREFERRED STOCK

    The Second Restated Certificate of Incorporation of the Company provides for the issuance of 10,000,000 shares of Preferred Stock. The Preferred Stock may be issued in one or more classes or series, and the Board of Directors is authorized to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof. Because the Board of Directors has the power to establish the preferences and rights attributable to the Preferred Stock, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock. No shares of Preferred Stock are currently outstanding.

    WARRANTS

    Pursuant to the Plan, all outstanding warrants to purchase Old Common Stock were rejected as of the Plan Effective Date.

    CLASS A WARRANTS AND CLASS B WARRANTS

    Class A Warrants to purchase an aggregate of 2,203,320 shares of Common Stock and Class B Warrants to purchase an aggregate of 800,237 shares of Common Stock have been or will be issued by the Company in accordance with the Plan pursuant to a Warrant Agreement (the "Class A/B Warrant Agreement") entered into between the Company and Norwest Bank Minnesota, N.A., as Warrant Agent. The Class A Warrants are exercisable, in whole or in part, on the first date on which the Aggregate Equity Trading Value (as defined below) equals or exceeds $20 million and, if not previously exercised, expire on January 31, 2008. The Class B Warrants are exercisable, in whole or in part, on the first date on which the Aggregate Equity Trading Value equals or exceeds $25 million and, if not previously exercised, expire on January 31, 2008. The exercise price for the Class A Warrants and the Class B Warrants is $.01 per share. The number and type of securities issuable upon exercise of the Class A Warrants and the Class B Warrants and the exercise price payable upon exercise thereof are subject to customary antidilution protection as described in the Class A/B Warrant Agreement.

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 12--STOCKHOLDERS' EQUITY (CONTINUED)
    CLASS C WARRANTS

    254,043 Class C Warrants to purchase an aggregate of 3,810,645 shares of Common Stock were issued by the Company in accordance with the Plan pursuant to several Warrant Agreements (collectively, the "Class C Warrant Agreements") entered into between the Company and the initial holders of the Class C Warrants, and were distributed as follows: (i) 228,639 Class C Warrants to purchase an aggregate of 3,429,585 shares of Common Stock were distributed to the Surety as required under the BankBoston Facility and in consideration of the Surety's guaranty of the Term Loan and in partial exchange for the Surety's administrative claim against the Company's Chapter 11 estate; and (ii) 25,404 Class C Warrants to purchase an aggregate of 381,060 shares of Common Stock were distributed to the holders of Stock Options issued on the Plan Effective Date. The Class C Warrants are exercisable, in whole or in part, as follows: (a) at any time until January 31, 2002, the Class C Warrants are exercisable for an aggregate of 3,556,602 shares of Common Stock at an exercise price of $1.25 per share; and (b) at any time after the first date on which the Aggregate Equity Trading Value equals or exceeds $25 million and until January 31, 2008, the Class C Warrants are exercisable for an aggregate of 254,043 additional shares of Common Stock at an exercise price of $.01 per share; provided that the portion of each Class C Warrant otherwise exercisable after the first date on which the Aggregate Equity Trading Value equals or exceeds $25 million shall not be exercisable by any holder thereof unless such holder has exercised in full such holder's portion of such Class C Warrant that is currently exercisable. The number and type of securities issuable upon exercise of the Class C Warrants are subject to customary antidilution protection as described in the Class C Warrant Agreements.

    GORDIAN WARRANTS

    As part of the compensation to Gordian for investment banking services rendered to the Company during the Company's Chapter 11 case, Gordian will be issued, on the 120th calendar day following the Plan Effective Date, the Gordian Warrants to purchase an aggregate number of shares of Common Stock equal to 200,000 divided by the Normalized Share Price (as defined below). The Gordian Warrants are immediately exercisable upon issuance thereof and, if not previously exercised, expire five (5) years from their issuance date. The exercise price for the Gordian Warrants is the Normalized Share Price per share. The "Normalized Share Price" is equal to the average of the "Closing Prices" of the Common Stock for the 45 trading days commencing on the 45th calendar day next following the Plan Effective Date. For purposes of determining the Normalized Share Price, the Closing Price means (i) the closing sales price per share on the national securities exchange on which the Common Stock is principally traded, or (ii) if the shares are then traded in an over-the-counter market, the average of the closing bid and asked prices on such market, or (iii) if the shares are not then traded on a national securities exchange or in an over-the-counter market, then such value as the Board of Directors of the Company shall in good faith reasonably determine. If Gordian disagrees with such determination, then an investment banking firm shall be mutually agreed upon, engaged and compensated by the Company for a definitive determination of the Normalized Share Price.

    STOCK OPTIONS

    The Stock Options granted pursuant to the Plan are exercisable for the purchase of 1,333,728 shares of Common Stock and consist of: (i) Base Options exercisable for the purchase of 1,000,000 shares of

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 12--STOCKHOLDERS' EQUITY (CONTINUED)
Common Stock with an exercise price of $1.00 per share; (ii) to prevent dilution resulting from the issuance of the Class A Warrants, Protective A Options exercisable for the purchase of an additional 244,813 shares of Common Stock with an exercise price of $0.01 per share, exercisable only on or after the date on which the Class A Warrants become exercisable; and (iii) to prevent dilution resulting from the issuance of the Class B Warrants, Protective B Options exercisable for the purchase of an additional 88,915 shares of Common Stock with an exercise price of $0.01 per share, exercisable only on or after the date on which the Class B Warrants become exercisable. In addition, to prevent dilution resulting from the issuance of the Class C Warrants to the Surety, holders of such Stock Options were issued, on a pro rata basis and with the same vesting schedule as each holder's respective Stock Options, Class C Warrants exercisable for the purchase of an aggregate of 381,060 shares of Common Stock (355,656 shares with an exercise price of $1.25 per share and 25,404 shares with an exercise price of $.01 per share).

    The number of Protective Options that may be exercised by any holder shall bear the same proportion (based on the total number of Protective Options granted to such holder) to the number of Base Options that have been exercised by such holder (based on the total number of Base Options granted to such holder).

    The Stock Options and the Class C Warrants are subject to adjustment to prevent dilution upon the occurrence of certain specified events, excluding exercise of the Stock Options, the Class A Warrants, the Class B Warrants, the Class C Warrants, or the Gordian Warrants. The Stock Options granted on January 31, 1998 have a term of 10 years and vest as follows: 50% on the date of grant; and 25% on each anniversary of the date of grant. The Stock Options are governed by the Lamonts Apparel, Inc. 1998 Stock Option Plan (the "Stock Option Plan"), and the Class C Warrants issued in conjunction therewith are governed by a warrant agreement in substantially the form of the Class C Warrant Agreement between the Company and the Surety.

    Under the terms of the Stock Option Plan, the Company has available, in addition to the shares of Common Stock reserved for issuance upon exercise of the Stock Options granted on the Plan Effective Date, an additional 375,000 shares (subject to adjustment to prevent dilution upon certain events, excluding any exercise of Class A Warrants, Class B Warrants, Class C Warrants, or Stock Options) of Common Stock for possible grants of additional stock options from time to time after the Plan Effective Date if, and to the extent, a committee appointed by the Board of Directors ("Compensation Committee"), may determine that such additional grants would be in the best interest of the Company. On February 26, 1998, the Compensation Committee reserved 335,500 of the 375,000 shares of Common Stock available for issuance upon exercise of Stock Options granted by the Compensation Committee on such date to certain executive officers of the Company, the disinterested members of the Board, and certain other senior and middle level managers of the Company. Such Stock Options have a per share exercise price of $1.00, a term of 10 years and vest as follows: 25% on the date of grant; and 25% on each annual anniversary of the date of grant.

    The following summarizes the Stock Options granted under the Stock Option Plan during Fiscal 1997:

Granted..................................................  1,333,728
Exercised................................................          0
                                                           ---------
Balance, January 31, 1998................................  1,333,728
                                                           ---------
                                                           ---------

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 12--STOCKHOLDERS' EQUITY (CONTINUED)
    The Company has elected to follow Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") in accounting for its employee stock options. Under APB No. 25, because the exercise price of the Company's employee options is greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized in the consolidated financial statements.

    Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). This information is required to be determined as if the Company has accounted for its employee stock options granted subsequent to January 31, 1995, under the fair value method of that statement.

    The fair value of the options was estimated at the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions for Fiscal 1997: risk free interest rate of 5.7%; a stock price volatility factor of 45%; and expected option life of 10 years following vesting; and no dividend during the expected term.

    For purposes of pro forma disclosures required by SFAS No. 123, the Company's income and earnings per share ("EPS") would have reflected compensation cost determined based on the estimated fair value of the options at the date of grant. There are no pro forma adjustments for Fiscal 1996 and Fiscal 1995 because no options were granted during these periods. The Company's pro forma information is as follows:

    Pro Forma Income and EPS from Operations Before Extraordinary Item:

                                                                     FISCAL 1997
                                                                 -------------------
                                                                     (DOLLARS IN
                                                                      THOUSANDS
                                                                 EXCEPT SHARE DATA)
Income from operations before extraordinary item:
  As reported..................................................       $  53,546
  Pro forma net income.........................................       $  52,952
Basic and Diluted EPS from operations before extraordinary
  item:
  As reported..................................................       $    3.00
  Pro forma net income per share...............................       $    2.96

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 12--STOCKHOLDERS' EQUITY (CONTINUED)

    1992 STOCK OPTION PLAN

    Pursuant to the Plan, the Company's previous Nonstatutory Stock Option Plan (the "1992 Stock Option Plan") and all employee stock options outstanding under the 1992 Stock Option Plan were rejected on the Plan Effective Date. The following table summarizes the 1992 Stock Option Plan activity prior to the Effective Date:

                                                                          NUMBER OF
                                                                           OPTIONS
                                                                         -----------
Balance, January 28, 1995..............................................      374,740
  Granted..............................................................            0
  Exercised............................................................      (11,774)
  Canceled.............................................................      (43,902)
                                                                         -----------
Balance, February 3, 1996..............................................      319,064
  Granted..............................................................            0
  Exercised............................................................         (504)
  Canceled.............................................................      (43,109)
                                                                         -----------
Balance, February 1, 1997..............................................      275,451
  Rejection of options.................................................     (275,451)
                                                                         -----------
Balance, January 31, 1998..............................................            0
                                                                         -----------
                                                                         -----------

NOTE 13 - RELATED PARTY TRANSACTIONS

    In connection with a recapitalization of the Company in October 1992 (the "Recapitalization"), pursuant to which, among other things, the Company issued an aggregate of $75 million in principal amount of its Old 10 1/4% Notes, certain of the Company's post-Recapitalization stockholders, representing an aggregate of approximately 8,717,000 shares or 98% of the Old Common Stock outstanding immediately following the Recapitalization, entered into that certain Voting Agreement dated as of October 30, 1992 (the "Voting Agreement"). The Voting Agreement provided, among other things, that (i) Apollo Retail Partners ("ARP"), a holder of greater than 5% of the Old Common Stock, could designate six persons to the Board of Directors, and (ii) a majority of certain former holders of the Company's 13 1/2% Senior Subordinated Notes which were due February 1995 (the "Old 13 1/2% Notes"), which notes were exchanged for Old Common Stock pursuant to the Recapitalization, could designate two persons to the Board of Directors. Lamonts' obligations under the Voting Agreement were rejected as of the Plan Effective Date.

    In connection with the Recapitalization, the parties to the agreement effecting the Recapitalization (and/or their permitted assignees) entered into an equity registration rights agreement and a debt registration rights agreement. Under certain circumstances, the holders of at least 10% of the aggregate principal amount of the then outstanding Securities (as defined therein) covered by such agreements could exercise up to two demand registrations with respect to such Securities. The Company was required to pay all expenses (other than underwriting discounts and commissions) in connection with all such registrations. The agreements also provided for certain piggyback registration rights. The Old Common Stock held by ARP and Morgens Waterfall Vintiadis & Company, Inc. ("Morgens"), a holder of greater than 5% of the

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 13 - RELATED PARTY TRANSACTIONS (CONTINUED)
Old Common Stock, was covered by the equity registration rights agreement pursuant to its terms. These agreements were rejected as of the Plan Effective Date.

    As a holder of Old Common Stock, ARP received 76,951 shares of Common Stock and 38,475 Class B Warrants under the Plan based on the amount of shares of Old Common Stock beneficially owned by ARP. All of the Old Common Stock beneficially owned by ARP was canceled on the Plan Effective Date.

    As holders of Old Common Stock, certain affiliates of Morgens received 16,568 shares of Common Stock and 8,285 Class B Warrants under the Plan based on the amount of Old Common Stock beneficially owned by Morgens as reflected in the
Schedule 13D filed by Morgens on February 13, 1998. All of the Old 13 1/2% Notes and the Old Common Stock beneficially owned by Morgens were canceled on the Plan Effective Date.

    As a holder of Old Common Stock and of Old 10 1/4% Notes, Executive Life Insurance Company of New York ("ELICNY"), a holder of greater than 5% of the Old Common Stock, received 347,074 shares of Common Stock, 209,426 Class A Warrants and 71,577 Class B Warrants pursuant to the first two distributions under the Plan. ELICNY may receive additional shares of Common Stock, Class A Warrants and Class B Warrants following the resolution of pending claims filed against the Company during its Chapter 11 case. All of the Old 10 1/4% Notes and the Old Common Stock beneficially owned by ELICNY were canceled on the Plan Effective Date.

    As a holder of Old Common Stock and of Old 10 1/4% Notes, certain investment companies and accounts indirectly controlled by FMR Corp. (collectively "Fidelity") received 2,925,142 shares of Common Stock, 1,810,380 Class A Warrants and 581,184 Class B Warrants pursuant to the first two distributions under the Plan. Fidelity may receive additional shares of Common Stock, Class A Warrants and Class B Warrants following resolution of pending claims filed against the Company during its Chapter 11 case. All of the Old 10 1/4% Notes and the Old Common Stock beneficially owned by Fidelity were canceled on the Plan Effective Date.

    As required by the BankBoston Facility and in partial exchange for its administrative claim, pursuant to the Plan, the Surety received (i) 228,639 Class C Warrants exercisable for the purchase of an aggregate of 3,429,585 shares of Common Stock and (ii) 10 shares of Class B Common Stock representing all of the authorized and outstanding Class B Common Stock.

    In connection with the Plan, the Company entered into a Grant of Registration Rights in favor of Fidelity and the Surety, pursuant to which, and subject to certain exceptions, the Company has agreed to file and cause to remain effective a Registration Statement under the Securities Act of 1933, as amended, covering certain of the securities distributed under the Plan until no such securities are outstanding. The Company is required to pay all expenses (other than underwriting discounts and commissions) in connection with all such registrations. In addition, the agreement provides for certain "piggyback" registration rights.

NOTE 14 - BENEFIT PLANS

    PENSION PLAN

    On January 1, 1986, the Company established the Lamonts Apparel, Inc. Employees Retirement Trust (the "Pension Plan"). The Pension Plan is a noncontributory defined benefit pension plan for employees of

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 14 - BENEFIT PLANS (CONTINUED)
the Company who are not eligible for pension benefits from another pension plan pursuant to collective bargaining agreements. Participant benefits are based on years of service and compensation during later years of employment. It is the Company's policy to make contributions to the Pension Plan in amounts which comply with the minimum regulatory funding requirements. On February 26, 1998, the Board approved an amendment to the Pension Plan which provides that, effective April 1, 1998, benefits under the Pension Plan will cease to accrue and prohibits the entry of any new participants. Participants that are not yet vested will continue to accrue vesting service after April 1, 1998.

    The following table sets forth the Company's funded plan status and amounts recognized in the Company's consolidated balance sheets:

                                                                             JANUARY 31,  FEBRUARY 1,  FEBRUARY 3,
                                                                                1998         1997         1996
                                                                             -----------  -----------  -----------
                                                                                 (DOLLARS IN THOUSANDS, EXCEPT
                                                                                           PERCENTS)
Actuarial present value of accumulated benefit obligations, Including vested benefits of $7,215, $5,345 and $5,462 at January 31, 1998,
  February 1, 1997, and February 3, 1996, respectively                        $   7,428    $   5,598    $   5,651
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Projected benefit obligation...............................................   $   8,422    $   6,513    $   6,639
Pension Plan assets at value, primarily money market funds and guaranteed
  investment contracts                                                            6,528        6,045        5,143
                                                                             -----------  -----------  -----------
Projected benefit obligation in excess of Pension Plan assets..............       1,894          468        1,496
Unrecognized net loss from past experience different from that assumed.....      --             (347)      (1,238)
                                                                             -----------  -----------  -----------
Accrued pension cost.......................................................       1,894          121          258
Charge to equity to recognize minimum liability............................      --           --              250
                                                                             -----------  -----------  -----------
Total accrued pension cost.................................................   $   1,894    $     121    $     508
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Discount rate..............................................................       7.00%        7.75%        7.25%
Rate of increase in future compensation levels.............................        3.5%         3.5%         3.5%
Expected long term rate of return on assets................................        9.0%         9.0%         9.0%

    Amounts charged to expense under the Pension Plan were as follows:

                                                                    FISCAL     FISCAL     FISCAL
                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                       (DOLLARS IN THOUSANDS)
Service cost, benefits earned during the period..................  $     336  $     404  $     414
Interest cost on projected benefit obligation....................        527        461        483
Actual return on assets..........................................       (777)      (635)      (883)
Other, including deferred recognition of asset gain..............        255        213        559
                                                                   ---------  ---------  ---------
Net pension cost.................................................  $     341  $     443  $     573
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

                             LAMONTS APPAREL, INC.

                                JANUARY 31, 1998

NOTE 14 - BENEFIT PLANS (CONTINUED)
    During Fiscal 1995, a claim was filed against the Company by the Pension Benefit Guaranty Corporation ("PBGC") in the amount of $2.8 million based upon PBGC's assumption that one of the Company's qualified employee retirement plans would be terminated. The Company believes that even if the plan were terminated, unfunded plan benefit liabilities would not be material. The Company disputed the claim. PBGC withdrew its claim without prejudice.

    LAMONTS 401(k) PLAN

    The Lamonts Apparel, Inc. Tax Relief Investments Protection Plan, as amended and restated effective January 1, 1994 (the "401(k) Plan") provides participants the opportunity to elect to defer an amount from 1% to 15% of their compensation, in increments of 1%. Under the 401(k) Plan, the Company matches contributions equal to 50% of each participant's deferred pay contributions (such contribution not to exceed one percent of the participant's compensation). Effective April 1, 1998, the Company increased its matching contribution to 50% of the first 4% of each participant's deferred pay contributions. The Company contributed $0.12 million, $0.14 million, and $0.15 million during Fiscal 1997, Fiscal 1996, and Fiscal 1995, respectively.